     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2001



                                                      REGISTRATION NO. 333-49814

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                      GENERAL MARITIME SHIP HOLDINGS LTD.


             (Exact name of registrant as specified in its charter)

  REPUBLIC OF THE MARSHALL ISLANDS                    4412                               06-1597083
  (State or other jurisdiction of         (Primary Standard Industrial                 (IRS Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                              35 WEST 56TH STREET
                               NEW YORK, NY 10019

                                 (212) 763-5600

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             PETER C. GEORGIOPOULOS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              35 WEST 56TH STREET
                               NEW YORK, NY 10019
                                 (212) 763-5600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        Copies of all communications to:


          THOMAS E. MOLNER, ESQ.                                  MELVIN EPSTEIN, ESQ.
    Kramer Levin Naftalis & Frankel LLP                       Stroock & Stroock & Lavan LLP
             919 Third Avenue                                        180 Maiden Lane
            New York, NY 10022                                     New York, NY 10038
              (212) 715-9100                                         (212) 806-5864


                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                       AMOUNT        PROPOSED MAXIMUM     PROPOSED MAXIMUM          AMOUNT
     TITLE OF EACH CLASS OF            TO BE          OFFERING PRICE     AGGREGATE OFFERING           OF
  SECURITIES TO BE REGISTERED        REGISTERED          PER SHARE            PRICE(1)         REGISTRATION FEE
common stock, $0.01 par value
  per share.....................     8,050,000            $19.00            $152,950,000          $39,847.50


(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                7,000,000 SHARES


                            [GENERAL MARITIME LOGO]

                                  COMMON STOCK
                                ----------------


    General Maritime is offering 7,000,000 shares of its common stock.



    This is our initial public offering. We intend to apply to have our common stock approved for quotation on the New York Stock Exchange under the symbol "GMR." The initial public offering price will be between $15.00 and $19.00 per share.

                             ---------------------


    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                   PER SHARE                  TOTAL
Public Offering Price.....................................             $                        $
Underwriting Discounts and Commissions....................             $                        $
Proceeds to General Maritime..............................             $                        $


    The underwriters have an option to purchase up to an additional 1,050,000 shares of common stock from us to cover over-allotments. The underwriters expect
to deliver the shares to purchasers on or about             , 2001.


ING BARINGS                                                      LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.


               The date of this prospectus is             , 2001

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      1

RISK FACTORS................................................      8

IMPORTANT ASSUMPTIONS IN THIS PROSPECTUS....................     19

USE OF PROCEEDS.............................................     20

DIVIDEND POLICY.............................................     21

CAPITALIZATION..............................................     21

DILUTION....................................................     22

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA..............     23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     26

THE INDUSTRY................................................     38

BUSINESS....................................................     46

MANAGEMENT..................................................     57

RECAPITALIZATION............................................     61

PRINCIPAL SHAREHOLDERS......................................     65

DESCRIPTION OF INDEBTEDNESS.................................     66

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............     68

SHARES ELIGIBLE FOR FUTURE SALE.............................     69

DESCRIPTION OF CAPITAL STOCK................................     70

TAX CONSIDERATIONS..........................................     73

UNDERWRITING................................................     81

LEGAL MATTERS...............................................     84

EXPERTS.....................................................     84

WHERE YOU CAN FIND ADDITIONAL INFORMATION...................     84

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................    F-1

DEFINITIONS OF SHIPPING TERMS...............................    A-1

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. WE HAVE INCLUDED THIS INFORMATION IN THE PROSPECTUS SUMMARY BECAUSE WE BELIEVE THIS INFORMATION IS HIGHLY IMPORTANT IN MAKING A DECISION TO INVEST IN OUR COMMON STOCK. HOWEVER, BEFORE INVESTING IN OUR COMMON STOCK YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, FOR A MORE COMPLETE UNDERSTANDING OF OUR BUSINESS AND THIS OFFERING.



OVERVIEW



    We are a leading provider of international seaborne crude oil transportation services within the Atlantic basin. We have the fourth largest mid-sized tanker fleet in the world based on our total cargo carrying capacity of approximately
2.2 million deadweight tons. Our fleet consists of 15 Aframax and five Suezmax tankers. With 17 of these 20 vessels currently operating in the Atlantic basin, we have one of the largest fleets in this market, which includes ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea.



    During 2000, our vessels transported more than 201 million barrels of crude oil into the United States, accounting for over 6.2% of all U.S. crude oil imports. Our customers include most of the major international oil companies such as Chevron Corporation, CITGO Petroleum Corp., Exxon Mobil Corporation, Phillips Petroleum Company and Texaco Inc. Approximately 23.7% of all our crude oil charters in 2000 were for these customers, with the balance spread between oil traders and other tanker owners.



    We actively manage the deployment of our fleet between short-term spot market charters and longer-term time-charters at fixed rates. Approximately 63.3% of our net voyage revenues was generated in the spot market in 2000, compared to approximately 39.6% in the prior year. In 2000, we generated approximately $108.0 million in net voyage revenues, $74.1 million in EBITDA and $30.3 million in net income.



    Our predecessor companies began operations in 1997 and their fleet had grown to 14 vessels as of December 31, 2000. At the time of this offering, these 14 vessels will be combined in our company with six additional vessels creating the total fleet discussed in this prospectus. The financial statements and historical financial information reflect only the initial 14 vessels and their operating results. The transactions resulting in the formation of our company are described below in this prospectus summary.



OUR FLEET



    As of December 31, 2000, based on deadweight tons, the average age of our nine Aframax tankers operating in the Atlantic basin was approximately
9.2 years, compared to an average age for the world Aframax fleet of approximately 11.5 years. On the same basis, the average age of our five Suezmax tankers, all of which currently operate in the Atlantic basin, was 9.8 years, compared to an average age for the world Suezmax tanker fleet of approximately
12.0 years. We believe the relatively young age and quality of our fleet, coupled with our excellent safety record, position us favorably within the sector. The following chart provides information regarding all of our vessels.

                                                        YEAR         YEAR                   DEADWEIGHT     EMPLOYMENT STATUS
                                                       BUILT       ACQUIRED        TYPE        TONS        (EXPIRATION DATE)
                                                      --------   -------------   --------   -----------   --------------------
15 AFRAMAX TANKERS
GENMAR AJAX.........................................    1996             1998     DH            96,183    TC (August 2003)
GENMAR AGAMEMNON....................................    1995             1998     DH            96,226    Spot
GENMAR MINOTAUR.....................................    1995             1998     DH            96,226    Spot
GENMAR ALEXANDRA....................................    1992             2001     DH           102,262    Spot
GENMAR CONSTANTINE..................................    1992             1998     DH           102,335    Spot
GENMAR HECTOR.......................................    1992             2001     DH(1)         96,027    Spot
GENMAR PERICLES.....................................    1992             2001     DH(1)         96,027    Spot
GENMAR GABRIEL......................................    1990             1999     DS            94,993    Spot
GENMAR GEORGE.......................................    1989             1997     DS            94,955    TC (May 2003)
GENMAR COMMANDER....................................    1989             1997     SH            96,578    TC (February 2002)
GENMAR BOSS.........................................    1985             1997     DS            89,601    Spot
GENMAR SUN..........................................    1985             1997     DS            89,696    TC (February 2002)
WEST VIRGINIA(2)....................................    1981             2001     SH            89,000    Spot
KENTUCKY(2).........................................    1980             2001     SH            89,225    Spot
STAVANGER PRINCE(2)(3)..............................    1979             2001     SH            88,868    Spot
                                                                                             ---------
                                                                           Total Aframax:    1,418,202
5 SUEZMAX TANKERS
GENMAR SPARTIATE....................................    1991             2000     SH           155,150    Spot
GENMAR ZOE..........................................    1991             2000     SH           152,402    Spot
GENMAR MACEDON......................................    1990             2000     SH           155,527    Spot
ALTA................................................    1990             1997     SH           146,251    TC (April 2001)
HARRIET.............................................    1989             1997     SH           146,184    Spot
                                                                                             ---------
                                                                           Total Suezmax:      755,514
                                                                             Total Fleet:    2,173,716


------------------------------


DH Double-hull tanker; DS Double-sided tanker; SH Single-hull tanker; TC Time
    Charter



(1) Oil/Bulk/Ore carrier (O/B/O).



(2) These vessels currently operate outside of the Atlantic basin. Accordingly, we have not included them in our calculation of the Atlantic basin statistics.



(3) We will not have closed the acquisition of this vessel as of the date of this prospectus. We have an agreement to acquire it promptly following the closing of this offering.



MARKET OPPORTUNITIES



    Over the past several years, we believe a variety of industry trends have converged to alter the dynamics of the market for tanker services. We believe the following factors in particular are creating a positive outlook for our business:



    - OIL IMPORTS ARE RISING. The United States is the leading importer of crude oil in the world. Since 1985, U.S. demand for crude oil has risen in aggregate by 24%, whereas U.S. crude oil production has declined by approximately 35% during the same period. Driven by the imbalance of supply and demand, U.S. crude oil imports have increased by approximately 196% since 1985.



    - TANKER FLEET IS AGING. Approximately 29% of all tankers in the world are currently older than 20 years of age and thus are approaching the end of their useful lives. In the combined Aframax and Suezmax tanker markets, where we operate, the total capacity of mid-sized tankers older than 20 years of age is approximately 50% greater than the total capacity of new mid-sized vessels currently on order.



    - FOCUS ON SAFETY IS GROWING. We believe that charterers, regulators and insurers have become increasingly focused on environmental safety. Strict regulation of the industry has resulted in the phasing out of older vessels and the correspondingly strong demand and higher rates for more modern tonnage operated by experienced companies.

BUSINESS STRATEGY



    To maximize shareholder value and enhance our position as a leading provider of international seaborne crude oil transportation services within the Atlantic basin, we are pursuing the following business strategies:



    - GROWING OUR FLEET THROUGH ACQUISITIONS OF VESSELS AND BUSINESSES. We are an industry consolidator focused on acquiring modern, second-hand, mid-sized tankers. The mid-sized tanker market is highly fragmented with a total of nearly 200 tanker operators. Of those, approximately 70% own three vessels or less. We believe this provides us with a significant opportunity to expand our presence in the Atlantic basin and achieve economies of scale in this market.



    - CONDUCTING ENVIRONMENTALLY SAFE, COST-EFFICENT OPERATIONS. We aggressively manage our operating and maintenance costs. At the same time, we believe our fleet has an excellent safety record which we intend to maintain through acquisitions of modern vessels and regular maintenance and inspection of our fleet. We believe that our operating history and excellent safety record will help us strengthen our relationships with existing customers and develop relationships with new ones.



    - MANAGING OUR FLEET DEPLOYMENT. We seek to balance the mix of our fleet deployment between short-term spot market voyages and longer-term time charters at fixed rates. We aim to maintain a stable revenue stream through the cycles of the market while preserving our ability to benefit from potential increases in tanker rates.



COMPETITIVE STRENGTHS



    We believe we possess a number of competitive strengths that will allow us to enhance our position within the industry:



    - WE ARE A DYNAMIC, CREATIVE COMPANY bringing new ideas and energy to an older, more traditional industry.



    - WE OPERATE A FLEET OF MODERN, MID-SIZED TANKERS which we believe helps us manage and contain our costs. A number of our vessels have one or two substantially identical "sister ships" in our fleet which provides us with vessel substitution opportunities that enhance our operational flexibility.



    - WE ARE BUILDING STRONG CUSTOMER RELATIONSHIPS with leading oil companies such as Chevron Corporation, CITGO Petroleum Corp., Exxon Mobil Corporation, Phillips Petroleum Corporation and Texaco Inc. These oil companies accounted for approximately 3.4%, 9.6%, 2.3%, 3.3% and 5.1%, respectively, of our gross voyage revenues in 2000.



    - WE HAVE AN EXPERIENCED MANAGEMENT TEAM in all of the commercial, technical and management areas of our business. Our six senior executive officers have a combined total of more than 90 years in the shipping industry.



COMPANY BACKGROUND



    Our Company, as described in this prospectus, assumes our acquisition of 20 vessels and two corporations, as described below. At the time of this offering:



    - We are acquiring 14 vessels which are owned by seven limited partnerships for which corporations owned by Peter C. Georgiopoulos act as managing general partner through our acquisition of (i) six of these limited partnerships owning an aggregate of 13 vessels and (ii) one special purpose entity owning one vessel; the special purpose entity is owned by the remaining limited partnership.

    - We are acquiring the remaining six vessels through (i) our acquisition of five special purpose entities each owning one vessel, the commercial operations of which are conducted by the old General Maritime Corporation which is owned by Peter C. Georgiopoulos and (ii) our acquisition, which has not yet been completed, of one vessel that is owned and commercially operated by an unaffiliated party.



    - We are acquiring the two corporations through our acquisition of (i) all of the issued and outstanding common stock of the old General Maritime Corporation and (ii) substantially all of the assets of United Overseas Tankers Ltd., a corporation located in Piraeus, Greece, which conducts technical operations, such as staffing and maintenance, for many of our vessels.



    The 14 vessels previously owned by limited partnerships for which affiliates of Peter C. Georgiopoulos have acted as managing general partner and the old General Maritime Corporation and their operating results are reflected in our financial statements and the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." The remaining six vessels and United Overseas Tankers Ltd. and their operating results are not so reflected. You should read the discussions under the heading "Recapitalization" and "Certain Relationships and Related Transactions" for more information regarding these acquisitions.



    In connection with this offering, we intend to enter into a new loan facility that will be used to refinance the existing loan facilities associated with the 14 vessels owned prior to this offering by limited partnerships for which affiliates of Peter C. Georgiopoulos have acted as managing general partner. We intend to repay the indebtedness associated with the six other vessels by drawing upon the new debt facility. As of December 31, 2000, we were in default under some of our existing loan facility agreements, but we received written waivers of the defaults. In addition, some of the covenants of our existing loan facility agreements were amended to reduce working capital and other requirements.



    General Maritime Corporation is incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 35 West 56th Street, New York, NY 10019. Our telephone number at that address is
(212) 763-5600.


                                  THE OFFERING


Common stock offered by us................  7,000,000 shares

Common stock to be outstanding after this
  offering................................  28,000,000 shares

Use of proceeds...........................  For reducing outstanding borrowings, for acquisitions of additional vessels or complementary businesses and for
                                            general corporate purposes, including working capital.
                                            You should read the discussion under the heading "Use of
                                            Proceeds" for more information.

Proposed New York Stock Exchange symbol...  GMR



    The number of shares of our common stock to be outstanding upon completion of this offering is based on the number of shares to be outstanding upon completion of our recapitalization. You should read the discussion under the heading "Capitalization" for more information regarding the outstanding shares of our common stock, warrants and options to purchase our common stock.

                        SUMMARY FINANCIAL AND OTHER DATA


    The following summary financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997 and the consolidated balance sheet data as of December 31, 1999 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 are derived from financial statements which have been audited by Deloitte & Touche LLP, independent auditors. The fleet data for each of the periods described above are derived from our operational data. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                                                   ELEVEN
                                                                        YEAR ENDED                 MONTHS
                                                                       DECEMBER 31,                ENDED
                                                              -------------------------------   DECEMBER 31,
                                                                2000       1999        1998       1997(1)
                                                              --------   ---------   --------   ------------
INCOME STATEMENT DATA ($ IN THOUSANDS)
Voyage revenues.............................................  $132,012   $  71,476   $ 62,031    $  12,436
  Voyage expenses...........................................   (23,996)    (16,742)   (10,247)        (465)
                                                              --------   ---------   --------    ---------
    Net voyage revenues.....................................   108,016      54,734     51,784       11,971

Operating expenses
  Direct vessel expenses....................................    23,857      19,269     15,684        3,010
  General and administrative expenses.......................     4,792       3,868      2,828        1,101
  Depreciation and amortization.............................    24,808      19,810     16,493        3,402
  Other expenses............................................     5,272          --         --           --
                                                              --------   ---------   --------    ---------
    Total operating expenses................................    58,729      42,947     35,005        7,513

    Operating income........................................    49,287      11,787     16,779        4,458
    Net interest expense....................................    19,005      16,525     14,654        3,016
                                                              --------   ---------   --------    ---------
    Net income (loss).......................................  $ 30,282   $  (4,738)  $  2,125    $   1,442
                                                              ========   =========   ========    =========

BALANCE SHEET DATA AT END OF PERIOD
($ IN THOUSANDS)
Cash........................................................  $ 23,523   $   6,842   $  6,411    $   3,291
Total assets................................................   438,922     351,146    345,633      194,340
Long-term debt
  Long-term debt(2).........................................   241,785     202,000    241,625      135,550
  Weighted average long-term debt for period................   233,010     219,008    203,398       46,679
Total shareholders' equity..................................   186,910     125,878     99,650       55,543

OTHER FINANCIAL DATA ($ IN THOUSANDS)
EBITDA(3)...................................................  $ 74,095   $  31,597   $ 33,272    $   7,860
Net cash provided by operating activities...................    50,888      16,605     15,915        6,042
Net cash used in investing activities.......................   (89,033)    (22,762)  (159,456)    (189,716)
Net cash provided by financing activities...................    54,826       6,588    146,661      186,965
Capital expenditures
  Vessel purchases, gross...................................   (85,500)    (18,200)  (158,700)    (189,716)
  Drydocking................................................    (3,168)     (4,074)      (250)          --

FLEET DATA
Total number of vessels at end of period....................        14          11         10            6
Weighted average number of vessels(4)(6)....................      12.6        10.3        8.3          1.7
Total voyage days for fleet(5)(6)...........................     4,474       3,603      3,030          620
Total calendar days for fleet(6)(7).........................     4,599       3,756      3,030          623
Fleet utilization(8)........................................      97.3%       95.9%       100%        99.5%

AVERAGE DAILY RESULTS
TCE(9)......................................................  $ 24,143   $  15,191   $ 17,090    $  19,308
Total vessel operating expenses(10).........................     6,223       6,103      6,109        6,599
EBITDA(3)...................................................    16,111       8,412     10,981       12,616

PER SHARE DATA
Net income..................................................        --          --         --           --
Net income
  Basic.....................................................        --          --         --           --
  Fully diluted.............................................        --          --         --           --



                                                        (FOOTNOTES ON NEXT PAGE)

------------------------------


  1) Since our inception on February 1, 1997.



  2) Long-term debt is inclusive of current portion of debt for the relevant period. In 1999, it excludes a $15 million note payable to one of our shareholders that was cancelled and contributed to our capital in June 2000.



  3) EBITDA represents net income from continuing operations before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is included because it is used by investors to measure a company's financial performance. EBITDA is not an item recognized by Generally Accepted Accounting Principles, or GAAP, and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The definition of EBITDA used in this offering may not be comparable to that used by other companies.



  4) Weighted average number of vessels is the average number of vessels that constituted our fleet for that year, as measured by the sum of the number of days each vessel was part of our fleet divided by the number of calendar days in that year.



  5) Voyage days are the total days our vessels were in our possession, net of off hire days associated with major repairs, drydockings or special surveys.



  6) Reflects an extra day in 2000, which was a leap year.



  7) Calendar days are the total days our vessels were in our possession, including off hire days associated with drydockings or special surveys.



  8) Fleet utilization is the percentage of time that the vessels in our possession were available for revenue generating voyages and is determined by dividing voyage days by calendar days.



  9) TCE, Time Charter Equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenues by voyage days for the time period.



 10) Total vessel operating expenses are our total expenses associated with operating our vessels. We determine total vessel operating expenses by dividing the sum of direct vessel expenses and general and administrative expenses, net of non-recurring organizational, legal and other one-time fees, by calendar days.

                                  RISK FACTORS


    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT OUR COMPANY. IF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE.


                         RISKS RELATED TO OUR INDUSTRY


AN INCREASE IN THE SUPPLY OF TANKER CAPACITY WITHOUT AN INCREASE IN DEMAND FOR TANKER CAPACITY COULD CAUSE CHARTER RATES TO DECLINE WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.



    Historically, the tanker industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on changes in the supply of and demand for tanker capacity. The supply of tankers generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. If the number of new ships delivered exceeds the number of vessels being scrapped, tanker capacity will increase.



A DECLINE IN DEMAND FOR CRUDE OIL OR A SHIFT IN OIL TRANSPORT PATTERNS COULD MATERIALLY AND ADVERSELY AFFECT OUR REVENUES.


    The demand for tanker capacity to transport crude oil depends upon world and regional oil markets. A number of factors influence these markets, including:

    - global and regional economic conditions;


    - increases and decreases in production of and demand for crude oil;


    - developments in international trade; and

    - changes in seaborne and other transportation patterns.

    Historically, these markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, as well as competition from alternative energy sources. Falling tanker charter rates in our markets or fewer charters may have a material adverse effect on our revenues.


CHARTER RATES MAY DECLINE WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR
  FINANCIAL PERFORMANCE.



    Rates that charterers pay for transportation of crude oil by Aframax and Suezmax tankers in the spot market are the highest they have been for several years. Because many of the factors which influence the supply of and demand for vessel capacity are unpredictable, the nature, timing and degree of changes in charter rates are unpredictable.


THE MARKET FOR CRUDE OIL TRANSPORTATION SERVICES IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.


    Our vessels are employed in a highly competitive market. Our competitors include the owners of other Aframax and Suezmax tankers and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies. We do not control a sufficiently large share of the market to influence the market price charged for crude oil transportation services. Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets and the competitors in those new markets may have greater financial strength and capital resources than we do.


FLUCTUATIONS IN THE MARKET VALUE OF OUR FLEET MAY IMPAIR OUR ABILITY TO OBTAIN
  ADDITIONAL FUNDING.


    The market value of tankers fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of vessels in the world fleet, the price of newbuildings, types and sizes of vessels and the cost of other modes of transportation. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry. Declining vessel values could affect our ability to raise cash and thereby adversely impact our liquidity. In addition, declining vessel values could result in a breach of loan covenants, which could give rise to events of default under our financing agreements.



REGULATIONS AFFECTING THE TANKER INDUSTRY MAY LIMIT OUR ABILITY TO DO BUSINESS
  AND MAY INCREASE OUR COSTS.



    Our operations are affected by extensive and changing environmental protection laws and other regulations. Complying with these laws has been expensive historically and has periodically required ship modifications and changes in operating procedures across the industry. The U.S. Oil Pollution Act of 1990, or OPA 90, provides for the phase-in of the exclusive use of double-hull tankers at U.S. ports. To comply with OPA 90, tanker owners must meet maintenance and inspection requirements, develop contingency arrangements for potential spills and maintain financial responsibility requirements for vessels operating in the United States' 200-mile exclusive economic zone. While we believe that we currently comply with all regulations, we cannot assure you that we will always be able to do so in the future.



    Under OPA 90, owners, operators and bareboat charterers are strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. OPA 90 limits this strict liability to the greater of $1,200 per gross ton or $10 million. However, OPA 90 also allows unlimited liability in some circumstances and specifically permits individual states to impose their own penalties for oil pollution within their boundaries. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters.



    We believe that the Atlantic basin, including certain ports in the United States, is currently one of the most environmentally sensitive shipping markets in the world, and the companies which operate there must meet more stringent environmental regulations than companies operating elsewhere. If we fail to meet those requirements, our operations in the region could be restricted and our results could be materially and adversely affected.



    In 1992, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, followed the example set by OPA 90 and adopted regulations for tanker design and inspection. The IMO's regulations aim to reduce the likelihood of oil pollution in international waters and are being phased in on a schedule based upon vessel age. In addition, the European Union and countries elsewhere are considering stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution and limit their ability to use vessels other than double-hull vessels. Additional laws and regulations may be adopted which could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse effect on our operations.


SHIPPING IS AN INHERENTLY RISKY BUSINESS AND OUR INSURANCE MAY NOT BE ADEQUATE.


    Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any of these events may result in loss of revenues and increased costs.



    We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain $1 billion in coverage for each of our vessels for liability for spillage or leakage of oil or pollution. We also carry insurance covering lost revenue resulting from vessel off-hire for all but two of our time-chartered vessels. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our operations. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we can not guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our profits or cause losses.


OUR OPERATING RESULTS MAY FLUCTUATE SEASONALLY.


    We operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. While this seasonality has not materially affected our operating results since 1997, it could materially affect our operating results in the future.


                          RISKS RELATED TO OUR COMPANY

WE MAY NOT BE ABLE TO GROW OR TO EFFECTIVELY MANAGE OUR GROWTH.


    A principal focus of our strategy is to continue to grow by expanding our business in the Atlantic basin, the principal geographic area and market where we operate. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:



    - identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;



    - identify vessels for acquisitions;


    - consummate acquisitions or joint ventures;


    - integrate any acquired businesses or vessels successfully with our existing operations;



    - hire and train qualified personnel to manage and operate our growing business and fleet;



    - identify new markets outside of the Atlantic basin;



    - manage expansion of our business and our fleet; and



    - obtain required financing for our existing and new operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR OPERATIONS.



    If we expand our operations by acquiring new businesses or vessels or by entering and serving new regions, we will need to increase the number of our employees and expand the scope of our operating and financial systems. This growth will increase the cost and complexity of our business and the level of responsibility of existing and new management personnel. We may not be able to attract and retain qualified management and employees, especially qualified officers, engineers and other seagoing personnel, who are in limited supply. In addition, our current operating and financial systems and controls may not be adequate as we grow, and any steps we take to improve our systems and controls may be ineffective.



OUR GROWTH STRATEGY IS CAPITAL INTENSIVE, RISKY AND TIME-CONSUMING.



    Our growth depends upon our acquisition of complementary businesses or vessels. If we fail to identify, purchase, develop and integrate any additional businesses or vessels effectively, our results of operations would be adversely affected. In addition, our management team will need to devote substantial time, attention and other resources to the integration of the acquired businesses or vessels, thus distracting them from running the business. Operational or financial problems may occur as a result of any acquisitions.


OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY LIMIT OUR LIQUIDITY AND CORPORATE ACTIVITIES.

    Our vessels are subject to mortgages. These financing agreements impose operating and financial restrictions, including restrictions which limit our ability to:

    - incur additional indebtedness;

    - create liens on our assets;

    - sell the capital stock of our subsidiaries or other assets;

    - make investments;

    - engage in mergers and acquisitions;

    - make capital expenditures or pay dividends;

    - change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

    - sell our vessels.

    Accordingly, to engage in various corporate activities we will need the permission of our lenders, whose interests are different from and may be adverse to those of our shareholders. We cannot assure you that we will be able to obtain our lenders' permission if and when we need it. Our failure to obtain permission will keep us from effecting corporate transactions and may prevent us from expanding or properly managing our company.

IF WE DEFAULT UNDER ANY OF OUR LOAN AGREEMENTS, WE COULD FORFEIT OUR RIGHTS IN OUR VESSELS AND THEIR CHARTERS.


    We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

    As of December 31, 2000, we were in default under our loan facility agreements for breaching several covenants. The lenders waived their right to take action with respect to these defaults. The breaches which were waived are set forth below:



    - we did not meet all of our working capital and cash balance requirements; and



    - some of our limited partnerships made intercompany loans, all of which were subsequently repaid in full.



    When final payments are due under our loan agreements, we must repay any borrowings outstanding. To the extent that our cash flows are insufficient to repay any of these borrowings, we will need to refinance some or all of our loan agreements or replace them with an alternate credit arrangement. We may not be able to refinance or replace our loan agreements at the time they become due. In addition, the terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility.



IF WE LOSE ANY OF OUR CUSTOMERS OR A SIGNIFICANT PORTION OF OUR REVENUES, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.



    We derive, and believe that we will continue to derive, a significant portion of our net voyage revenues from a limited number of customers. During 2000, The Coastal Corporation, an international oil company recently acquired by El Paso Energy Corporation, accounted for 14.7% of our gross voyage revenues. OMI Corporation, another tanker owner, accounted for 11.3% of our gross voyage revenues during the same period; these revenues resulted primarily from time charters for two of our vessels which we terminated, effective during the fourth quarter of 2000. During 1999, OMI Corporation accounted for 22.4% of our gross voyage revenues. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues could be materially adversely affected.



WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE OUR RECENTLY FORMED TECHNICAL MANAGEMENT SUBSIDIARY.


    We depend on United Overseas Tankers Ltd. to manage the technical operations, such as the staffing and maintenance of many of our vessels. In connection with our recapitalization, we acquired United Overseas Tankers Ltd., a Liberian corporation that was formed and commenced operations in 2000. Since its formation, United Overseas Tankers Ltd. has been engaged in the business of managing the technical operations of many of our vessels and has not provided this service to any other customers. United Overseas Tankers Ltd. may encounter risks, uncertainties, expenses and difficulties frequently encountered by companies with limited operating histories. Because we did not previously operate the business of United Overseas Tankers Ltd., we may have difficulty successfully integrating and managing its operations.


AS OUR FLEET AGES, THE RISKS ASSOCIATED WITH OLDER VESSELS COULD ADVERSELY AFFECT OUR OPERATIONS.



    In general, the costs to maintain a vessel in good operating condition increase as the vessel ages. The average age, based on deadweight tons, or dwt, of our 20 vessels is 10.6 years. Due to improvements in engine technology, older vessels are typically less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.



    Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. For instance, under the IMO's regulations, oil tankers over 25 years old must be double-hulled, have a mid-deck design or be hydrostatically balanced.

We cannot assure you that, as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.



OUR INABILITY TO TRADE WITH OUR SINGLE-HULL VESSELS IN U.S. WATERS BEGINNING IN 2010 COULD ADVERSELY AFFECT OUR OPERATIONS AND MARKET POSITION.



    Under OPA 90, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to U.S. ports or trade in U.S. waters. We have nine single-hull vessels and four double-sided vessels in our fleet. Three of our single-hull vessels do not serve U.S. ports and are not subject to OPA 90. The remaining six single-hull vessels and the four double-sided vessels may be redeployed to other markets, sold or scrapped when they can no longer serve U.S. ports under OPA 90. The U.S. Coast Guard annually inspects vessels that trade in U.S. waters and determines which vessels will be phased out under OPA 90. These dates are recorded in tank vessel examination letters provided to the tanker owner. On the dates set forth below, the following tankers will be prohibited, based upon their respective ages, from trading in U.S. waters, except that they may trade in U.S. waters until 2015 if their operations are limited to discharging at the Louisiana Offshore Oil Port or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.


VESSEL*                                                       DATE OF PROHIBITION
-------                                                       -------------------
GENMAR COMMANDER............................................    January 1, 2010

GENMAR SPARTIATE............................................    January 1, 2010

GENMAR ZOE..................................................    January 1, 2010

GENMAR MACEDON..............................................    January 1, 2010

ALTA........................................................    January 1, 2010

HARRIET.....................................................    January 1, 2010

GENMAR SUN..................................................    January 1, 2013

GENMAR BOSS.................................................    January 1, 2013

GENMAR GABRIEL..............................................    January 1, 2015

GENMAR GEORGE...............................................    January 1, 2015

------------------------


* The STAVANGER PRINCE, KENTUCKY and WEST VIRGINIA will be prohibited from trading in U.S waters in 2002, 2003 and 2004, respectively. These three ships do not currently operate in the Atlantic basin.



    As our vessels reach their phase-out dates, we may need to spend significant funds to reconfigure, retrofit or redeploy them or to sell them and purchase alternative vessels. We cannot assure you that these expenditures will be economically justified or that we will have or be able to obtain sufficient funds to make these repairs or purchases. If we scrap or sell vessels without replacement, our cash flow and our market position could be negatively affected.


OUR REVENUES MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY EMPLOY OUR
  VESSELS.


    We seek to deploy our vessels both on time charter contracts and in the spot market in a manner that optimizes our revenues. As of January 31, 2001, five of our vessels were contractually committed to time charters, with the remaining terms of these charters ranging from four months to 20 months. Although these time charters provide steady revenues, they also limit the portion of our fleet available for spot voyages during an upswing in the tanker industry cycle, when spot voyages might be more profitable.

    In 2000, we earned approximately 63.2% of our net voyage revenue from spot voyages. The spot charter market is highly competitive, and spot charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot charters will be available at rates that will allow us to operate our vessels profitably.


BECAUSE WE CONDUCT OUR BUSINESS ON A WORLDWIDE BASIS, WE FACE A NUMBER OF
  SIGNIFICANT RISKS.

    Our vessels operate all over the world, exposing us to many risks, including:

    - changing economic, political and social conditions in the countries where we do business or where our vessels are registered or flagged;

    - war, terrorism and piracy;

    - expropriation of our vessels;

    - the imposition of taxes by flag states, port states and jurisdictions in which we or our subsidiaries are incorporated;

    - currency fluctuations; and

    - imposition of increased environmental and safety regulations by international organizations and port states.

    As a result of these risks, we may incur higher costs or face impairment of our assets or curtailment of our operations.

WE MAY FACE UNEXPECTED REPAIR COSTS FOR OUR VESSELS.


    Repairs and maintenance costs are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Large repair expenses could decrease our profits and reduce our liquidity.



ARRESTS OF OUR VESSELS BY MARITIME CLAIMANTS COULD CAUSE A SIGNIFICANT LOSS OF EARNINGS FOR THE RELATED OFF-HIRE PERIOD.



    Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.


    In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our vessels for liabilities of other vessels that we own.


OUR VESSELS MAY BE REQUISITIONED BY GOVERNMENTS WITHOUT ADEQUATE COMPENSATION.



    A government could requisition for title or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we as owner would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING
  SKILLED EMPLOYEES.

    The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel, including ships' officers, in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of Peter C. Georgiopoulos, our Chairman and Chief Executive Officer.


PORTIONS OF OUR INCOME MAY BE SUBJECT TO U.S. TAX.



    We may be subject to U.S. tax equal to 2% of our gross shipping income attributable to transportation beginning or ending in the United States. Shipping income for this purpose is income derived from the operation or leasing of our vessels and from the performance of services directly related thereto. We will be exempt from this tax if our shipping income qualifies for a statutory exemption. We will likely not qualify for the exemption in any taxable year in which 50% or more of our stock is held at any time during that taxable year by persons owning 5% or more of our stock unless more than 50% of our stock is owned by 10% shareholders who are U.S. persons. We expect to take steps prior to or in connection with the recapitalization described under the heading "Recapitalization" so that we will qualify for the exemption in this taxable year; however, we may not qualify for the exemption in the future. These steps might not be effective if persons purchase 5% or more of our stock in this offering or in the market thereafter and as a result holders of 5% or more of our stock hold an aggregate of 50% or more of our stock. On average, in 2000, 1999 and 1998, approximately 98% of our average gross time charter revenues and 99% of our average gross spot charter revenues were attributable to transportation beginning or ending in the United States. If, on a pro forma basis, we would not have been exempt from U.S. tax during 2000, 1999 and 1998, our U.S. tax during those years would have been 2% of those gross revenues for those years, or, based on our entire gross revenues, could have been as much as approximately $2.6 million, $1.4 million and $1.2 million in 2000, 1999 and 1998, respectively.



INCREASES IN TONNAGE TAXES ON OUR VESSELS WOULD INCREASE THE COSTS OF OUR
  OPERATIONS.


    Our vessels are currently registered under the following flags: Bermuda, Liberia, Malta, the Republic of the Marshall Islands and Norwegian International Ship Registry. These jurisdictions impose taxes based on the tonnage capacity of each of the vessels registered under their flag. The tonnage taxes imposed by these countries could increase and, thus, the costs of our operations would increase.


OUR INCORPORATION UNDER THE LAWS OF THE REPUBLIC OF THE MARSHALL ISLANDS MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO PROTECT THEIR INTERESTS.



    Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act. The provisions of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. While the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of New York and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

IT MAY NOT BE POSSIBLE FOR OUR INVESTORS TO ENFORCE U.S. JUDGMENTS AGAINST US.



    We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Cayman Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or
(ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.


                         RISKS RELATED TO THIS OFFERING

WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU DO NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.


    Our management will have broad discretion over the use of the portion of the net proceeds from this offering which will not be used to reduce our outstanding borrowings. Shareholders may not deem the uses we select desirable. Our use of this portion of the proceeds may vary substantially from our currently planned uses. Investors in this offering will be relying on the judgment of our management with respect to the use of this portion of the proceeds. We cannot assure you that we will apply this portion effectively, nor can we assume that this portion will be invested in a manner that will yield a favorable return or any return at all.


ANTI-TAKEOVER PROVISIONS IN OUR FINANCING AGREEMENTS AND OUR ORGANIZATIONAL DOCUMENTS COULD HAVE THE EFFECT OF DISCOURAGING, DELAYING OR PREVENTING A MERGER OR ACQUISITION, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


    Several of our existing financing agreements impose restrictions on changes of control of our company and our ship-owning subsidiaries. These include requirements that we obtain the lenders' consent prior to any change of control and that we make an offer to redeem certain indebtedness before a change of control can take place.


    Several provisions of our amended and restated articles of incorporation and our bylaws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

    - authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

    - providing for a classified board of directors with staggered, three-year terms;

    - prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

    - prohibiting cumulative voting in the election of directors;

    - authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for the directors;

    - prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

    - limiting the persons who may call special meetings of shareholders; and

    - establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

OUR COMMON STOCK PRICE MAY BE HIGHLY VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.


    Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our common stock might not develop or if it does develop, might not continue. Additionally, the market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. You may not be able to resell your shares at or above the initial public offering price due to the risks and uncertainties described elsewhere in this "Risk Factors" section. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type could be extremely expensive and divert management's attention and resources from running our company.


OUR SHAREHOLDERS PRIOR TO THE OFFERING WILL STILL CONTROL A SIGNIFICANT PORTION OF OUR STOCK AFTER THE OFFERING.


    Our shareholders prior to the offering will own approximately 75% and officers and directors (excluding those directors who are affiliated with
institutional shareholders) will own approximately     % of our outstanding
common stock after this offering. Should these parties act as a group, they would have the power to elect all of our directors and control the vote on substantially all other corporate matters without the approval of other shareholders, including those who purchase stock in this offering. This concentration in voting power may result in the ability of those shareholders to delay or prevent another party from acquiring or otherwise taking control of General Maritime.



IF OUR RECAPITALIZATION TRANSACTION WERE INTEGRATED WITH THIS OFFERING, WE MIGHT BE LIABLE FOR CLAIMS FROM PARTICIPANTS IN THAT TRANSACTION.



    We formed our company by exchanging our common stock for equity securities and assets of shipowners and management companies through a recapitalization transaction which continued after we filed the Registration Statement in connection with this offering. This transaction is described under the caption "Recapitalization." We believe that this recapitalization transaction will qualify as a private placement under the Securities Act. However, one or more of the participants exchanging securities or assets in this transaction may assert that the recapitalization transaction should be integrated with this offering, and thus requires registration under Section 5 of the Securities Act. If any of these participants were successful in bringing this type of action against us, it could obtain remedies which could include rescission of their exchange of assets or securities or, if this participant no longer held the shares of common stock issued to it, damages equal to the difference between the consideration paid for the shares of common stock issued by us, with interest, reduced by the amount received when the participant sold the shares, with interest and reduced by any income received by the participant on the shares of common stock sold. If a claim of this type were successful, it could be material to our assets and operating results. We have obtained from each participant a waiver of the right to bring an action of this type and an agreement to contribute any benefit obtained from an action of this type to us. However, this waiver and agreement may not be enforceable as contrary to public policy. We understand that it is the view of the staff of the Securities and Exchange Commission that this waiver and agreement are not enforceable.


FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.


    The market price of our common stock could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.



    Our existing security holders will become eligible to sell their shares in the public market after their lock-up agreements expire 180 days after the closing of this offering. We have entered into registration rights agreements with many of our existing shareholders that entitle them to have an aggregate of 21,000,000 shares registered for sale in the public market. All of those shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act. We also intend to register on Form S-8 an aggregate of shares issuable upon exercise of options we have granted to purchase common stock, or reserved for issuance under our equity compensation plans, within 90 days after the date of this prospectus. You should read the discussion under the heading entitled "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering.


YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


    The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book
value of their common stock of $    per share based on an assumed initial public
offering price of $17.00 per share. To the extent we raise additional capital by issuing equity securities in the future, you and our other shareholders may experience substantial dilution and future investors may be granted rights superior to those of our current shareholders.

    THIS PROSPECTUS CONTAINS STATEMENTS ABOUT OUR FUTURE THAT INVOLVE THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS. THESE STATEMENTS ARE OFTEN ACCOMPANIED BY WORDS SUCH AS "BELIEVES," "ANTICIPATES," "ESTIMATES," "INTENDS," "PLANS," "EXPECTS" AND SIMILAR EXPRESSIONS. THESE STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS ABOUT MARKET OPPORTUNITY, OUR STRATEGY AND OUR EXPECTATIONS, PLANS AND OBJECTIVES. IN ADDITION TO THIS SECTION, THESE STATEMENTS MAY BE FOUND IN THE SECTIONS OF THIS PROSPECTUS ENTITLED "PROSPECTUS SUMMARY," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AND IN THIS PROSPECTUS GENERALLY. OUR ACTUAL RESULTS WILL LIKELY DIFFER, PERHAPS MATERIALLY, FROM THOSE ANTICIPATED IN THESE STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ALL THE RISKS DISCUSSED ABOVE AND ELSEWHERE IN THIS PROSPECTUS. BECAUSE OF THESE UNCERTAINTIES, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS OR RULES, WE DO NOT INTEND TO UPDATE ANY OF THESE FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THESE STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


                    IMPORTANT ASSUMPTIONS IN THIS PROSPECTUS



REFERENCES TO OUR COMPANY IN THIS PROSPECTUS



    We recently changed our name from "General Maritime Corporation" to "General Maritime Ship Holdings Ltd." We intend to change our name back to "General Maritime Corporation" prior to the effectiveness of this prospectus. Accordingly, we sometimes refer to our company in this prospectus as "General Maritime" or "General Maritime Corporation."



    Unless the context otherwise requires, our company, as described in this prospectus, assumes that, at the time of this offering, we are making the acquisitions set forth below in connection with the recapitalization described under the section of this prospectus entitled "Recapitalization."



    - We are acquiring for shares of our common stock another company currently named General Maritime Corporation, a corporation wholly-owned by our founder, Peter C. Georgiopoulos.



    - We are acquiring for shares of our common stock six limited partnerships owning 13 vessels for which corporations owned by Peter C. Georgiopoulos act as managing general partner.



    - We are acquiring for shares of our common stock a special purpose entity owning one vessel which is owned by a limited partnership for which a corporation owned by Peter C. Georgiopoulos acts as managing general partner.



    - We are acquiring for shares of our common stock five special purpose entities owned by affiliates of Wexford Capital, LLC which own five vessels commercially managed by the old General Maritime Corporation.



    - We are acquiring for shares of our common stock substantially all of the assets of United Overseas Tankers Ltd., a corporation which provides certain technical operational services to the old General Maritime Corporation.



    References to our company in this prospectus also assume that promptly following the consummation of this offering, we will acquire for shares of our common stock one vessel owned by an unaffiliated party and that, at the time of this offering, we are issuing these shares to an escrow agent to hold them until the closing of our acquisition of the vessel.



    The 14 vessels previously owned by limited partnerships for which affiliates of Peter C. Georgiopoulos acted as managing general partner and the old General Maritime Corporation and their operating results are reflected in the financial statements and historical financial information in this prospectus. The remaining six vessels and United Overseas Tankers Ltd. are not so reflected.

OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS HAS NOT BEEN EXERCISED



    Unless otherwise indicated, all information in this prospectus assumes that the over-allotment option that we granted to the underwriters has not been exercised.



USE OF TERMS AND REFERENCES IN THIS PROSPECTUS



    You should consider the following information regarding our use of terms and references in this Prospectus. Unless otherwise specifically noted or the context requires otherwise,



    - many of the shipping industry terms are defined in Appendix A to this prospectus, "Definitions of Shipping Terms;"



    - the term "tankers" refers to tankers and oil/bulk/ore carriers;



    - the term "world tanker fleet" refers to all tankers greater than 10,000 deadweight tons; and



    - all dollar references are to U.S. dollars.



USE OF STATISTICAL DATA, GRAPHS AND TABLES IN THIS PROSPECTUS



    Clarkson Research Studies has provided us with industry statistical data, graphs and tables that we use in the discussion of the Suezmax and Aframax tanker markets contained in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "The Industry" and "Business." We have no reason to believe that the statistical data, graphs and tables supplied by Clarkson are inaccurate in any material respect and we have relied upon these statistical data, graphs and tables for purposes of this prospectus. With respect to the statistical data, graphs and tables supplied by Clarkson, Clarkson has advised us that:



    - some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available;



    - the published information of other maritime data collection experts may differ from this data; and



    - while Clarkson has taken reasonable care in the compilation of the industry statistical data, graphs and tables and believes them to be correct, data compilation is subject to limited audit and validation procedures.



    Certain other statistical and graphical information contained in this prospectus is derived from sources other than Clarkson. Although we do not believe that this information is inaccurate in any material respect, some information in those databases is based on estimates or subjective judgments.


                                USE OF PROCEEDS


    The net proceeds to us from the sale of the 7,000,000 shares of our common stock in this offering is estimated to be approximately $108.2 million, or $124.8 million if the underwriters' over-allotment option is exercised in full. These estimates are based on an assumed initial public offering price of $17.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.



    The principal purposes of this offering are to reduce our debt, increase our capitalization and financial flexibility, provide a public market for our common stock and facilitate access to the public capital markets. We currently anticipate using $70 million of the net proceeds of this offering to reduce our outstanding borrowings under our loan facilities. These loan facilities mature in 2002 and bore an average interest rate of 8.94% for the year 2000. We anticipate using the balance of the net proceeds for general corporate purposes, including working capital, and for the acquisition of additional vessels or businesses. Although we regularly consider potential acquisitions of vessels and entities that operate vessels, we do not currently have any arrangements to make any of these types of acquisitions. If we conclude that we cannot find suitable acquisitions due to market conditions or otherwise, we will use the balance of the net proceeds for general corporate purposes, including working capital.



    As of the date of this offering, we cannot specify with certainty all of the particular uses of the net proceeds of this offering. Accordingly, we will retain broad discretion in the allocation of the portion of the net proceeds of this offering not used to repay debt. Pending the use of the net proceeds as described above, we intend to invest the net proceeds of this offering not used to repay debt in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY


    We have never paid cash dividends on our common stock. We do not anticipate paying cash dividends in the foreseeable future. In addition, some of our loan agreements contain covenants which restrict our ability to pay dividends. We intend to retain any future earnings to fund the continued growth and development of our company.


                                 CAPITALIZATION


    The following table sets forth our cash and capitalization as of December 31, 2000:



    - on an actual basis derived from our financial statements, reflecting 14 vessels as of December 31, 2000;



    - on a pro forma basis to reflect the acquisition of six vessels and United Overseas Tankers Ltd., as described under the heading "Recapitalization;" and



    - on a pro forma basis as adjusted to reflect this offering at an assumed initial public offering price of $17.00 per share.

    You should read this table in conjunction with the financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.


                                                                    AS OF DECEMBER 31, 2000
                                                           -----------------------------------------
                                                                                        PRO FORMA
                                                            ACTUAL     PRO FORMA(1)   AS ADJUSTED(2)
                                                           ---------   ------------   --------------
                                                                          (UNAUDITED)
                                                                        (IN THOUSANDS)
Cash and cash equivalents................................  $  23,523     $               $
                                                           ---------     --------        --------
Long-term debt...........................................    208,735
Shareholders' equity:
  Common stock, $.01 par value per share: 75,000,000
    shares authorized, actual, pro forma and pro forma as
    adjusted; shares issued and outstanding, actual;
    28,000,000 shares issued and outstanding, pro forma;
    and shares issued and outstanding pro forma, as
    adjusted.............................................         --           --
  Preferred stock, $.01 par value per share: 5,000,000
    shares authorized, actual, pro forma and pro forma as
    adjusted; no shares issued and outstanding, actual,
    pro forma and pro forma as adjusted..................         --
Additional paid-in capital...............................    157,799
Retained earnings........................................     29,111
                                                           ---------     --------        --------
    Total shareholders' equity...........................    186,910
                                                           ---------     --------        --------
    Total capitalization.................................  $ 395,645
                                                           =========     ========        ========


------------------------


(1) Assuming completion of our recapitalization at December 31, 2000.



(2) Assuming completion of our recapitalization at December 31, 2000 and as adjusted to reflect this offering, including the application of a portion of the proceeds to repay $70 million of our indebtedness.


    The number of outstanding shares excludes   shares reserved for issuance
upon the exercise of outstanding options and warrants.

                                    DILUTION


    As of December 31, 2000, our historical net tangible book value, which reflects our 14 vessels for which affiliates of Peter C. Georgiopoulos acted as managing general partner and the old General Martime Corporation, was
approximately $186.9 million, or $         per share of common stock. Historical
net tangible book value per share is determined by dividing historical net tangible book value, consisting of total tangible assets less total liabilities,
by             shares, the historical number of shares of common stock.



    As of December 31, 2000, our pro forma net tangible book value, which gives effect to our acquisition of five entities owning an aggregate of five vessels, one vessel and the assets of United Overseas Tankers Ltd., as described under
the heading "Recapitalization," was approximately $          million, or
$          per share of common stock. Pro forma net tangible book value per share is determined by dividing pro forma net tangible book value, consisting of total tangible assets less total liabilities, by the pro forma number of 21,000,000 shares of common stock outstanding.



    Without taking into effect any other changes in pro forma net tangible book value after December 31, 2000, and after giving effect to the sale of the common stock offered hereby at an assumed initial public offering price of $17.00 per share and the application of the net proceeds of this offering, the pro forma as
adjusted net tangible book value would have been $            million, or

$      per share. This represents an immediate increase in pro forma net
tangible book value of $            per share to existing shareholders and
immediate and substantial dilution in pro forma as adjusted net tangible book
value of $            per share to new investors who purchase shares in this
offering. The following table illustrates this dilution:



Assumed initial public offering price per share.............           $ 17.00
                                                                       -------
Historical pro forma net tangible book value per share as of
  December 31, 2000.........................................  $
Decrease attributable to additional acquisitions............
                                                              ------
Pro forma net tangible book value per share before the
  offering..................................................
Increase per share attributable to new investors............      --
                                                              ------
Pro forma as adjusted net tangible book value per share
  after the offering........................................                --
                                                                       -------
Dilution in net tangible book value per share to new
  investors.................................................           $    --
                                                                       =======


    If the underwriters' over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $ per share, the increase in net tangible book value per share to existing shareholders would be $ per share and the dilution in net tangible book value
to new investors would be $      per share.


    The following table summarizes, on a pro forma as adjusted basis as of December 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing shareholders and the new investors based on an assumed initial public offering price of $17.00 per share:



                                                  SHARES            TOTAL CONSIDERATION
                                           ---------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                           ----------   --------   -----------   --------   -------------
Existing shareholders....................  21,000,000      75%     $                  %        $
New investors............................   7,000,000      25                                    17.00
                                           ----------     ---      -----------     ---
    Total................................  28,000,000     100%     $                  %
                                           ==========     ===      ===========     ===


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


    The following selected consolidated financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 through December 31, 1997 and the consolidated balance sheet data as of December 31, 1999 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statements of operations data for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 are derived from financial statements which have been audited by Deloitte & Touche LLP, independent auditors. The fleet data for each of the periods described above are derived from our operational data. Historical results are not necessarily indicative of results that may be expected for any future period.



                                                                                                  ELEVEN MONTHS
                                                                   YEAR ENDED DECEMBER 31,            ENDED
                                                              ---------------------------------    DECEMBER 31,
                                                                2000        1999        1998         1997(1)
                                                              ---------   ---------   ---------   --------------
INCOME STATEMENT DATA ($ in thousands)
Voyage revenues.............................................  $ 132,012   $  71,476   $  62,031     $  12,436
  Voyage expenses...........................................    (23,996)    (16,742)    (10,247)         (465)
                                                              ---------   ---------   ---------     ---------
    Net voyage revenues.....................................    108,016      54,734      51,784        11,971

Operating expenses
  Direct vessel expenses....................................     23,857      19,269      15,684         3,010
  General and administrative expenses.......................      4,792       3,868       2,828         1,101
  Depreciation and amortization.............................     24,808      19,810      16,493         3,402
  Other Expenses............................................      5,272          --          --            --
                                                              ---------   ---------   ---------     ---------
    Total operating expenses................................     58,729      42,947      35,005         7,513

    Operating income........................................     49,287      11,787      16,779         4,458
    Net interest expense....................................     19,005      16,525      14,654         3,016
                                                              ---------   ---------   ---------     ---------
    Net income (loss).......................................  $  30,282   $  (4,738)  $   2,125     $   1,442
                                                              =========   =========   =========     =========

BALANCE SHEET DATA at end of period ($ in thousands)
Cash........................................................  $  23,523   $   6,842   $   6,411         3,291
Total assets................................................    438,922     351,146     345,633       194,340
Long-term debt
  Long-term debt(2).........................................    241,785     202,000     241,625       135,550
  Weighted average long-term debt for period................    233,010     219,008     203,398        46,679
Total shareholders' equity..................................    186,910     125,878      99,650        55,543

OTHER FINANCIAL DATA ($ in thousands)
EBITDA (3)..................................................  $  74,095   $  31,597   $  33,272     $   7,860
Net cash provided by operating activities...................     50,888      16,605      15,915         6,042
Net cash used in investing activities.......................    (89,033)    (22,762)   (159,456)     (189,716)
Net cash provided by financing activities...................     54,826       6,588     146,661       186,965
Capital expenditures
  Vessel purchases, gross...................................    (85,500)    (18,200)   (158,700)     (189,716)
  Drydocking................................................     (3,168)     (4,074)       (250)           --

FLEET DATA
Total number of vessels at end of period....................         14          11          10             6
Weighted average number of vessels(4)(6)....................       12.6        10.3         8.3           1.7
Total voyage days for fleet(5)(6)...........................      4,474       3,603       3,030           620
Total calendar days for fleet(6)(7).........................      4,599       3,756       3,030           623
Fleet utilization(8)........................................      97.3%       95.9%        100%         99.5%

AVERAGE DAILY RESULTS
TCE(9)......................................................  $  24,143   $  15,191   $  17,090     $  19,308
Total vessel operating expenses(10).........................      6,223       6,103       6,109         6,599
EBITDA(3)...................................................     16,111       8,412      10,981        12,616

PER SHARE DATA
Net income..................................................         --          --          --            --
Net income
  Basic.....................................................         --          --          --            --
  Fully diluted.............................................         --          --          --            --



                                                        (FOOTNOTES ON NEXT PAGE)

------------------------------


  1) Since our inception on February 1, 1997.



  2) Long-term debt is inclusive of current portion of debt for the relevant period. In 1999, it excludes a $15 million note payable to one of our shareholders which was cancelled and contributed to our capital in June 2000.



  3) EBITDA represents net income from continuing operations before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The definition of EBITDA used in this offering may not be comparable to that used by other companies.



  4) Weighted average number of vessels is the average number of vessels that constituted our fleet for that year, as measured by the sum of the number of days each vessel was part of our fleet divided by the number of calendar days in that year.



  5) Voyage days are the total days our vessels were in our possession, net of off hire days associated with major repairs, drydockings or special surveys.



  6) Reflects an extra day in 2000, which was a leap year.



  7) Calendar days are the total days our vessels were in our possession, including off hire days associated with drydockings or special surveys.



  8) Fleet utilization is the percentage of time that the vessels in our possession were available for revenue generating voyages and is determined by dividing voyage days by calendar days.



  9) TCE, Time Charter Equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenues by voyage days for the time period.



 10) Total vessel operating expenses are our total expenses associated with operating our vessels. We determine total vessel operating expenses by dividing the sum of direct vessel expenses and general and administrative expenses, net of non-recurring organizational, legal and other one-time fees, by calendar days.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


    The following is a discussion of our financial condition and results of operations for the years 2000, 1999 and 1998. Although the date of our inception was February 1, 1997, we commenced vessel operations with the acquisition of our first vessel on May 20, 1997. You should consider the foregoing when reviewing our consolidated financial statements and this discussion. You should read this section together with our consolidated financial statements including the notes to those financial statements for the periods mentioned above.



    Our vessels are available for employment on time charter contracts and in the spot market. Under a time charter contract, we place the vessel at the charterer's disposal for a set period of time at a specified daily rate. Under time charter contracts, the charterer pays voyage expenses such as port, canal and fuel costs. Under a spot market contract, we provide the vessel for the transportation of crude oil between specific ports for an agreed upon total amount. Under spot market contracts, we pay voyage expenses such as port, canal and fuel costs.



    We strive to optimize the performance of our fleet through the deployment of our vessels in both time charter contracts and in the spot market. We actively monitor macroeconomic trends as well as governmental and environmental regulations that may affect tanker rates and influence our deployment decisions. Vessels operating on time charter contracts provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during improvements in tanker rates.



    In the past we have also deployed our vessels on bareboat contracts whereby all operating expenses including drydocking costs are borne by the charterer. Although revenues and net voyage revenues are lower under this type of contract, operating income is generally equivalent to operating income generated from time charter contracts during comparable periods.



    Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while direct vessel expenses are recognized when incurred. We recognize the revenues of time charter contracts that contain rate escalation schedules at the average rate over the life of the contract.



    We depreciate our vessels on a straight-line basis from their date of initial delivery from the shipyard over a 25-year period with a residual value currently calculated on the basis of $125 per lightweight ton. We capitalize our drydock expenses, and amortize these costs on a straight-line basis over the life of the survey cycle, which is generally a two to five year period. Our expenditures for minor maintenance, repairs and replacements are expensed as incurred.



    Operating results for the past three years reflect the increase in the size of our fleet, changes in tanker rates during these periods and the deployment of our vessels on time charter or in the spot market.



    Net voyage revenues are voyage revenues minus commissions and voyage expenses. Voyage expenses primarily consist of pass through port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter contract. We believe that presenting net voyage revenue neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on time charter contracts or on the spot market and presents a more accurate representation of the revenues generated by our vessels.



    Because the limited partnerships through which we previously operated were generally treated as flow through entities for U.S. income tax purposes during the period discussed below, our income was passed through to the partners of the limited partnerships. Accordingly, liability for U.S. income tax is not reflected in our financial statements or the discussion below. We have not included a pro forma discussion showing the effects of any projected U.S. income taxes as we do not expect to be subject to the U.S. federal income tax on a net income basis upon completion of this offering or the U.S. federal tax equal to 2% of our gross shipping income from transportation beginning or ending in the U.S. For further information, see the discussion under the headings "Risk Factors" and "Tax Considerations" in this prospectus.


RESULTS OF OPERATIONS


    Margin analysis for the indicated items as a percentage of net voyage revenues for the years 2000, 1999 and 1998 is set forth in the table below.



                        INCOME STATEMENT MARGIN ANALYSIS
                           (% of Net Voyage Revenues)



                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                2000          1999          1998
                                                              --------      --------      --------
Net voyage revenues.........................................     100%          100%          100%
Operating expenses
Direct vessel expenses......................................    22.1          35.2          30.3
General and administrative expenses.........................     4.4           7.1           5.5
Depreciation and amortization...............................    23.0          36.2          31.8
Other expenses..............................................     4.9            --            --
                                                               -----         -----         -----
Total operating expenses....................................    54.4          78.5          67.6
                                                               -----         -----         -----
Operating income............................................    45.6          21.5          32.4
Net interest expenses.......................................    17.6          30.2          28.3
                                                               -----         -----         -----
Net income (loss)...........................................    28.0          (8.7)          4.1
                                                               =====         =====         =====
EBITDA......................................................    68.6          57.7          64.3



    "Same Fleet" data consist of financial and operational data only from those vessels that were part of our fleet for both complete periods under comparison. We feel that this presentation facilitates a more accurate analysis of our operational and financial performance between periods. The vessels for which Same Fleet data is provided for comparison of the years 2000 and 1999 are different from the vessels for which Same Fleet data is provided for comparison of the years 1999 and 1998. As a result, comparison of Same Fleet data provided for periods which are not directly compared in the table below will not yield meaningful results.



    Corporate income and expenses, which include general and administrative, depreciation and net interest expenses, that are not directly attributable to a vessel are allocated to vessels on a pro rata basis. Same Fleet financial and operational data as well as margin analysis for the indicated items as a percentage of net voyage revenues for the same periods are set forth in the table below.

                              SAME FLEET ANALYSIS


                                                            SAME FLEET                SAME FLEET
                                                            YEAR ENDED                YEAR ENDED
                                                           DECEMBER 31,              DECEMBER 31,
                                                        -------------------       -------------------
                                                          2000       1999           1999       1998
                                                        --------   --------       --------   --------
INCOME STATEMENT DATA ($ in thousands)
Net voyage revenues...................................  $78,006    $53,999        $35,867    $38,982
Operating expenses
Direct vessel expenses................................   19,159     18,678         11,679     11,563
General and administrative expenses...................    3,640      3,633          1,880      1,936
Depreciation and amortization.........................   20,797     19,459         12,189     11,837
Other expenses........................................    5,272         --             --         --
                                                        -------    -------        -------    -------
Total operating expenses..............................   48,868     41,770         25,748     25,336
Operating income......................................   29,138     12,229         10,119     13,646
Net interest expense..................................   15,546     16,083          8,741      9,835
                                                        -------    -------        -------    -------
Net income............................................  $13,592    $(3,854)       $ 1,378    $ 3,811

INCOME STATEMENT MARGIN ANALYSIS
(% of net voyage revenues)
Net voyage revenues...................................      100%       100%           100%       100%
Operating expenses
Direct vessel expenses................................     24.5       34.6           32.6       29.7
General and administrative expenses...................      4.7        6.7            5.2        5.0
Depreciation and amortization.........................     26.7       36.0           34.0       30.3
Other expenses........................................      6.8        0.0            0.0        0.0
                                                        -------    -------        -------    -------
Total operating expenses..............................     62.7       77.3           71.8       65.0
Operating income......................................     37.3       22.7           28.2       35.0
Net interest expense..................................     19.9       29.8           24.4       25.2
                                                        -------    -------        -------    -------
Net income............................................     17.4       -7.1            3.8        9.8
                                                        =======    =======        =======    =======
EBITDA................................................     64.0       58.7           62.2       65.4

OTHER FINANCIAL DATA ($ in thousands)
EBITDA................................................  $49,935    $31,688        $22,308    $25,483
Net cash provided by operating activities.............   35,258     17,098         14,950     13,823
Capital expenditures
Drydocking............................................   (2,675)    (3,618)        (3,618)      (250)

FLEET DATA
Weighted average number of vessels....................     10.0       10.0            6.0        6.0
Total voyage days for fleet...........................    3,552      3,511          2,051      2,190
Total calendar days for fleet.........................    3,660      3,650          2,190      2,190
Fleet utilization.....................................     97.0%      96.2%          93.7%       100%

AVERAGE DAILY RESULTS
TCE...................................................  $21,961    $15,380        $17,488    $17,800
Total vessel operating expenses.......................    6,223      6,054          6,120      6,164
EBITDA................................................   13,643      8,682         10,186     11,636

    YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999



    NET VOYAGE REVENUES--Our net voyage revenues increased by approximately $53.3 million, or 97.3%, to approximately $108.0 million for the year ended December 31, 2000 compared to approximately $54.7 million for the year ended December 31, 1999. This increase is primarily due to changes in tanker rates and the overall growth of our fleet. The total increase in our net voyage revenues of approximately $53.3 million resulted from an increase of approximately
$24.0 million in our Same Fleet revenues, approximately $9.2 million from the full year of operations of our vessel acquired in 1999 and approximately
$20.1 million from our acquisition of three vessels subsequent to December 31, 1999. We acquired the GENMAR ZOE in May 2000, the GENMAR MACEDON in June 2000 and the GENMAR SPARTIATE in July 2000. The annual average size of our fleet increased 22.4% to 12.6 vessels for the year ended December 31, 2000 compared to
10.3 vessels for the year ended December 31, 1999.


    ON AN OVERALL FLEET BASIS:


    - Our average daily TCE rate per vessel increased by approximately $8,950, or 58.9%, to approximately $24,150 for the year ended December 31, 2000 compared to approximately $15,200 for the year ended December 31, 1999.



    - Approximately $39.8 million, or 36.8%, of our net voyage revenue was generated by time charter contracts and approximately $68.2 million, or 63.2%, was generated in the spot market for the year ended December 31, 2000, compared to approximately $33.0 million, or 60.4%, of our net voyage revenue generated by time charter contracts and approximately
      $21.7 million, or 39.6%, generated in the spot market for the year ended December 31, 1999.



    - Our vessels operated an aggregate of 2,174 days, or 48.6%, on time charter contracts and 2,300 days, or 51.4%, in the spot market for the year ended December 31, 2000, compared to 1,738 days, or 48.2%, on time charter contracts and 1,865 days, or 51.8%, in the spot market for the year ended December 31, 1999.



    - Average daily time charter rates were approximately $18,300 for the year ended December 31, 2000 compared to average daily time charter rates of approximately $19,000 for the year ended December 31, 1999. This decrease is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.



    - Average daily spot rates were approximately $29,650 for the year ended December 31, 2000 compared to average daily spot rates of approximately $11,600 for the year ended December 31, 1999. This increase is the result of an overall improvement in tanker rates for the year ended December 31, 2000 compared to the tanker market for the year ended December 31, 1999.



    Of our net voyage revenues of approximately $108.0 million, approximately $78.0 million was attributable to our Same Fleet. Our Same Fleet for the periods ending December 31, 2000 and 1999 consisted of ten vessels, eight Aframax vessels and two Suezmax vessels. Same Fleet net voyage revenues increased by approximately $24.0 million, or 44.5%, to approximately $78.0 million for the year ended December 31, 2000 compared to approximately $54.0 million for the year ended December 31, 1999. This increase is attributable to changes in spot and time charter tanker rates for the year ended December 31, 2000 compared to those for the year ended December 31, 1999.



    ON A SAME FLEET BASIS:



    - Our average daily TCE rate per vessel increased by approximately $6,600, or 42.8%, to approximately $21,950 for the year ended December 31, 2000 compared to approximately $15,350 for the year ended December 31, 1999.



    - Approximately $39.8 million, or 51.0%, of our net voyage revenue was generated by time charter contracts and approximately $38.2 million, or 49.0%, was generated in the spot market for the year ended December 31, 2000, compared to approximately $33.0 million, or 61.1%, of our net voyage revenue generated by time charter contracts and approximately $21.0 million, or 38.9%, generated in the spot market for the year ended December 31, 1999.



    - Our vessels operated an aggregate of 2,174 days, or 61.2%, on time charter contracts and 1,378 days, or 38.8%, in the spot market for the year ended December 31, 2000 compared to 1,738 days, or 49.5%, on time charter contracts and 1,773 days, or 50.5%, in the spot market for the year ended December 31, 1999.



    - Average daily time charter rates were approximately $18,300 for the year ended December 31, 2000 compared to average daily time charter rates of approximately $19,000 for the year ended December 31, 1999. This decrease is due to changes in the deployment of Same Fleet vessels operating on time charter contracts as well as the rates associated with new time charter contracts.



    - Average daily spot rates were approximately $26,850 for the year ended December 31, 2000 compared to average daily spot rates of approximately $11,800 for the year ended December 31, 1999. This increase is the result of changes in the deployment of Same Fleet vessels operating in the spot market as well as an overall improvement in tanker rates for the year ended December 31, 2000 compared to the tanker market for the year ended December 31, 1999.



    DIRECT VESSEL EXPENSES--Our direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs increased by approximately $4.6 million, or 23.8% to approximately $23.9 million for the year ended December 31, 2000 compared to approximately $19.3 million for the year ended December 31, 1999. This increase is primarily due to the growth of our fleet. On a daily basis, our direct vessel expenses per vessel per day decreased by approximately $100 to approximately $5,200 for the year ended December 31, 2000 compared to approximately $5,100 for the year ended December 31, 1999. Same Fleet direct vessel expenses increased approximately $0.5 million to approximately $19.2 million for the year ended December 31, 2000 compared to approximately $18.7 million for the year ended December 31, 1999. Same Fleet daily direct vessel expenses increased approximately $100 to approximately $5,200 for the year ended December 31, 2000 from $5,100 for the year ended December 31, 1999.



    GENERAL AND ADMINISTRATIVE EXPENSES--Our general and administrative expenses increased by approximately $0.9 million, or 23.9%, to approximately
$4.8 million for the year ended December 31, 2000 compared to approximately
$3.9 million for the year ended December 31, 1999. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for year ended
December 31, 2000 compared to the year ended December 31, 1999.



    OTHER EXPENSES--During the fourth quarter of the year ended December 31, 2000, we expensed approximately $5.3 million in contract-termination fees and other related costs associated with the termination of three of our time charter contracts relating to two Suezmax tankers and one Aframax tanker. We had no such expense during the year ended December 31, 1999. The two Suezmax tankers were chartered through September 2001 and May 2002 at approximately $22,250 and $24,200, respectively, per day. The termination of these two time charter contracts will enable us to operate the two Suezmax vessels in the spot market upon their redelivery. We took delivery of the first Suezmax vessel in January 2001 and anticipate that we will take delivery of the second in April 2001. During the fourth quarter of the year ended December 31, 2000, our Suezmax vessels operating in the spot market generated approximately $42,500 per day. We replaced the Aframax time charter contract, which was chartered through February 2002 at a rate of $18,750 per day, with a new time charter contract which is chartered through the same period at a rate of $24,300 per day.

    DEPRECIATION AND AMORTIZATION--Our depreciation and amortization, which includes depreciation of our vessels as well as amortization of our drydocking and special survey costs and loan fees, increased by approximately
$5.0 million, or 25.2%, to $24.8 million for the year ended December 31, 2000 compared to approximately $19.8 million for the year ended December 31, 1999. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $1.3 million in drydocking costs for the year ended December 31, 2000 compared to the year ended December 31, 1999.



    NET INTEREST EXPENSE--Our net interest expense increased by approximately $2.5 million, or 15.0%, to approximately $19.0 million for the year ended December 31, 2000 compared to approximately $16.5 million for the year ended December 31, 1999. This increase is primarily the result of new debt associated with the acquisition of vessels.



    NET INCOME--Net income consists of operating income less net interest expense. Our net income was approximately $30.3 million for the year ended December 31, 2000 compared to a net loss of approximately $4.7 million for the year ended December 31, 1999.


    YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998


    NET VOYAGE REVENUES--Our net voyage revenues increased by approximately $2.9 million, or 5.7%, to approximately $54.7 million for the year ended December 31, 1999 compared to approximately $51.8 million for the year ended December 31, 1998. This increase is primarily due to changes in tanker rates, the transition of vessels operating on bareboat contracts to time charter contracts or in the spot market and the overall growth of our fleet. The total increase in our net voyage revenues of approximately $2.9 million resulted from a decrease of approximately $3.1 million in our Same Fleet revenues, approximately $5.3 million from the full year of operations of the four vessels acquired in 1998 and approximately $0.7 million from our acquisition of one vessel subsequent to December 31, 1998. We acquired the GENMAR GABRIEL in September 1999. The annual average size of our fleet increased 24.1% to 10.3 vessels for the year ended December 31, 1999 compared to 8.3 vessels for the year ended December 31, 1998.


    ON AN OVERALL FLEET BASIS:

    - Our average daily TCE rate per vessel decreased by approximately $1,900, or 11.1%, to approximately $15,200 for the year ended December 31, 1999 compared to approximately $17,100 for the year ended December 31, 1998.

    - Approximately $33.0 million, or 60.4%, of our net voyage revenue was generated by time charter contracts and approximately $21.7 million, or 39.6%, was generated in the spot market for the year ended December 31, 1999, compared to approximately $33.7 million, or 65.2%, of our net voyage revenue generated by time charter contracts, approximately $16.6 million, or 32.1%, generated in the spot market and approximately $1.4 million, or 2.7%, generated by bareboat contracts for the year ended December 31, 1998.

    - Our vessels operated an aggregate of 1,738 days, or 48.2%, on time charter contracts, 1,865 days, or 51.8%, in the spot market for the year ended December 31, 1999, compared to 1,679 days, or 55.4%, on time charter contracts, 1,208 days, or 39.9%, in the spot market and 143 days, or 4.7%, on bareboat contracts for the year ended December 31, 1998.

    - Average daily time charter rates were approximately $19,000 for the year ended December 31, 1999 compared to average daily time charter rates of approximately $20,100 for the year ended December 31, 1998. This decrease in average daily time charter rates is due to the expiration of some of our time charter contracts as well as the introduction of new contracts that reflect the time charter rates prevalent at that time.

    - Average daily spot rates were approximately $11,600 for the year ended December 31, 1999 compared to average daily spot rates of approximately $13,700 for the year ended December 31, 1998. This decrease is the result of an overall decline in tanker rates for the year ended December 31, 1999 compared to the tanker market for the year ended December 31, 1998.

    - We had no vessels operating on bareboat contracts for the year ended December 31, 1999. Average daily bareboat contract rates were approximately $10,000 for the year ended December 31, 1998.


    Of our net voyage revenues of approximately $54.7 million, approximately $35.9 million was attributable to our Same Fleet. Our Same Fleet for the years ending December 31, 1999 and 1998 consisted of six vessels, four Aframax vessels and two Suezmax vessels. Same Fleet net voyage revenues decreased approximately $3.1 million, or 8.0%, to approximately $35.9 million for the year ended December 31, 1999 compared to approximately $39.0 million for the year ended December 31, 1998. This decrease is attributable to changes in spot and time charter tanker rates for the year ended December 31, 1999 compared to those for the year ended December 31, 1998. Bareboat net voyage revenues were approximately $1.4 million for the year ended December 31, 1998. We had no bareboat contracts for the year ended December 31, 1999.



    ON A SAME FLEET BASIS:


    - Our average daily TCE rate per vessel decreased by approximately $300, or 1.8%, to approximately $17,500 for the year ended December 31, 1999 compared to approximately $17,800 for the year ended December 31, 1998.

    - Approximately $31.8 million, or 88.7%, of our net voyage revenue was generated by time charter contracts and approximately $4.0 million, or 11.3%, was generated in the spot market for the year ended December 31, 1999, compared to approximately $28.4 million, or 72.8%, of our net voyage revenue generated by time charter contracts, approximately $9.2 million, or 23.5%, generated in the spot market and approximately $1.4 million, or 3.7%, generated by bareboat contracts for the year ended December 31, 1998.

    - Our vessels operated an aggregate of 1,679 days, or 81.9%, on time charter contracts and 372 days, or 18.1%, in the spot market for the year ended December 31, 1999 compared to 1,410 days, or 64.4%, on time charter contracts, 637 days, or 29.1%, in the spot market and 143 days, or 6.5%, on bareboat contracts for the year ended December 31, 1998.

    - Average daily time charter rates were approximately $19,300 for the year ended December 31, 1999 compared to average daily time charter rates of approximately $19,600 for the year ended December 31, 1998. This decrease is due to changes in Same Fleet vessels operating on time charter contracts as well as the daily rates associated with new contracts.

    - Average daily spot rates were approximately $10,500 for the year ended December 31, 1999 compared to average daily spot rates of approximately $14,400 for the year ended December 31, 1998. This decrease is the result of an overall decline in tanker rates for the year ended December 31, 1999 compared to the tanker market for the year ended December 31, 1998.

    - We had no vessels operating on bareboat contracts for the year ended December 31, 1999. Average daily bareboat contract rates were approximately $10,000 for the year ended December 31, 1998.

    DIRECT VESSEL EXPENSES--Our direct vessel expenses increased by approximately $3.6 million, or 22.9% to $19.3 million for the year ended December 31, 1999 compared to approximately $15.7 million for the year ended December 31, 1998. This increase is primarily due to the growth of our fleet. On a daily basis, our direct vessel expenses per vessel per day decreased approximately $100 to approximately $5,100 for the year ended December 31, 1999 compared to approximately $5,200 for the year ended

December 31, 1998. Same Fleet direct vessel expenses remained unchanged at approximately $11.6 million for both periods. Same Fleet daily direct vessel expenses were approximately $5,300 for the same periods.

    GENERAL AND ADMINISTRATIVE EXPENSES--Our general and administrative expenses increased by approximately $1.0 million, or 36.8%, to approximately
$3.9 million for the year ended December 31, 1999 compared to approximately
$2.8 million for the year ended December 31, 1998. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for the year ended December 31, 1999 compared to the year ended December 31, 1998.

    DEPRECIATION AND AMORTIZATION--Our depreciation and amortization increased by approximately $3.3 million, or 20.1%, to approximately $19.8 million for the year ended December 31, 1999 compared to approximately $16.5 million for the year ended December 31, 1998, primarily as a result of the growth of our fleet for the year ended December 31, 1999 compared to the year ended December 31, 1998.

    NET INTEREST EXPENSE--Our net interest expense increased by approximately $1.9 million, or 12.8%, to approximately $16.5 million for the year ended December 31, 1999 compared to approximately $14.7 million for the year ended December 31, 1998. This increase is primarily the result of new debt associated with the acquisition of vessels.


    NET INCOME--We had a net loss of approximately $4.7 million for the year ended December 31, 1999 compared to net income of approximately $2.1 million for the year ended December 31, 1998.



LIQUIDITY AND CAPITAL RESOURCES



    Since our formation, our principal source of funds has been equity contributions, cash flows from operating activities and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements. We will rely upon operating cash flows as well as long-term borrowings, the proceeds of this offering and future offerings to implement our growth plans. We believe, although we cannot be certain, that our cash flows from operating activities, long-term borrowings and the proceeds of this and future offerings will be sufficient to meet our liquidity needs for the next 12 months.



    Our practice has been to acquire our vessels using a combination of funds received from equity investors and bank debt secured by mortgages on the vessels. From our inception in February 1997 through December 31, 2000 we acquired 14 vessels for an aggregate amount of approximately $452.1 million, which was financed by approximately $327.6 million in bank debt with the balance financed through equity contributions. Our business is capital intensive and our future success will depend on our ability to maintain a modern quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire vessels on favorable terms. We will need to finance these acquisitions through borrowings under existing or future loan facilities and other debt and equity financing, for which we have no current arrangements.



    Our cash increased to approximately $23.5 million as of December 31, 2000 compared to approximately $6.8 million as of December 31, 1999. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit, which is primarily due to our current portion of long-term debt, was approximately $4.0 million as of December 31, 2000, compared to a deficit of approximately $15.4 million as of December 31, 1999. The current portion of long-term debt included in our current liabilities was approximately $33.1 million as of December 31, 2000 and approximately $20.5 million as of December 31, 1999. We believe that our future cash flows will satisfy our working capital needs.

    Our EBITDA, as defined in note 3 to the "Selected Consolidated Financial and Other Data," increased by approximately $42.5 million, or 135%, to approximately $74.1 million for the year ended December 31, 2000 from approximately
$31.6 million for the year ended December 31, 1999. This increase is primarily due to the growth of our fleet, as well as improvements in tanker rates and the decrease in our vessel operating expenses as a percentage of net voyage revenues. On a daily basis, EBITDA per vessel increased by approximately $7,700, or 91.5%, to approximately $16,100 for the year ended December 31, 2000 from approximately $8,400 for the year ended December 31, 1999. Same Fleet EBITDA increased by approximately $18.2 million, or 57.6%, to approximately
$49.9 million in the year ended December 31, 2000 from approximately
$31.7 million in the year ended December 31, 1999. Same Fleet daily EBITDA increased to approximately $13,650 from approximately $8,700 for the same periods.



    As of December 31, 2000 we had a total of 12 outstanding loan facilities with an aggregate outstanding amount of approximately $241.8 million. These loan facilities are grouped into seven packages, five of which consist of both senior and junior loan facilities, while two consist of only senior loan facilities. The seven senior loan facilities have an aggregate outstanding amount of approximately $223.4 million and the five junior loan facilities have an aggregate outstanding amount of approximately $18.4 million. These loan facilities have terms of between three and five years and were entered into at various dates between May 1997 and December 2000. The senior loan facilities require monthly or quarterly principal repayments with a final installment for the remaining outstanding balance payable at the maturity of each loan facility. The junior loan facilities require quarterly payments of interest only with the full principal payable at maturity. We intend to use our cash flows from our operations to satisfy our long-term debt. To the extent our cash flows are insufficient to satisfy our repayment obligation at the maturity of each loan facility, we will need to refinance the existing loan facilities or generate funds through the selective sale of certain vessels.



    Our principal payments for the year ending December 31, 2000 were approximately $30.7 million. Our annual principal payments scheduled through December 31, 2005 are as follows:



                       Principal Payments ($ in Millions)



YEAR                    PRINCIPAL PAYMENT
----                    -----------------
2001.................         $ 33.1
2002.................         $149.8
2003.................         $ 16.9
2004.................         $  8.0
2005.................         $ 34.0



    Both senior and junior loan facilities pay a premium over the London Interbank Offered Rate, or LIBOR, with the premium for the senior loan facilities ranging between 1.125% to 2.0%, and the premium for the junior loan facilities being 3.0%. We entered into interest rate swap agreements at the time of most loan facilities to minimize the effects of changes in LIBOR rates during the term of the loan.



    The terms and conditions of our loan facilities require us to comply with certain restrictive covenants. We believe that these terms and conditions are consistent with loan facilities incurred by other shipping companies. These covenants include maintaining certain ratios such as: vessel market value to loan facility outstanding and EBITDA to interest expense as well as maintaining minimum levels of working capital and cash. There is also a cash sweep provision associated with one of our loan facilities that will automatically pay down that loan facility with excess cash. There are no cross default provisions between loan packages; however, there are cross default provisions between junior and senior loan facilities within the same loan package. Three of the loan packages are collateralized by more than one vessel.

    As of December 31, 2000, we were in default under several of our loan facility agreements for breaching covenants. The lenders waived their right to take action with respect to any of these defaults. The financial covenant breaches which were waived are set forth below:



    - we did not meet all of our working capital and cash balance requirements; and



    - some of our limited partnerships made intercompany loans, all of which were subsequently repaid in full.



In addition, some of the covenants of our existing loan facility agreements were amended to reduce working capital and other requirements. We do not believe that we are currently in default under any of our loan facility agreements and do not currently expect that we will violate any of the covenants of our loan facility agreements through January 1, 2002.



    We have received and are considering a proposal from our lead bank to refinance all of our loan facilities with one new loan facility in connection with the consummation of this offering. We believe that the new loan facility will have a lower interest rate and will provide us with greater flexibility to properly manage our cash flow. As proposed, the new loan facility will be in the aggregate amount of $300 million, comprised of a $200 million term loan and a $100 million revolving credit facility, and a five-year maturity. It will contain the same type of covenants discussed above but the covenants will be based on aggregate fleet values and financial data. The term loan will require us to make 20 quarterly principal repayments while the revolving credit facility will require us to pay the amounts outstanding upon maturity. Both the term loan and the revolving credit facility will bear an interest rate over LIBOR for the outstanding portion while the revolving credit facility will require us to pay a fee for the uncommitted portion. We intend to draw upon this new loan facility to repay indebtedness secured by the six vessels we intend to acquire in connection with our recapitalization that were not owned by limited partnerships for which corporations owned by Peter C. Georgiopoulos acted as managing general partner.



    In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled drydockings necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of our drydockings, the costs are relatively predictable. The costs for 2000 were approximately $3.2 million. The drydocking costs for the existing fleet of 14 vessels through 2005 are anticipated to be as follows:


                   Projected Drydocking Costs ($ in Millions)


                        PROJECTED COSTS
                        ---------------
2001.................         $1.7
2002.................         $1.7
2003.................         $0.5
2004.................         $2.0
2005.................         $5.3


    Our ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.


    Net cash provided by operating activities increased 207% to approximately $50.9 million for the year ended December 31, 2000, compared to approximately $16.6 million for the year ended December 31, 1999. This increase is primarily attributable to our increase in net income. We had net income of approximately $30.3 for the year ended December 31, 2000 compared to net loss of approximately $4.7 million for the year ended December 31, 1999.



    Net cash used in investing activities increased to approximately
$89.0 million for the year ended December 31, 2000 compared to approximately $22.8 million for the year ended December 31, 1999. This increase is primarily due to our approximately $85.5 million acquisition of three vessels for the year ended December 31, 2000 compared to our approximately $18.2 million acquisition of one vessel for the year ended December 31, 1999.



    Net cash provided by financing activities was approximately $54.8 million for the year ended December 31, 2000 compared to approximately $6.6 million used by financing activities for the year ended December 31, 1999. The increase in proceeds from financing activity relates to our capital expenditures during the year ended December 31, 2000 compared to the year ended December 31, 1999. The changes in the components of financing activities are as follows:



    - Net proceeds from borrowings under long-term debt were approximately
      $70.5 million for the year ended December 31, 2000 compared to approximately $15.0 million for the year ended December 31, 1999. The debt was incurred to partially finance the acquisition of three vessels for the year ended December 31, 2000 compared to our acquisition of one vessel for the year ended December 31, 1999.



    - Principal repayments of long-term debt were approximately $30.7 million for the year ended December 31, 2000 compared to approximately
      $39.6 million for the year ended December 31, 1999. This change is the result of the overall change in the level of our long-term debt, the amount and timing of our principal repayments associated with our long-term debt. In addition, we made unscheduled repayments of long-term debt associated with a loan facility covenant of approximately
      $6.4 million for the year ended December 31, 2000 compared to approximately $23.6 million for the year ended December 31, 1999.



    - Equity contributions from investors were approximately $15.5 million for the year ended December 31, 2000, compared to approximately $31.0 million for the year ended December 31, 1999. The equity contributions during the later period were used to partially finance the acquisition of three vessels. Those during the earlier period were used for the unscheduled repayment of long-term debt.


    Net cash provided by operating activities increased 4.3% to approximately $16.6 million for the year ended December 31, 1999 compared to approximately $15.9 million for the year ended December 31, 1998. This increase is primarily attributable to the growth of our fleet.

    Net cash used in investing activities decreased to approximately
$22.8 million for the year ended December 31, 1999 compared to approximately $159.5 million for the year ended December 31, 1998. This decrease was the result of our purchase of one vessel for approximately $18.2 million for the year ended December 31, 1999 compared to our purchase of four vessels for approximately $158.7 million for the year ended December 31, 1998.


    Net cash provided by financing activities was approximately $6.6 million for the year ended December 31, 1999 compared to approximately $146.7 million provided by financing activities for the year ended December 31, 1998. The decrease in proceeds from financing activities relates to our capital expenditures during the year ended December 31, 1999 compared to the year ended December 31, 1998. The changes in the components of financing activities are as follows:


    - Net proceeds from a shareholder's loan were approximately $15.0 million for the year ended December 31, 1999. The debt was incurred to partially finance the acquisition of one vessel compared to approximately
      $119.0 million for the year ended December 31, 1998, which was incurred to partially finance the acquisition of four vessels.


    - Principal repayments of long-term debt were approximately $39.6 million for the year ended December 31, 1999 compared to approximately
      $13.0 million for the year ended December 31, 1998. This change is the result of the overall change in the level of our long-term debt, the amount and timing of the principal repayments associated with our long-term debt. In addition, we made unscheduled repayments of long-term debt of approximately $23.6 million associated with a loan facility covenant for the year ended December 31, 1999. There were no such repayments for the year ended December 31, 1998.


    - Equity contributions from investors were approximately $31.0 million for the year ended December 31, 1999, compared to approximately $42.0 million for the year ended December 31, 1998. The equity contributions during the later period were used for the unscheduled repayment of long-term debt and to partially finance the acquisition of one vessel. Those during the earlier period were used to partially finance the acquisition of four vessels.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE RISK


    We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At
December 31, 2000 and December 31, 1999, we had $241.8 million and
$202.0 million, respectively, of floating rate debt with margins over LIBOR ranging from 1.125% to 3.0%.



    We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of December 31, 2000 and December 31, 1999, we had entered into interest rate swap agreements having aggregate notional amounts of $85.5 million and $103.8 million, respectively, which effectively fixes LIBOR on a like amount of principal at rates ranging from 6.2% to 7.0%. Increases in LIBOR would increase our interest expense to the extent it affects the $147.1 million and $92.9 million of floating rate debt that was not hedged at December 31, 2000 and December 31, 1999, respectively. A one percent increase in LIBOR would increase interest expense by $1.5 million per year from December 31, 2000 and $0.9 million per year from December 31, 1999.



                                                                       CARRYING AMOUNT
                                                          CONTRACT   --------------------     FAIR
($ IN THOUSANDS)                                           AMOUNT     ASSET     LIABILITY    VALUE
----------------                                          --------   --------   ---------   --------
DECEMBER 31, 2000
Interest Rate Swap Agreements...........................  $ 85,450     $ --                 $   (662)
Debt....................................................  $241,785              $241,785    $241,785

DECEMBER 31, 1999
Interest Rate Swap Agreements...........................  $103,750     $ --                 $    608
Debt....................................................  $202,000              $202,000    $202,000


FOREIGN EXCHANGE RATE RISK

    The international tanker industry's functional currency is the U.S. dollar. As virtually all of our revenues and most of our operating costs are in U.S. dollars, we believe that our exposure to foreign exchange risk is insignificant.

                                  THE INDUSTRY

OVERVIEW




    Crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries. Customers include oil companies, oil traders, large oil consumers, petroleum product producers, government agencies and storage facility operators. Additional tanker transportation is required for bulk movements of refined petroleum products. Demand for oil tankers is influenced by many factors including international economic activity, geographic changes in oil production and consumption, oil price levels and inventory policies of the major oil and oil trading companies. Additionally, the carrying capacity of the international tanker fleet, or tanker supply, is a critical determinant in pricing for tanker transportation services.



    Crude oil can be transported under spot charter or time-charter contracts. Under spot charters, the vessel owner pays voyage-related expenses such as port, canal and fuel costs. Under time charters, those costs are paid by the charterer. Under both types of charters, the operator is responsible for the vessel's maintenance and operations, including providing the crew, and maintaining, repairing and insuring the vessel. Alternatively, vessels can be chartered under "bareboat" contracts whereby the charterer is responsible for the vessel's maintenance and operations, as well as all voyage-related expenses.



    Pricing of crude oil transportation services occurs in a highly competitive and efficient global tanker charter market. Although some business is conducted directly between ship owners and charterers, typically one or more brokers act as intermediaries in most transactions. Tankers are chartered around the clock in several shipping centers, including London, New York, Oslo, Singapore and Tokyo. Time charters, as well as vessel sale and purchase transactions, are generally negotiated through brokers in the same centers.



INDUSTRY TRENDS



    We believe that several factors are converging to significantly alter the tanker business during the next several years. These factors include consolidation among tanker owners and operators, the acceleration of scrapping of most of the vessels built in the mid 1970s, increased awareness of the need for quality tonnage and tanker operators as a result of heightened environmental concerns and changes in world oil demand.



    CONSOLIDATION



    The seaborne crude oil transportation business is highly fragmented. Seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent ship owners and captive fleets of oil companies (both private and state-owned). Independent companies own approximately 80% of current world tanker capacity, with the balance being owned by oil companies and state-owned fleets. According to Clarkson Research Studies, as of July 2000, there were approximately 551 beneficial tanker owners, with a total world tanker fleet of approximately 3,407 vessels, or
290.4 million dwt. The industry over the the past several years has undergone meaningful consolidation through mergers, acquisitions and joint marketing arrangements among tanker owners. According to Clarkson Research Studies, as of September 2000, the top 10 tanker owners accounted for approximately 24.5% of the world tanker fleet, as measured by dwt, up from 18.7% in 1997.



    AGING FLEET



    A significant portion of the world tanker fleet was built and delivered in the mid-1970s. The average rate of newbuilding deliveries from 1974 to 1976 was nearly four times higher than the average newbuilding delivery rate from 1980 to 2000. The following chart depicts the world tanker fleet development during the past 30 years.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

World Tanker Fleet Development
Deliveries and Scrappings (in millions of dwt)

      DELIVERIES*  SCRAPPINGS*  (IN MILLIONS OF DWT)
1970           21         -0.8                 136.5
1971         20.8         -0.6                 156.3
1972         20.8         -2.3                 176.2
1973         28.5         -1.4                 194.1
1974         41.3           -2                 220.5
1975         47.1         -8.1                 259.4
1976         38.9        -10.1                 297.6
1977         20.4         -8.4                 325.3
1978         10.6        -13.4                 336.2
1979          7.8         -6.2                 332.3
1980          7.1         -7.9                 332.2
1981          8.4        -12.8                 329.4
1982          6.4        -23.5                 324.3
1983          5.1        -23.6                 305.2
1984          3.8          -20                 285.7
1985          4.4        -25.8                 268.2
1986          7.4        -10.8                 244.8
1987          5.7         -6.6                 240.9
1988          7.3         -2.4                 239.7
1989            9         -1.2                 244.6
1990          9.1         -2.7                 252.4
1991         11.8         -2.5                 258.7
1992         16.3          -10                 265.8
1993         17.5        -11.8                 271.7
1994         10.5        -12.4                 276.4
1995         11.6        -10.8                 272.8
1996         12.1           -6                 272.8
1997          8.2         -3.5                 276.6
1998         13.3         -6.5                 278.4
1999           20        -16.8                 283.8
2000         15.9        -11.8                 286.5

World Tanker Fleet Size (in millions of dwt)
Source: Clarkson Research Studies. * Deliveries and Scrappings are annual rates; 2000 data is through September. ** Fleet Size is as of the beginning of the year.


    The significant tanker deliveries during the mid 1970s now contribute to an aging world tanker fleet, approximately 29% of which, based on deadweight tons, or dwt, was older than 20 years of age as of September 2000, as shown in the chart below.


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

YEAR  PERCENT OF WORLD TANKER FLEET 20 YEARS AND OLDER
1991                                              7.8%
1992                                              8.6%
1993                                              9.3%
1994                                             10.9%
1995                                             17.6%
1996                                             27.2%
1997                                             34.4%
1998                                             36.7%
1999                                             36.2%
2000                                             32.3%

    FOCUS ON SAFETY



    A key trend in the tanker industry during the past several years has been the growing emphasis on environmental protection through legislation and regulations such as the U.S. Oil Pollution Act of 1990, or OPA 90, and regulations promulgated by the International Maritime Organization. The seaborne oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Since the EXXON VALDEZ oil spill of 1989 there has been heightened environmental concern as evidenced by international conventions and protocols, classification society procedures and requirements of protection and indemnity associations and charterers. In December 1999, a highly publicized accident involving the 24-year-old single-hull tanker ERIKA occurred off the coast of France, spilling approximately 2.9 million gallons (69,000 barrels) into the sea. We believe these factors have increased demand for higher quality tanker construction, management, operation, maintenance and repair.


    Oil companies which act as charterers, terminal operators, shippers and receivers have recently paid higher charter rates for modern tonnage. They continue to periodically inspect vessels and monitor companies for compliance with their quality and safety standards. We believe that the increasingly stringent regulatory environment, and the emphasis on quality and environmental protection, will accelerate the obsolescence of older, lower quality tankers and provide a competitive advantage to companies with high quality management that operate modern tankers. We also believe the increasing selectiveness of the oil companies will contribute to further industry consolidation among tanker owners and operators.


    U.S. OIL IMPORTS



    Over the past 15 years, U.S. net imports of crude oil have increased at a compounded annual growth rate of 7.5%. We believe this increase has been driven by rising levels of petroleum consumption amid declining U.S. crude oil production. Since 1985, U.S. crude oil production has declined in the aggregate by 35.0%. Over the next 15 years, total crude oil imports are projected to increase at a compounded annual growth rate of 2.0%. We believe this trend will support continued demand for crude oil tanker services in the Atlantic basin. The following table provides an overview of the U.S. petroleum market during the past 15 years and as forecasted for the next 15 years.



                         U.S. PETROLEUM MARKET OVERVIEW
                         (thousands of barrels per day)



                                                                                                                PERCENTAGE
                                                                                                                CHANGE
                                    1985       1990       1995       2000       2005E      2010E      2015E     1985-2000
                                    ------     ------     ------     ------     ------     ------     ------     ------
Domestic Crude Production........    8,971      7,355      6,560      5,834      5,650      5,150      5,080      (35.0)%
Natural Gas Plant Liquids
  Production.....................    1,609      1,559      1,762      1,908      2,140      2,350      2,630       18.6%
                                    ------     ------     ------     ------     ------     ------     ------     ------
  Total Petroleum Production.....   10,580      8,914      8,322      7,742      7,790      7,500      7,710      (26.8)%
Net Crude Oil Imports............    2,997      5,785      7,135      8,882     10,590     11,540     11,910      196.4%
Net Petroleum Product Imports....    1,289      1,375        750      1,171      1,560      2,380      3,330       (9.2)%
                                    ------     ------     ------     ------     ------     ------     ------     ------
  Total Petroleum Imports........    4,286      7,160      7,885     10,053     12,150     13,920     15,240      134.6%
Other U.S. Petroleum Supply......      860        914      1,518      1,681      1,210      1,220      1,270       95.5%
                                    ------     ------     ------     ------     ------     ------     ------     ------
  Total U.S. Petroleum Supply....   15,726     16,988     17,725     19,476     21,150     22,640     24,220       23.8%
                                    ======     ======     ======     ======     ======     ======     ======     ======

Source: U.S. Energy Information Administration--Petroleum Supply Monthly, February 2001 and Annual Energy Outlook 2001


                                   COMPOUNDED    COMPOUNDED
                                    ANNUAL        ANNUAL
                                    GROWTH        GROWTH
                                     RATE          RATE
                                   1985-2000     2000-2015E
                                      -----         -----
Domestic Crude Production........      (2.8)%        (0.9)%
Natural Gas Plant Liquids
  Production.....................       1.1%          2.2%
                                      -----         -----
  Total Petroleum Production.....      (2.1)%         0.0%
Net Crude Oil Imports............       7.5%          2.0%
Net Petroleum Product Imports....      (0.6)%         7.2%
                                      -----         -----
  Total Petroleum Imports........       5.8%          2.8%
Other U.S. Petroleum Supply......       4.6%         (1.9)%
                                      -----         -----
  Total U.S. Petroleum Supply....       1.4%          1.5%
                                      =====         =====
Source: U.S. Energy Information A



TYPES OF TANKERS



    The oil tanker fleet is generally divided into six major categories of vessels, based on carrying capacity. In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The six types of vessels are:


    - Ultra Large Crude Carriers, or ULCCs, of approximately 320,000 dwt or more;

    - Very Large Crude Carriers, or VLCCs, of approximately 200,000 to 320,000 dwt;


    - Suezmax tankers of approximately 120,000 to 200,000 dwt;



    - Aframax tankers of approximately 80,000 to 120,000 dwt;



    - Panamax tankers of approximately 60,000 to 80,000 dwt; and


    - Small tankers (such as Handysize) of less than approximately 60,000 dwt.


    ULCCs and VLCCs are the largest vessels in the world tanker fleet. They typically transport crude oil in long-haul trades, mainly from the Arabian Gulf to Western Europe and the United States, via the Cape of Good Hope, and Asia. According to Clarkson Research Studies, during 1999, long-haul-crude oil trades accounted for 31.2% of total seaborne imports to the United States, and as of September 2000, the combined cargo capacity of ULCCs and VLCCs represented approximately 43% of the total world tanker fleet, measured by dwt. While the ULCC/VLCC market differs from smaller size tanker markets, the ULCCs and VLCCs, given their capacities, and influence the tanker charter market in general.



    Suezmax and Aframax vessels are considered mid-size tankers. Suezmax tankers engage in long- and medium-haul crude oil trades, such as from West Africa and the North Sea to the East Coast and Gulf Coast of the United States. Aframax vessels generally engage in both medium- and short-haul trades and carry crude oil or petroleum products. As of September 2000, data compiled by Clarkson Research Studies showed that there were 523 Aframax and 282 Suezmax tankers in the world tanker fleet, accounting for an aggregate of 90.9 million dwt and approximately 31.3% of world oil tanker cargo capacity. Unlike smaller vessels such as Panamax and Handysize tankers, Aframax and Suezmax vessels are large enough to allow them to benefit from economies of scale in some regional markets. They also have access to a wide range of ports, many of which are not accessible by larger vessels such as ULCCs and VLCCs, and are particularly well-suited for trading in regional markets, including the Atlantic basin. Our Aframax and Suezmax tankers in the Atlantic basin transport crude oil primarily from the North Sea, West Africa, the Caribbean and South and Central America to refineries and storage points in the eastern United States.



    Panamax and smaller tankers mostly transport petroleum products in short- to medium-haul trades.



    In addition to tankers that carry only oil, the tanker fleet includes oil/bulk/ore carriers, or "O/B/Os" which are combination carriers. These vessels, of various sizes, are capable of carrying either crude oil or dry bulk cargoes. According to Clarkson Research Studies, as of September 2000, approximately 80% of all combination carriers were transporting oil, and these vessels represented approximately 4.2% of the world tanker fleet, based on total cargo capacity.


TANKER DEMAND


    Tanker demand derives from a combination of several factors including world oil supply and demand, where the oil is produced and where it is refined or consumed. Tanker demand is generally expressed in "ton-miles" and is measured as the product of (a) the amount, or tonnage, of crude oil transported in tankers and (b) the distance over which this oil is transported. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by general economic forces as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by the cost and availability of transportation alternatives such as pipelines.



    The distance over which oil is transported is the most variable element of the ton-mile demand equation. It is determined by seaborne trading and distribution patterns, which are influenced principally by the location of production and the optimal economic distribution of that production for refining and consumption. Seaborne trading patterns also are influenced by geopolitical events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by global oil supply and demand imbalances. Tankers, particularly older vessels, are also used as "floating storage" by oil companies and oil traders, notably during times of supply uncertainty.


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

TON MILES VS. WORLD TANKER FLEET
                                      Ton-Miles            Fleet Size
Year                              (in billions)  (in millions of dwt)
1970                                      5,597                 136.5
1971                                      6,654                 156.3
1972                                      7,720                 176.2
1973                                      9,207                 194.1
1974                                      9,661                 220.5
1975                                      8,885                 259.4
1976                                     10,199                 297.6
1977                                     10,408                 325.3
1978                                      9,561                 336.2
1979                                      6,452                 332.3
1980                                      8,219                 332.2
1981                                      7,193                 329.4
1982                                      5,212                 324.3
1983                                      4,478                 305.2
1984                                      4,508                 285.7
1985                                      4,007                 268.2
1986                                      4,640                 244.8
1987                                      4,671                 240.9
1988                                      5,065                 239.7
1989                                      5,736                 244.6
1990                                      6,261                 252.4
1991                                      6,757                 258.7
1992                                      6,977                 265.8
1993                                      7,251                 271.7
1994                                      7,330                 276.4
1995                                      7,225                 272.8
1996                                      7,495                 272.8
1997                                      7,830                 276.6
1998                                      7,793                 278.4
1999                                      7,500                 283.8
2000E                                     7,700                 286.5


    The increase in world oil demand during the past five years has strongly affected the market for oil transportation. According to the International Energy Agency, or IEA, between 1996 and 2000, world oil consumption increased at a compounded annual growth rate of 1.3%. The IEA reported a 0.9% increase in world oil consumption in 2000 and forecasts that world oil consumption will grow by 2.0% in 2001. The following table indicates the geographic breakdown of world oil demand during the past five years and as forecasted for 2001.


                                WORLD OIL DEMAND
                         (MILLIONS OF BARRELS PER DAY)


                                                                                               FIVE YEAR                ESTIMATED
                                                                                               COMPOUNDED                PERCENT
                                                                                                 ANNUAL                  CHANGE
                                         1996       1997       1998       1999       2000     GROWTH RATE     2001E     2000-2001
                                       --------   --------   --------   --------   --------   ------------   --------   ---------
OECD(1) Demand
North America                            22.2       22.7       23.1       23.9       24.0          2.0%        24.4        1.7%
Europe                                   14.9       15.0       15.3       15.1       15.0          0.2%        15.2        1.3%
Pacific                                   8.8        9.0        8.4        8.6        8.6         (0.6)%        8.8        1.9%
                                         ----       ----       ----       ----       ----         ----         ----        ---
  Total OECD                             45.9       46.7       46.8       47.6       47.6          0.9%        48.3        1.5%
Total Non-OECD                           25.9       26.5       26.7       27.2       27.9          2.1%        28.7        2.9%
                                         ----       ----       ----       ----       ----         ----         ----        ---
  Total World Demand                     71.8       73.1       73.5       74.8       75.5          1.3%        77.0        2.0%
                                         ====       ====       ====       ====       ====         ====         ====        ===


------------------------------

Information based on the International Energy Agency -- Monthly Oil Report

(1)   Organisation for Economic Co-Operation and Development.


    The Energy Information Administration, or EIA, projected that oil production in Central and South America (including Mexico), the primary sources of oil to the Atlantic basin market, will increase by approximately 28% between 1998 and 2010. The following table indicates the geographic breakdown of world oil supply (i.e., production) during the past five years and as forecasted in 2001.

                                WORLD OIL SUPPLY
                         (MILLIONS OF BARRELS PER DAY)


                                                                                               FIVE YEAR                ESTIMATED
                                                                                               COMPOUNDED                PERCENT
                                                                                                 ANNUAL                  CHANGE
                                         1996       1997       1998       1999       2000     GROWTH RATE     2001E     2000-2001
                                       --------   --------   --------   --------   --------   ------------   --------   ---------
OECD(1) Supply
North America                            14.3       14.6       14.5       14.0       14.3         (0.0)%       14.6         2.1%
Europe                                    6.7        6.7        6.7        6.8        6.8          0.4%         6.7        (1.5)%
Pacific                                   0.7        0.7        0.7        0.7        0.9          6.5%         0.8       (11.1)%
                                         ----       ----       ----       ----       ----         ----         ----       -----
  Total OECD                             21.7       22.1       21.9       21.4       21.9          0.2%        22.2         1.4%
Non-OECD                                 21.9       22.4       22.8       23.3       23.9          2.2%        24.6         2.9%
Total OPEC(2)                            28.4       29.9       30.8       29.4       30.8          2.0%        32.1         1.3%
                                         ----       ----       ----       ----       ----         ----         ----       -----
  Total World Supply                     72.1       74.4       75.5       74.1       76.7          1.6%        78.0         1.7%
                                         ====       ====       ====       ====       ====         ====         ====       =====


Information based on the International Energy Agency -- Monthly Oil Report

(1)   Organisation for Economic Co-Operation and Development.


(2) 2001 estimates taken from the Energy Information Administration -- Short-Term Energy Outlook February 2001.


TANKER SUPPLY


    The supply of tankers generally increases with deliveries of newbuildings and decreases with scrapping of older vessels, loss of tonnage as a result of casualties and conversion of vessels to other uses, such as floating production and storage facilities. According to Clarkson Research Studies, during the past five years, the size of the world Aframax fleet increased from approximately
42 million dwt to approximately 50 million dwt, and the current Aframax orderbook, measured in dwt, represents approximately 11.1% of the total world Aframax fleet. The size of the world Suezmax fleet has remained relatively stable during the past five years at approximately 40 million dwt, and the current Suezmax orderbook, measured in dwt, represents approximately 19.8% of the total world Suezmax fleet. Historical development of the Aframax and Suezmax fleets is detailed below.


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        AFRAMAX
Year  Deliveries*  Scrappings*  Fleet Size**
1970          1.4            0          22.1
1971          0.6            0          23.5
1972            1            0            24
1973          0.9            0          24.8
1974            3            0          25.5
1975          4.4         -0.6          28.4
1976          3.4           -1          32.1
1977          1.1         -0.9          34.5
1978          0.8         -3.2          34.3
1979          1.2         -0.5          31.9
1980          2.3         -0.6          32.7
1981          2.2         -0.7          34.4
1982          0.6         -2.1          35.8
1983          0.7           -2          33.9
1984          0.5         -1.7          32.6
1985          1.4         -1.8          31.2
1986          2.2         -0.7          30.7
1987          1.7         -1.3          31.9
1988          1.6         -0.2          32.3
1989          1.9         -0.1          33.7
1990          2.6         -0.3          35.5
1991          2.3         -0.7          37.9
1992            3         -1.9          39.4
1993          2.5         -1.7          40.4
1994            2         -1.1          41.2
1995          1.3         -0.7          41.9
1996          1.6         -0.5          42.4
1997            2         -0.8          43.2
1998          3.7         -0.3            44
1999            5         -2.7          47.2
2000          1.5         -1.3          49.5

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        SUEZMAX
Year  Deliveries*  Scrappings*  Fleet Size**
1970          1.8            0           9.5
1971          1.9            0          11.2
1972            1            0          13.1
1973          1.9            0          13.9
1974          4.7            0            16
1975          7.7            0          20.9
1976          5.2         -0.1          28.6
1977          4.3         -0.8          33.7
1978          2.5         -1.5          37.2
1979          1.2           -1          37.7
1980          0.5         -1.3          37.4
1981          0.2         -1.5          36.9
1982          0.5         -1.2          35.3
1983          0.5         -0.8          34.3
1984          0.4         -0.3          33.7
1985            0         -0.9          33.9
1986          0.1         -0.8          32.4
1987          0.5         -0.3          31.5
1988          1.1         -0.5          32.2
1989          1.4         -0.2          32.8
1990          1.3         -0.3            34
1991            3         -0.9          34.9
1992          3.9         -0.7          36.7
1993          1.9         -1.8          39.7
1994          1.3         -1.2          39.7
1995          1.2         -1.1          39.2
1996          1.3         -1.1            39
1997          1.6         -0.3          38.5
1998          3.1         -1.3          39.6
1999          2.4         -3.1          40.7
2000          2.6         -1.9          39.8


    Typically, newbuildings are delivered 18 to 36 months after they are ordered depending on the available capacity of the shipyard. Deliveries of newbuild Aframax and Suezmax tankers, which were limited during the weak market of the mid-1990s, increased after 1997 due to improved market conditions and in anticipation of the replacement of an aging fleet.



    We believe that the current orderbook represents a meaningfully smaller percentage of the worldwide Aframax and Suezmax tanker fleets than do the vessels 20 years of age or older. According to Clarkson Research Studies and as shown in the chart below, as of September 2000, the size of the Aframax newbuilding orderbook represented approximately 11.1% of the existing fleet, or approximately 5.6 million dwt. By comparison approximately 18.3% of the vessels in the current world Aframax fleet, or 9.2 million dwt, were 20 years of age or older. Similarly, the size of Suezmax newbuilding orderbook represented approximately 19.8% of the existing fleet, or approximately 8.1 million dwt, whereas approximately 30.5% of the vessels in the current world Suezmax fleet, or 12.4 million dwt, are 20 years of age or older. We believe this data indicates that the delivery of newbuildings may be inadequate to replace the elimination of older tonnage as it is scrapped or otherwise removed over the next three years from deployment.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                             AFRAMAX  SUEZMAX
Orderbook as % of Fleet       11.10%   19.80%
% of Fleet 20 Years & Older   18.30%   30.50%

           Source: Clarkson Research Studies.
          Data is based on dwt. Data is as of September 1, 2000.


    Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it "in-class." A vessel is deemed to be "in-class" if the surveyors of a classification society such as Det Norske Veritas, the American Bureau of Shipping or Nippon Kaiji Kyokai determine that the vessel conforms to the standards and rules of that classification society. In many cases, particularly when tankers reach 20 to 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel "in-class" may not be warranted. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as "in-class" in order to continue to trade. In addition, IMO regulations impose significant restrictions on vessels trading beyond 25 years of age.



    We believe that scrapping of most of the vessels delivered in the mid-1970s, as they near the end of their useful lives, in conjunction with customers' preference for younger vessels will change the tanker business during the next several years. Factors affecting the amount of tonnage scrapped include market conditions and second-hand vessel values in relation to scrap prices. Scrapping rates reached a 14-year high in 1999, reflecting the number of vessels 20 years of age or older and the relatively low charter rates. According to Clarkson Research Studies, approximately 2.7 million dwt of Aframax tankers and
3.1 million dwt of Suezmax tankers were scrapped during 1999 at an average age of approximately 24 years. This rate of scrapping slowed during 2000 as tanker rates improved. During the first eight months of 2000, approximately
1.3 million dwt of Aframax tankers and 1.9 million dwt of Suezmax tankers were scrapped.

                                    BUSINESS

OVERVIEW


    We are a leading provider of international crude oil transportation services within the Atlantic basin, with one of the largest fleets of Aframax tankers and Suezmax tankers in that market. Vessels operating in the Atlantic basin primarily serve the U.S. oil market. Because the United States has the strictest environmental regulations of any major country in the world, the mid-size tankers trading in the Atlantic basin tend to be more modern and command higher charter rates.



    Our modern fleet consists of 15 Aframax and five Suezmax tankers, with a total cargo capacity of approximately 2.2 million deadweight tons, or dwt. Of our 20 tankers, 17 operate in the Atlantic basin. The remaining three tankers, given their ages, currently operate outside the Atlantic basin. Based on dwt, the average age of our nine Aframax tankers which currently operate in the Atlantic basin is approximately 9.2 years, compared to an average age for the world Aframax tanker fleet, according to Clarkson Research Studies, of approximately 11.5 years. On the same basis, the average age of our five Suezmax tankers which operate in the Atlantic basin is 9.8 years, compared to an average age for the world Suezmax tanker fleet, according to Clarkson Research Studies, of 12.0 years.



    Since we commenced operations in 1997, our net voyage revenues have grown from approximately $12.0 million in 1997 to $51.8 million in 1998, $54.7 million in 1999 and $108.0 million in 2000. We acquired six vessels in 1997, four vessels in 1998, one vessel in 1999 and three additional vessels in 2000. The six remaining vessels in our total 20-vessel fleet are currently being acquired. These six vessels and their results of operations are not reflected in the financial statements and historical financial information in the prospectus.


OUR COMPETITIVE STRENGTHS

    We pursue an intensively customer- and service-focused strategy to achieve superior operating results. Our strategy is based on the following key competitive strengths:


    - DYNAMIC, CREATIVE COMPANY. We are a dynamic company bringing new ideas and energy to an older, more traditional industry. We have grown our company by quickly seizing new business opportunities, operating efficiently and keeping our costs down. We actively manage the mix of spot versus time charters within our fleet in order to optimize revenues and provide a measure of stability through the cycles in the industry.



    - MODERN HIGH-QUALITY VESSELS. We operate a fleet of modern high-quality mid-size tankers which we believe allows us to operate with relatively low maintenance and operating costs. As of December 31, 2000, two of our Aframax tankers and none of our Suezmax tankers operating in the Atlantic basin were older than 15 years of age, compared to 29.1% of the world fleet of Aframax tankers and 34.2% of the world fleet of Suezmax tankers which were older than 15 years of age as of that date. Because of increasingly stringent operating and safety standards, the age and quality of our fleet have given us a high level of acceptance by charterers.



    - FOCUSED FLEET OF MID-SIZED TANKERS. A number of our vessels have a substantially identical sister ship in our fleet which often can be used interchangeably, giving us scheduling flexibility and greater economies of scale. By focusing on the Atlantic basin, and particularly the Caribbean, we have become a leading provider of mid-size tankers in this region. This strategy permits us to meet our charterers' requirements and provides a base for the triangulation of routes, which allows us to increase our voyage revenues.



    - CUSTOMER RELATIONSHIPS. We are building strong relationships with a number of our customers, including Chevron Corporation, CITGO Petroleum Corp., Exxon Mobil Corporation, Phillips Petroleum Corporation and Texaco Inc. These customers accounted for approximately 3.4%,

      9.6%, 2.3%, 3.3% and 5.1%, respectively, of our gross voyage revenues in 2000. We believe that the strength of our customer relationships stems from our reputation for dependability and for delivering high quality transportation services.



    - EXPERIENCED MANAGEMENT TEAM. Our founder, Peter C. Georgiopoulos, has more than 11 years of experience in the tanker industry, including nine years as a ship owner. Our six senior executive officers have a combined total of more than 90 years of experience in the shipping industry. We have experienced management in all functions critical to our operations, promoting a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring.



    Our high quality fleet has resulted in an average of 97.7% ship utilization for the period from 1997 through December 31, 2000.



BUSINESS STRATEGY



    Our strategy is to employ our existing competitive strengths to continue to enhance our position and to maximize shareholder value. Our strategic initiatives include:



    - GROWING THROUGH ACQUISITIONS. We believe that the tanker industry is fragmented, with many opportunities for consolidation. According to Clarkson Research Studies, as of July 2000, the world tanker fleet of approximately 3,407 vessels was owned by approximately 551 beneficial owners with the top 10 tanker owners accounting for approximately 24.5% of the fleet as measured by dwt, up from 18.7% in 1997. In addition, during the past decade, many oil companies have reduced the size of their fleets. We intend to continue to expand our Aframax and Suezmax tanker fleets through acquisitions of ship-owning businesses and vessels. We acquired three Suezmax tankers in 2000 and are currently acquiring six Aframax tankers.



    - EXPANDING OUR PRESENCE IN THE ATLANTIC BASIN. Vessels operating in the Atlantic basin primarily serve the U.S. oil market, which is governed by strict environmental regulations. We believe that the quality of our fleet and our excellent safety record will facilitate our expansion in this region.



    - STRENGTHENING OUR RELATIONSHIPS WITH CURRENT CUSTOMERS AND DEVELOPING RELATIONSHIPS WITH NEW CUSTOMERS. Our goal is to be the first choice of the major oil companies for crude oil transportation. Our reputation for quality and service has enabled us to develop strong relationships with many oil companies. We intend to use our reputation to strengthen relationships with existing customers and establish relationships with new clients. We seek to anticipate our clients' crude oil transportation needs and to respond quickly when we recognize opportunities.



    - BALANCING OUR FLEET DEPLOYMENT. We actively manage the deployment of our fleet in order to achieve a balance between spot market and time charter voyages. We seek to preserve significant exposure to market conditions and rates while providing a reliable revenue stream.



    - MAINTAINING OUR COMMITMENT TO EXCELLENCE AND SAFETY. We believe that our strong growth and current success are due in part to our commitment to providing high quality service. Our fleet has an excellent safety record. We intend to maintain our high level of quality and safety by focusing our acquisition efforts on newer ships, inspecting our ships frequently and maintaining them in excellent condition.

OUR FLEET


    The following table provides information with respect to our fleet.



                                               YEAR       YEAR                   DEADWEIGHT
                                  YARD        BUILT     ACQUIRED     TYPE           TONS            FLAG
                              ------------   --------   --------   --------      ----------   ----------------
15 AFRAMAX TANKERS
GENMAR AJAX.................  Samsung          1996       1998        DH            96,183    Liberia
GENMAR AGAMEMNON............  Samsung          1995       1998        DH            96,226    Liberia
GENMAR MINOTAUR.............  Samsung          1995       1998        DH            96,226    Liberia
GENMAR ALEXANDRA............  S. Kurushima     1992       2001        DH           102,262    Marshall Islands
GENMAR CONSTANTINE..........  S. Kurushima     1992       1998        DH           102,335    Liberia
GENMAR HECTOR...............  Hyundai          1992       2001        DH(1)         96,027    Marshall Islands
GENMAR PERICLES.............  Hyundai          1992       2001        DH(1)         96,027    Marshall Islands
GENMAR GABRIEL..............  Koyo             1990       1999        DS            94,993    Marshall Islands
GENMAR GEORGE...............  Koyo             1989       1997        DS            94,955    Liberia
GENMAR COMMANDER............  Sumitomo         1989       1997        SH            96,578    Liberia
GENMAR BOSS.................  Kawasaki         1985       1997        DS            89,601    Marshall Islands
GENMAR SUN..................  Kawasaki         1985       1997        DS            89,696    Marshall Islands
WEST VIRGINIA(2)............  Mitsubishi       1981       2001        SH            89,000    Malta
KENTUCKY(2).................  Mitsubishi       1980       2001        SH            89,225    Malta
STAVANGER PRINCE(2)(4)......  Ishikawajima     1979       2001        SH            88,868    NIS(3)
                                                                                 ---------
                                                             Total Aframax:      1,418,202

5 SUEZMAX TANKERS
GENMAR SPARTIATE............  Ishikawajima     1991       2000        SH           155,150    Marshall Islands
GENMAR ZOE..................  Ishikawajima     1991       2000        SH           152,402    Marshall Islands
GENMAR MACEDON..............  Ishikawajima     1990       2000        SH           155,527    Marshall Islands
ALTA........................  Mitsubishi       1990       1997        SH           146,251    Liberia
HARRIET.....................  Kawasaki         1989       1997        SH           146,184    Liberia
                                                                                 ---------
                                                             Total Suezmax:        755,514
                                                               Total Fleet:      2,173,716
                                                                                 =========


------------------------


DH Double-hull tanker; DS Double-sided tanker; SH Single-hull tanker


(1) Oil/Bulk/Ore carrier (O/B/O).


(2) These vessels currently operate outside of the Atlantic basin. Accordingly, we have not included them in our calculation of the Atlantic basin statistics.


(3) Norwegian International Shipping Registry.


(4) We will not have closed the acquisition of this vessel as of the date of this prospectus. We have an agreement to acquire it promptly following the closing of this offering.

    The following table compares the ages of our tankers with those of the world tanker fleets.


                        COMPARISON OF FLEET AGE PROFILES
                                  (% OF FLEET)


                                                 0-10 YEARS   11-15 YEARS   16-20 YEARS   21 YEARS & OLDER
                                                 ----------   -----------   -----------   ----------------
OUR AFRAMAX TANKER FLEET.......................     55.0%        26.1%         12.6%            6.3%
OUR ATLANTIC BASIN AFRAMAX FLEET...............     67.8%        32.2%          0.0%            0.0%
  WORLD AFRAMAX TANKER FLEET...................     55.4%        16.8%         12.8%           15.0%

OUR SUEZMAX TANKER FLEET.......................     80.7%        19.3%          0.0%            0.0%
  WORLD SUEZMAX TANKER FLEET...................     58.9%         6.8%          6.0%           28.3%

WORLD TANKER FLEET.............................     51.2%        10.7%         11.5%           26.6%


------------------------

Source: Company Fleet Data and Clarkson Research Studies.


Company Fleet Data based on 20 vessels.



Data is as of September 1, 2000; Excludes vessels 10,000 dwt or less.


FLEET DEPLOYMENT


    We strive to optimize the financial performance of our fleet by deploying our vessels on time charters and in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the percentage of our fleet operating on time charters and in the spot market during the past three years.



                           TIME CHARTER VS. SPOT MIX
                            (IN % OF OPERATING DAYS)



                                                                                                     ELEVEN
                                                                       YEAR ENDED                    MONTHS
                                                                      DECEMBER 31,                   ENDED
                                                         --------------------------------------   DECEMBER 31,
                                                           2000           1999           1998         1997
                                                         --------       --------       --------   ------------
Percent in Time Charter Days........................       48.6%          48.2%          60.1%(2)      94.5%(1)
Percent in Spot Days................................       51.4%          51.8%          39.9%          5.5%
Total Vessel Operating Days.........................      4,474          3,603          3,030(2)        620(1)


------------------------

(1) Including 62 days of bareboat charters.

(2) Including 143 days of bareboat charters.


    Vessels operating on time charters may be chartered for several months or years whereas vessels operating in the spot market typically are chartered for up to several weeks. Vessels operating in the spot market may generate increased profit margins during improvements in tanker rates, while vessels operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. As of January 31, 2001, we had five vessels on time charters which expire on dates between April 2001 and May 2003. In 2000, we terminated three of our time charters. For a discussion regarding the termination of these time charters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." We took redelivery of one of the vessels on these time charters in January 2001 and anticipate redelivery of another vessel in April 2001. We rechartered the third vessel in January 2001. Of the five time charters currently in effect, three are charters with oil companies and two are charters with other tanker operators.

    Three of the ships that we purchased in 2000--the GENMAR MACEDON, the GENMAR SPARTIATE and the GENMAR ZOE--were purchased from Chevron Corporation. At the time of the purchase, we granted Chevron Corporation an option to hire two of those vessels on time charters at the prevailing market rate. This option expires three years from the date the ships were delivered to us. As of the date of this prospectus, Chevron Corporation has not exercised this option.


CLASSIFICATION AND INSPECTION


    All of our vessels have been certified as being "in-class" by Det Norske Veritas, the American Bureau of Shipping or Nippon Kaiji Kyokai. Each of these classification societies is a member of the International Association of Classification Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Vessels may be required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.



    In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.



    We have implemented the International Safety Management Code which was promulgated by the International Maritime Organization, or IMO, a United Nations' agency, to establish pollution prevention requirements applicable to tankers. Prior to July 1, 1998, we obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.


OPERATIONS AND SHIP MANAGEMENT

    We employ experienced management in all functions critical to our operations, aiming to provide a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring. We currently provide the technical management necessary for the operations of most of our fleet. These operations include ship maintenance, officer staffing, technical support, shipyard supervision, insurance and financial management services.

    Our crews inspect our vessels and perform ordinary course maintenance, both at sea and in port. We regularly inspect our vessels using rigorous criteria. We examine each vessel and make specific notations and recommendations for improvements to the overall condition of the vessel, maintenance of the vessel and safety and welfare of the crew.


    We have a chartering staff located in New York, NY which actively monitors fleet operations, vessel positions and spot-market charter rates worldwide. We believe that monitoring this information is critical to making informed bids on competitive brokered charters.


CREWING AND EMPLOYEES


    We currently employ approximately 30 office personnel. Approximately 15 of these employees are located in New York, NY and manage the commercial operations of our business. The other 15 employees are located in Piraeus, Greece and manage the technical operations of our business.

    We currently employ approximately 50 seaborne personnel to crew our vessels consisting of captains, chief engineers, chief officers and first engineers. The balance of each crew is staffed by employees of a third party to whom we contract for crew management services. We believe that we could obtain a replacement provider for these services, or could provide these services internally, without any adverse impact on our operations.



    We place great emphasis on attracting qualified crew members for employment on our tankers. Recruiting qualified senior officers has become an increasingly difficult task for tanker operators. We pay competitive salaries and provide competitive benefits to our personnel. We believe that the well-maintained quarters and equipment on our vessels help to attract and retain motivated and qualified seamen and officers. Our crew management services contractors have collective bargaining agreements which cover all the junior officers and seamen whom they provide to us.


CUSTOMERS


    Our customers include oil companies, oil traders, tanker owners and others. During 2000, The Coastal Corporation, an international oil company recently acquired by El Paso Energy Corporation, accounted for 14.7% of our gross voyage revenues. OMI Corporation, another tanker owner, accounted for 11.3% of our gross voyage revenues during the same period; these revenues primarily result from time charter arrangements for the ALTA and the HARRIET. We terminated our time charters for these two vessels, effective fourth quarter of 2000. During 1999, OMI Corporation accounted for 22.4% of our gross voyage revenues.


COMPETITION

    International seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets of oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, vessel location, the size, age, condition and acceptability of the vessel, and the quality and reputation of the vessel's operator.


    We compete principally with other Aframax and Suezmax owners. However, competition in the Aframax and Suezmax markets is also affected by the availability of alternative size vessels. Panamax size vessels and O/B/Os can compete for many of the same charters for which we compete. Because ULCCs and VLCCs cannot enter the ports we serve due to their large size, they rarely compete directly with our tankers for specific charters.



    Other significant operators of many Aframax and Suezmax vessels in the Atlantic basin include American Eagle Tankers, Inc. Limited, OMI Corporation, Overseas Shipholding Group, Inc. and Teekay Shipping Corporation. There are also numerous, smaller tanker operators in the Atlantic basin. We believe that we have significant competitive advantages in the Aframax and Suezmax tanker markets as a result of the age, quality, type and size of our vessels and our market share in the Atlantic basin.


INSURANCE


    The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The U.S. Oil Pollution Act of 1990, or OPA 90 has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the United States We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks which we face in the conduct of our business.



    Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident and is provided by mutual protection and indemnity associations, or P&I Associations. Each of the vessels currently in our fleet is entered in a P&I Association which is a member of the International Group of P&I Mutual Assurance Associations. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of P&I Associations, which are in turn members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.



    Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding and engine breakdown. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss of hire insurance covers loss of revenue for up to 90 or 120 days resulting from vessel off-hire for all but two of our vessels.


LEGAL PROCEEDINGS


    We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our company, our financial condition or our results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.


ENVIRONMENTAL AND OTHER REGULATION


    Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.



    We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with U.S. and international regulations.

    Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies.

ENVIRONMENTAL REGULATION--IMO.

    The International Maritime Organization, or IMO, has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:


    - 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:



       - they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom, or



       - they are capable of hydrostatically balanced loading;


    - 30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

    - all tankers will be subject to enhanced inspections.

    Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

    - is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

    - commences a major conversion or has its keel laid on or after January 6, 1994; or

    - completes a major conversion or is a newbuilding delivered on or after July 6, 1996.


    Under the current regulations, our nine single-hull vessels will be able to operate for various periods for up to eight years before being required to be scrapped or retrofitted to conform to international environmental standards. Although five of our vessels are 15 years or older, the oldest of these vessels is only 21 years old and, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect our fleet in the near future. Compliance with the new regulations regarding inspections of all vessels, however, could adversely affect our operations. At the present time, we cannot evaluate the likelihood or magnitude of any adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.


    The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our third party technical managers have developed.


    The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.



    Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.


    The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

ENVIRONMENTAL REGULATION--OPA 90/CERCLA.


    The U.S. Oil Pollution Act of 1990, or OPA 90, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA 90 and CERCLA impact our operations.



    Under OPA 90, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:


    - natural resource damages and related assessment costs,

    - real and personal property damages,

    - net loss of taxes, royalties, rents, profits or earnings capacity,

    - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and

    - loss of subsistence use of natural resources.


    OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.



    These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.

OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.



    OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA 90 limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under
OPA 90 regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA 90 and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.


    We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

    Under OPA 90, with certain limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port, the LOOP, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.


    Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:


    - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

    - describe crew training and drills; and

    - identify a qualified individual with full authority to implement removal actions.


    We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.


ENVIRONMENTAL REGULATION--OTHER.


    Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less, or approximately $76.9 million, as calculated based on conversion of 59.7 million special drawing rights as of February 27, 2001, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, which raised the maximum limit to approximately
$82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. We believe that our insurance policy covers the liability under the plan adopted by the IMO.



    The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.


    In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth information regarding our executive officers
and directors as of March   , 2001:



NAME                                     AGE                          POSITION
----                                   --------   ------------------------------------------------
Peter C. Georgiopoulos...............     39      Chairman, Chief Executive Officer and Director

John P. Tavlarios....................     39      President, Chief Operating Officer and Director

James C. Christodoulou...............     41      Vice President, Chief Financial Officer and
                                                  Secretary

John C. Georgiopoulos................     37      Vice President, Chief Administrative Officer and
                                                  Treasurer

John N. Mortsakis....................     54      Vice President-Technical Operations

John M. Ramistella...................     54      Vice President-Chartering

[Name of Director](3)................             Director

[Name of Director](3)................             Director

[Name of Director](3)................             Director

[Name of Director](3)................             Director


------------------------

(1) Member of the compensation committee.

(2) Member of the audit committee.


(3)       ,       ,       ,       and       have agreed to serve as our
    directors from and after the completion of this offering.



    PETER C. GEORGIOPOULOS is our founder and has served as Chairman, Chief Executive Officer and director since our inception in 1997. From 1992 to 1997, Peter C. Georgiopoulos was the principal of Maritime Equity Management, a ship-owning and investment company which he founded in 1991. From 1990 to 1991, Peter C. Georgiopoulos was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Peter C. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, Peter C. Georgiopoulos had extensive experience in the sale, purchase and chartering of vessels while working for shipowners in New York and Piraeus, Greece. Peter C. Georgiopoulos is a member of the American Bureau of Shipping.


    JOHN P. TAVLARIOS has served as our President, Chief Operating Officer and director since January 2000. From our inception in 1997 to January 2000, Mr. Tavlarios served as our Executive Vice President. From 1995 to 1997,
Mr. Tavlarios was affiliated with Maritime Equity Management, where he served as Director of Marine Operations. From 1992 to 1995 Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations.
Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, The SKULD Directors Committee and the North American Panel of INTERTANKO.

    JAMES C. CHRISTODOULOU has served as our Vice President, Chief Financial Officer and Secretary since July 2000. Mr. Christodoulou joined us in
August 1999 as a financial consultant while also serving as managing director of NetWorks Capital, a New York based venture capital firm and Chief Financial

Officer of ThinkDirectMarketing, Inc. Prior to joining us, Mr. Christodoulou was Chief Financial Officer of World CallNet, Inc., a U.S. public company with operations in the United Kingdom and throughout Europe, from 1998 to 1999.
Mr. Christodoulou has been involved in corporate finance since 1993 as Vice President of Corporate Finance at Alpha Capital. Prior to that, he was a senior associate at Easton Capital. From 1985 to 1993, Mr. Christodoulou was a managing partner of Creative Color Lithographers, a printing and publishing company in the New York area.

    JOHN C. GEORGIOPOULOS has served as our Vice President, Chief Administrative Officer and Treasurer since July 2000. From our inception in 1997 to July 2000, Mr. Georgiopoulos served as our Chief Financial Officer. From 1994 to 1997,
Mr. Georgiopoulos was involved in his family's private real estate and investment management business. From 1991 to 1994, Mr. Georgiopoulos was an officer of Atlantic Bank of New York. From 1987 to 1991, he was a Vice President of Atlas Management, a shipping and real estate company in New York.

    JOHN N. MORTSAKIS has served as our Vice President-Technical Operations since April 2000. From 1981 to April 2000, Mr. Mortsakis was the Vice President of National Shipping & Trading Corp., a privately held shipping company, where he began in 1973. From 1970 to 1973, Mr. Mortsakis served in the U.S. Navy on the U.S.S. GEORGE BANCROFT as both Officer of the Deck and Engineering Officer of the Watch. Mr. Mortsakis is a member of the American Bureau of Shipping.

    JOHN M. RAMISTELLA has served as our Vice President-Chartering since our inception in 1997. From 1992 to 1997, Mr. Ramistella was a tanker broker at Poten & Partners, specializing in long term charters and projects. From 1991 to 1992, Mr. Ramistella was President of Norgulf Shipping Ltd. a privately held shipping company. From 1989 to 1991 he was a tanker broker at Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1973 to 1989, Mr. Ramistella was President of Tankers Company, Inc. a tanker brokerage firm based in Westport, Connecticut.

    Peter C. Georgiopoulos and John C. Georgiopoulos are brothers. There are no other family relationships among our executive officers and directors.

    Our board of directors currently consists of six members. Our amended and restated articles of incorporation provide for a classified board of directors consisting of three classes of directors, each serving staggered, three-year terms. Except as otherwise provided by our bylaws for filling vacancies on our board of directors, a portion of our board of directors will be elected each year at our annual meeting of shareholders and hold office until their respective successors are elected, or until their earlier resignation or removal.

BOARD COMMITTEES


    We will establish a compensation committee and an audit committee. We will not have a nominating committee. The compensation committee will consist of three members, each of whom will be an independent director. The compensation committee will be responsible for establishing executive officers' compensation and fringe benefits. It will also administer our stock option and employee stock purchase plans and will be authorized to grant options under these plans.



    The audit committee will consist of three members, each of whom will be an independent director. The audit committee will recommend the appointment of independent accountants and review and discuss with the accountants the scope of their examination, their proposed fee and their overall approach to the audit. The audit committee will also review with the accountants and our financial management the annual financial statements and discuss the effectiveness of internal accounting controls.

DIRECTOR COMPENSATION

    Each of our non-employee directors will receive an annual fee of $      ,
plus $      per board meeting attended in person and $  per board meeting attended telephonically. We will not pay director fees to employee directors. We will reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors.

EXECUTIVE COMPENSATION


    The following tables set forth in summary form information concerning the compensation paid by us during the years ended December 31, 1998, 1999 and 2000, to our Chief Executive Officer and three of our other executive officers whose salaries and bonuses for the year exceeded $100,000 and who served as an executive officer of ours as of December 31, 2000.



                                                          ANNUAL COMPENSATION
                                                     ------------------------------
NAME AND                                                         SALARY     BONUS
PRINCIPAL POSITION                                     YEAR       ($)        ($)
------------------                                   --------   --------   --------
Peter C. Georgiopoulos.............................    2000           0    259,600
  Chairman, Chief Executive Officer                    1999           0    114,900
  and Director                                         1998     146,100          0

John P. Tavlarios..................................    2000     120,000          0
  President, Chief Operating Officer                   1999     120,000          0
  and Director                                         1998     120,000          0

John C. Georgiopoulos..............................    2000     107,000          0
  Vice President, Chief Administrative Officer         1999      80,000          0
  and Treasurer                                        1998      80,000          0

John M. Ramistella.................................    2000     120,000          0
  Vice President--Chartering                           1999     120,000          0
                                                       1998     120,000          0


OPTION/SAR GRANTS IN LAST YEAR


    We did not grant stock options to the executive officers or directors named above or reprice any stock options during the year ended December 31, 2000. Prior to the consummation of this offering, we expect to grant options to some of our employees at the initial public offering price of our common stock.



STOCK INCENTIVE PLAN



    On       , 2001, we adopted the General Maritime Corporation 2001 Stock
Incentive Plan. Under this plan our compensation committee, or another designated committee of our board of directors, may grant a variety of stock based incentive awards to our employees, directors and consultants whom the compensation committee believes are key to our success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.



    The compensation committee has broad latitude under this plan in determining who shall receive awards, the amount of awards and the terms and conditions of awards. However, no individual may receive awards in any year that together
represent more than       shares of our common stock. The plan provides that,
under certain circumstances, our compensation committee may adjust the numbers of shares available for award, as well as outstanding awards, to reflect changes in our corporate structure or other unusual events affecting us. We have designed this plan to allow awards to be "performance based" compensation within the meaning of Section 162(m) of the U.S. Internal Revenue

Code of 1986, and thus not to count against the million dollar cap on deductible compensation paid annually to our five top officers, if the compensation committee so chooses.



    The aggregate number of shares of our common stock available under the 2001
Stock Incentive Plan is       . As of       , 2001, we had granted incentive
stock options and nonqualified stock options to purchase       shares of common
stock at a weighted average price of $      per share under the provisions of
the 2001 Stock Incentive Plan. As of       , 2001, none of the stock options
were exercised and options for       shares were vested and eligible for
exercise at a total exercise price of $      .


LIMITATIONS ON LIABILITY AND INDEMNIFICATION


    We are a Marshall Islands corporation. The Marshall Islands Business Corporations Act provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with the legal action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the legal action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so.



    In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in his capacity as a director or officer whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Marshall Islands Business Corporations Act. We currently have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

                                RECAPITALIZATION





DESCRIPTION OF PLAN OF RECAPITALIZATION



    Our plan of recapitalization provides for the following:



    - Our acquisition, as of the date hereof, of six limited partnerships owning 13 vessels for which corporations owned by Peter C. Georgiopoulos acted as managing general partner.



    - Our acquisition, as of the date hereof, of the GENMAR GEORGE which is owned by a limited partnership for which a corporation owned by Peter C. Georgiopoulos acted as managing general partner.



    - Our acquisition, as of the date hereof, of five special purpose entities, each owning one vessel and owned by an affiliate of Wexford Capital, LLC. Three of these special purpose vehicles are owned by limited liability companies for which Peter C. Georgiopoulos acted as operating member and the remaining two are owned by limited partnerships in which Peter C. Georgiopoulos did not have any partnership interest. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, which was owned by Peter C. Georgiopoulos.



    - Our acquisition, which has not yet been completed, of the STAVANGER PRINCE which is owned and commercially operated by an unaffiliated party. Subject to the terms and conditions of a contribution agreement between us and the owner of this vessel which is described below, we will receive delivery of the vessel promptly following the closing of this offering.



    - Our acquisition, as of the date hereof, of substantially all of the assets of United Overseas Tankers Ltd. and all of the issued and outstanding shares of common stock of the old General Maritime Corporation.



    Pursuant to the recapitalization plan, a percentage of the shares to be outstanding prior to this offering will be issued to the former owners of our vessels. Each vessel owner will be allocated a portion of the total shares to be issued to all the vessel owners equal to the ratio of the relative value of the vessel or vessels it contributed, determined as described in the next paragraph, to the aggregate relative value of all of the vessels determined on this basis. The remaining shares to be outstanding prior to this offering will be issued to United Overseas Tankers, Ltd. and the old General Maritime Corporation, as further described below.



    The relative value of each vessel will be determined conclusively by a third party valuation as of a valuation date. For the limited partnerships and special purpose entities we acquired, this amount will be increased by the value of the cash and receivables of those entities and reduced by the value of any debt and payables of those entities. For the STAVANGER PRINCE, the third party vessel valuation will be reduced by the amount of debt secured by the vessel which will be repaid at the closing date. The process described in this paragraph is not intended to determine the value of the vessels or the entities that own them but rather to apportion the pre-offering equity in the company among the entities that own the vessels.



    The amount of stock initially delivered following delivery of the vessels will be based upon an estimate at the closing date. This amount will be finalized based on a closing balance sheet thereafter. We have the right to withhold a percentage of the shares to be delivered in respect of the vessels for six months to satisfy any claims pursuant to the contribution agreements described below.



    In connection with the acquisition of the five special purpose entities (with five vessels) owned by affiliates of Wexford Capital, LLC and the STAVANGER PRINCE, we intend to repay indebtedness secured by these vessels at the date of acquisition by drawing upon our new credit facility. The amount of this
indebtedness at December 31, 2000 was $          . For more information about
this facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources" and "Description of Indebtedness."



CONTRIBUTION OF AFFILIATED LIMITED PARTNERSHIPS



    We are acquiring six limited partnerships owning 13 vessels for which corporations owned by Peter C. Georgiopoulos acted as managing general partner pursuant to contribution agreements with the various partners. Pursuant to these agreements:



    - We are exchanging our common stock for all of the partnership interests in the partnerships (other than the administrative general partnership interest).



    - We will deliver the common stock allocated to these vessels on the basis described above to the partners of these limited partnerships. The number of shares delivered to a partner will be calculated on the same basis as if the shares had been delivered to the limited partnerships in exchange for the vessels and the other assets and liabilities of the limited partnerships and the limited partnerships had then dissolved and distributed the shares to their partners at a value equal to the price to the public in this offering.



    - The partnerships make representations and warranties to us in respect of matters relating to the partnerships, their assets, liabilities and operations. Our only remedy in respect of these representations is to reduce the number of shares issuable to all partners under the applicable contribution agreement, up to a maximum of the percentage of the shares withheld. The applicable partners also make representations and warranties to us as to authorization of the agreement, their qualification to receive our common stock under securities laws and their title to the partnership interests transferred. Our only remedy against a partner in respect of these representations is to reduce the number of shares issuable to that partner under the contribution agreement, up to a maximum of the percentage of the shares issuable to that partner. This limitation does not apply to our remedy in respect of the partners' authority and title representations, as to which we may seek to recover additional amounts up to the number of shares issued to the partner making the representation at the initial price to the public in this offering or an equivalent amount in cash if such shares have been disposed of. These representations and warranties survive six months after the date of delivery of the vessels, except for those relating to the partners' authority and title which survive indefinitely.



    The governing documents of the limited partnerships of which affiliates of Peter C. Georgiopoulos acted as general partner generally provide that upon dissolution their limited partners are to receive their capital back plus a preferred return of 8% (though with respect to some limited partners of one limited partnership, the preferred return on a portion of their investment may be as high as 16%) and the return of some unreturned management fees previously paid to affiliates of the general partner. Thereafter, amounts are distributed so as to provide the general partner with 10% to 20% of the total amount distributed. With limited exceptions, the general partner is not entitled to receive distributions until the limited partners (determined separately on a partner by partner basis) have also received (in addition to a return of capital and a preferred return with respect to their investments in that partnership) an amount equal to their unreturned capital and accrued but unpaid preferred return with respect to their investments in the other partnerships as well. In one partnership, which raised capital from its limited partners at two different times and at different valuations, the priority and amount of distributions among the classes of limited partners varies based primarily on whether the limited partners in the class contributed capital to the partnership in both rounds, only in the first round or only in the second.

CONTRIBUTION OF SPECIAL PURPOSE ENTITIES.



    We are acquiring six special purpose entities owning one vessel each pursuant to contribution agreements. One of these special purpose entities was owned by a limited partnership for which a corporation owned by Peter C. Georgiopoulos acted as managing general partner. Three of the special purpose entities were owned by limited liability companies affiliated with Wexford Capital, LLC for which Peter C. Georgiopoulos acted as operating member. The remaining two special purpose entities were owned by limited partnerships affiliated with Wexford Capital, LLC in which affiliates of Peter C. Georgiopoulos did not have any partnership interest. Pursuant to the contribution agreements:



    - We are exchanging our common stock allocated to each vessel on the basis described above for all of the stock of the special purpose entity owning the vessel.



    - It is anticipated that the limited liability company or limited partnership which formerly owned each vessel will dissolve and distribute our common stock to its members or partners.



    - Each limited liability company or limited partnership makes representations and warranties to us in respect of matters relating to the limited liability company or limited partnership, its assets, liabilities and operations, its qualification to receive our common stock under securities laws, authorization of the agreement and title to the transferred shares. Our only remedy in respect of these representations is to reduce the number of shares issuable to the limited liability company's or limited partnership, up to a maximum of the percentage of the shares withheld. This limitation does not apply to our remedy in respect of the limited liability company's or limited partnership's authority and title representations, as to which we may seek to recover additional amounts up to the number of shares issued to the limited liability company or limited partnership at the initial price to the public in this offering or an equivalent amount in cash if such shares have been disposed of. These representations and warranties survive six months after the date of delivery of the vessel, except for those relating to the authority and title which survive indefinitely.



CONTRIBUTION OF THE STAVANGER PRINCE.



    We have an agreement to acquire through one of our special purpose entities the remaining vessel which is owned by an unaffiliated party pursuant to a contribution agreement. Peter C. Georgiopoulos is party to an agreement with an owner of 50% of the entity owning the vessel, pursuant to which he is entitled to 20% of any increase in the value of this owner's interest in the ship. Pursuant to the contribution agreement:



    - We will (subject to the terms and conditions of the agreement) acquire this vessel in exchange for the amount of our common stock allocated to the vessel on the basis described above and the repayment of indebtedness secured by the vessel. As of the date hereof, we have issued the shares of our common stock allocated to the vessel to an escrow agent who will hold the shares in escrow until the closing of the acquisition of the vessel. At the closing, the escrow agent will transfer the shares to the sellers of the vessel. If the acquisition does not close, the escrow agent will return the shares to us.



    - Our acquisition of this vessel is subject to conditions including the continuing accuracy of the representations and warranties of the seller and the seller's compliance with covenants and a satisfactory inspection by us.



    - The seller of this vessel makes representations and warranties to us in respect of matters relating to its authorization of the agreement, title to the vessel and qualification to receive our common stock under securities laws. Our only remedy in respect of these representations is to reduce the number of shares issuable to the seller up to a maximum of the percentage of the shares withheld. This limitation does not apply to our remedy in respect of the seller's authority and title representations, as to which we may seek to recover additional amounts up to the number of shares issued to the seller at the initial price to the public in this offering or an equivalent amount in cash if such shares have been disposed of. These representations and warranties survive six months after the date of delivery of the vessel, except for those relating to the authority and title which survive indefinitely.



CONTRIBUTION OF THE ASSETS OF UNITED OVERSEAS TANKERS, LTD.



    We are acquiring substantially all of the assets of United Overseas Tankers, Ltd. from that company pursuant to a contribution agreement. Pursuant to this agreement:



    - We are exchanging shares of our common stock equal to $          , subject
      to adjustment, based on the price to the public in this offering, for substantially all of the assets of United Overseas Tankers and our assumption of that company's ordinary course payables and future obligations under its ordinary course contracts. The amount in the preceding sentence will be increased or decreased to the extent that the prepaid expenses and accounts receivable received by us minus the accounts payable assumed by us increases or decreases from December 31, 2000 to the closing date.



    - The amount of stock initially being delivered to United Overseas Tankers, Ltd. is based upon an estimate at the closing date. This amount will be finalized based on a closing balance sheet. Pursuant to the contribution agreement, we have the right to withhold a percentage of the shares to be delivered for six months to satisfy any claims pursuant to the contribution agreement.



    - United Overseas Tankers, Ltd. makes representations and warranties to us in respect of matters relating to the company, its assets, liabilities and operations, its qualification to receive our common stock under securities laws, authorization of the agreement and title to the transferred assets. Our remedy in respect of these representations is limited to the number of shares issued to it at the initial price to the public in this offering. These representations and warranties survive two years after the closing date.



CONTRIBUTION OF THE OLD GENERAL MARITIME CORPORATION



    On the date of this prospectus, we are acquiring the old General Maritime Corporation from Peter C. Georgiopoulos in exchange for a percentage of our common stock prior to this offering minus the shares we have issued or will issue for the assets of United Overseas Tankers, Ltd.



    As a result of all of the contribution transactions described above and based on an average offering price of $17.00 per share, we estimate that Peter
C. Georgiopoulos will receive shares of our common stock equal to (i)
shares in respect of the old General Maritime Corporation; (ii)         shares
in exchange for or as a distribution in respect of the general partner or operating member interest in the vessel owners of 17 of our vessels and
(iii) shares upon liquidation of the partnership owning the vessel owned by an unaffiliated party. For further information, see the discussion under the heading entitled "Certain Relationships and Related Transactions" in this prospectus.



RESTRICTIONS ON TRANSFER



    Each of our shareholders has agreed not to offer, sell, offer to sell or otherwise convey to any unaffiliated party any of the shares of our common stock acquired in the recapitalization described above for a period of 180 days after the completion of this offering without the written consent of ING Barings LLC. In addition, shares of our common stock acquired in the recapitalization will be considered restricted shares under Rule 144 of the Securities Act. You should read the discussion under the heading entitled "Shares Eligible For Future Sale" for further information concerning restrictions on transfers of these shares after this offering.

                             PRINCIPAL SHAREHOLDERS


    The following table provides information regarding beneficial ownership of our common stock before this offering and as adjusted to reflect the sale of the 7,000,000 shares of common stock offered hereby, by:


    - each person, group or entity who beneficially owns more than 5% of our stock;

    - each of our directors;

    - each of our named executive officers; and

    - all of our directors and executive officers as a group.


    The following table reflects the number of shares of our common stock
outstanding as of             , 2001. The amounts and percentages of common
stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of that security, or "investment power," which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities as to which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest. The amounts and percentages of our common stock beneficially owned by the persons set forth in the table below are based on the estimated delivery of shares in our recapitalization described under the caption "Recapitalization" using estimates of the value of our vessels and the assets and liabilities to be transferred to us in the recapitalization as of December 31, 2000 and an assumed initial public offering price of $17.00. The value of these vessels, assets and liabilities will be initially estimated at the date of the recapitalization and shares delivered to former owners of vessels will thereafter be adjusted based upon adjustments to these amounts as described under "Recapitalization."



                                                                                      PERCENTAGE OF
                                                                                   OUTSTANDING SHARES
                                                               NUMBER OF SHARES    -------------------
                                                               OF COMMON STOCK      BEFORE     AFTER
NAME AND ADDRESS                                              BENEFICIALLY OWNED   OFFERING   OFFERING
----------------                                              ------------------   --------   --------
Peter C. Georgiopoulos......................................
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
John P. Tavlarios...........................................
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
The Beacon Group Energy Investment Fund, Inc................
399 Park Avenue
New York, NY 10019
Entities affiliated with Moore Capital Management, Inc......
1251 Avenue of the Americas, 53rd Floor
New York, NY 10020
OCM Principal Opportunities Fund, L.P.......................
333 South Grand Ave., 28th Floor
Los Angeles, CA 90071
Entities affiliated with Wexford Capital, LLC...............
c/o Wexford Capital LLC
411 Putnam Avenue
Greenwich, CT 06830
All executive officers and directors as a group
  (6 persons)...............................................


--------------------------

*   Represents less than 1% of the outstanding shares of common stock.

                          DESCRIPTION OF INDEBTEDNESS

GENERAL


    We have financed the acquisition of 14 of our vessels through 12 loan facilities entered into by our subsidiaries. These loan facilities are grouped in seven packages, five of which consist of both senior and junior loan facilities and two of which consist of only senior loan facilities. As of December 31, 2000, the aggregate principal amount outstanding under our senior loan facilities was $223.4 million and the aggregate principal amount outstanding under our junior loan facilities was $18.4 million. Subject to certain exceptions set forth in the credit agreements, the interest rates applicable from time to time during an interest period range from 1.125% to 2.0%, with respect to the senior loan facilities, and 3.0%, with respect to our junior loan facilities, over LIBOR. Eleven of our loan facilities are with a single lender as facility agent.



REFINANCING



    We have received and are considering a proposal from our lead bank to refinance all of our loan facilities with one new loan facility in connection with the consummation of this offering. We believe that the new loan facility will have a lower interest rate and will provide us with greater flexibility to effectively manage our finances. As proposed, the new loan facility would be in the aggregate amount of $300 million, comprised of a $200 million term loan and a $100 million revolving credit facility, both with a five-year maturity. It will contain the same type of covenants discussed below but the covenants will be based on aggregate fleet values and financial data. The term loan will require us to make 20 quarterly principal repayments while the revolving credit facility will require us to pay the amounts outstanding upon maturity. Both the term loan and the revolving credit facility will bear an interest rate over LIBOR for the outstanding portion while the revolving credit facility will require us to pay an annual fee for the uncommitted portion, in addition to upfront commitment fees.



EXISTING LOAN FACILITIES


REPAYMENT, MANDATORY PREPAYMENT AND VOLUNTARY PREPAYMENT


    Our senior loan facilities require monthly or quarterly principal repayments with a final payment for the remaining outstanding balance payable at the maturity of each loan facility. Our junior loan facilities require quarterly payments of interest with the full principal payable at maturity.


    Pursuant to the terms of some of our loan facility agreements, we have mandatory prepayment obligations pursuant to which we must prepay the amount the borrower subsidiary holds in cash in excess of a pre-determined amount.

    Subject to conditions set forth in our loan facility agreements, we may make voluntary prepayments, but in some circumstances must pay a prepayment fee equal to a percentage of the amount prepaid. We currently anticipate using a portion of the net proceeds of this offering to reduce our outstanding borrowings under our loan facilities by an aggregate amount of $70 million.

SECURITY AND GUARANTY

    Our obligations under each of our loan facility agreements are secured by one or more of the following:

    - a mortgage on the vessel financed through the applicable loan facility;

    - pledges of our shares of capital stock of our subsidiaries; and

    - a lien on some or all of the assets of the subsidiary party to the loan facility agreement.

Several of our loan facilities are collateralized by more than one vessel.

    Prior to our recapitalization, obligations of each borrower under the loan facilities for the financing of the purchase of GENMAR AJAX, GENMAR AGAMEMNON, GENMAR GABRIEL, GENMAR MACEDON,

GENMAR MINOTAUR, GENMAR CONSTANTINE, GENMAR GEORGE, GENMAR SPARTIATE, GENMAR ZOE and ALTA were guaranteed by entities affiliated with the borrower. Accordingly, we may need to guarantee the obligations of the borrowers under those loan facilities in connection with our recapitalization.

FINANCIAL AND GENERAL COVENANTS

    We are required to comply with the financial and general covenants set forth in the loan facility agreements. We believe that the terms and conditions of our loan facilities are consistent with loan facilities incurred by other shipping companies.

    The financial covenants set forth in our loan facility agreements require the borrower and, in some cases, the guarantor of the borrower's obligations, to, among other things:

    - ensure that the fair market value of its vessel at all times equals or exceeds a percentage of the aggregate principal amount outstanding ranging from 110% to 140%, depending on the loan facility agreement; and


    - maintain at all times a minimum cash balances and working capital, defined for this purpose as current assets minus current liabilities not including the current portion of long-term debt or time charter termination fees ranging from a minimum working capital deficit of $750,000 to working capital of $750,000, depending on the loan facility agreement.


    The general covenants set forth in our loan facility agreements prohibit the borrower and, in some cases, the guarantor of the borrower's obligations, from, among other things:

    - incurring additional indebtedness;

    - permitting any liens on any of its assets;

    - selling its capital stock or permitting any other change to its shareholding;

    - making investments exceeding specific dollar amounts with the assets of the borrower subsidiary;

    - merging into or consolidating with other entities;

    - making any distributions of its profits or assets or payments of any dividends or other distributions;

    - changing the management of or the entity that manages the vessel or terminating or materially amending the management agreement relating to the vessel; and

    - selling or otherwise disposing of its vessel or other assets.

EVENTS OF DEFAULT

    Upon the occurrence of an event of default under any of our loan facilities, the lenders may (1) require that all amounts outstanding under the loan facility be repaid immediately and terminate our ability to borrow under the relevant loan facility and (2) foreclose on the mortgages over the vessels and the related collateral. Each of the following events is, in some cases after the passage of time or notice or both, an event of default under our loan facilities:

    - non-payment of amounts due under the loan facilities;

    - breach of our covenants or undertakings;

    - misrepresentation;

    - failure to procure appropriate insurance for the vessels;

    - cross-default of certain other indebtedness;

    - event of insolvency or bankruptcy;

    - action for winding-up, dissolution or reorganization; and

    - assignment of any rights or obligations under the loan agreements.


    As of December 31, 2000, we were in default under our loan agreements for breaching several financial covenants. The lenders under the loan facility agreements have waived their right to take action with respect to any of these defaults. In addition, some of the covenants of our existing loan facility agreements were amended to reduce working capital and other requirements.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OFFICE LEASE


    We use office space for our principal executive offices in a building located at 35 West 56th Street, New York, New York currently leased by GenMar Realty LLC, a company wholly-owned by Peter C. Georgiopoulos, our Chairman and Chief Executive Officer. We do not have a lease agreement with GenMar Realty, LLC. We pay Genmar Realty, LLC an occupancy fee for use of this space in the amount of $55,000 per month.


RECAPITALIZATION


    Prior to the transactions described in the section captioned "Recapitalization," 14 of our vessels were owned by limited partnerships for which corporations owned by Peter C. Georgiopoulos acted as managing general partner. The general partners of these partnerships were entitled to receive commercial management fees. The old General Maritime Corporation which was also owned by Peter C. Georgiopoulos prior to our recapitalization was also entitled to receive a fee from the limited partners of these partnerships to compensate it for expenses relating to its organization of the partnerships. These affiliates of Peter C. Georgiopoulos received or were entitled to receive an aggregate of $1,684,152, $1,094,330, $782,048 and $161,966 in these fees during the years ending December 31, 2000, 1999, 1998 and 1997, respectively.



    Five of our vessels were owned by affiliates of Wexford Capital, LLC through limited liability companies for which affiliates of Peter C. Georgiopoulos acted as operating member prior to the recapitalization transactions and through limited partnerships in which Peter C. Georgiopoulos did not have an interest prior to the recapitalization transactions. During the year ended December 31, 2000, the commercial operations for all of these vessels were conducted by the old General Maritime Corporation, which was owned by Peter C. Georgiopoulos. General Maritime Corporation was entitled to fees for commercially managing these vessels. The amounts recognized by General Maritime Corporation during this period in respect of these fees were $521,375.


    The following vessels were purchased by their owners from third parties within the last two years and transferred to us in the recapitalization transactions. The amount paid to these third parties is set forth in parentheses: GENMAR GABRIEL ($18.2 million); GENMAR ZOE ($28.5 million); GENMAR ALEXANDER ($25.5 million); GENMAR MACEDON ($28.5 million); GENMAR SPARTIATE ($28.5 million); GENMAR PERICLES ($26.5 million) and GENMAR HECTOR
($26.5 million). For further information about our recapitalization, see "Recapitalization."

LOANS


    In September 1999, in connection with our acquisition of the GENMAR GABRIEL, OCM Principal Opportunities Fund, L.P., one of our shareholders, loaned us $15,000,000 pursuant to a secured promissory note. The promissory note bore interest at the rate of 10% per annum and was due and payable in March 2000. From September 1999 to June 2000, we made interest payments to OCM Principal Opportunities Fund, L.P. in the aggregate amount of $825,000. In June 2000, OCM Principal Opportunities Fund, L.P. canceled the note and contributed to our capital $15,250,000, the principal amount of the note plus the then accrued but unpaid interest.



    Peter C. Georgiopoulos, our Chairman and Chief Executive Officer, has loaned us funds for working capital. These loans did not bear interest and were due and payable on demand. The amounts outstanding under these loans as of December 31, 2000, 1999 and 1998 were $0, $173,515 and $83,807, respectively. In the fourth quarter of 2000, we loaned Peter C. Georgiopoulos funds in the aggregate amount of $485,467. These loans do not bear interest and are due and payable on demand. The full amount of these loans was outstanding on December 31, 2000.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, we will have 28,000,000 shares of common stock outstanding, assuming the underwriters do not exercise their over-allotment option. Of these shares, the shares of common stock offered hereby will be freely tradable without restriction unless these shares are held by affiliates as defined in Rule 144(a) under the Securities Act. The remaining 21,000,000 shares of common stock to be outstanding after this offering will be restricted shares under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will become available for sale in the public market.


    In general, under Rule 144, an affiliate of ours, or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell that number of shares in any three-month period that does not exceed:


    - the greater of one percent of the then outstanding shares of our common stock, which will be approximately 280,000 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or


    - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC

    Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. A person or persons whose restricted shares are aggregated who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her restricted shares pursuant to Rule 144(k) without regard to the limitations described above.

    Each of our officers and directors, substantially all of our shareholders, and holders of options and warrants to purchase our stock have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants or the conversion of a note held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.


    We have entered into a similar agreement with the underwriters, except that we may grant options and sell shares pursuant to our option plan without their consent. There are presently no agreements between the underwriters and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.


    We intend to file a registration statement on Form S-8 under the Securities
Act within   days after the date of this prospectus, to register shares issued under our equity compensation plans in connection with stock option exercises.
Under our             , options to purchase             shares of common stock
have been issued, and under our             , options to purchase up to
            shares of common stock may be issued. Therefore, after the effective
date of the Form S-8 up to             shares of common stock, in addition to
those referred to above, will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to lock-up agreements.


    In connection with our recapitalization, we entered into registration rights agreements with a number of our existing shareholders. Pursuant to these registration rights agreements, we granted the existing shareholders the right to require a registration statement covering their shares of common stock to be
filed with the SEC on or after          and piggy-back registration rights to
include their shares in any registration statement we file on our own behalf or on behalf of our other shareholders.

We could be required to file up to additional registration statements, covering 21,000,000 shares in the aggregate, for some of our current shareholders. These piggy-back registration rights will expire once the existing shareholders' shares of common stock become freely saleable under Rule 144.



    Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock or the availability of shares for sale could adversely affect prevailing market prices of our common stock and our ability to raise additional capital. You should read the discussion under the heading entitled "Risk Factors--Future sales of our common stock could cause the market price of our common stock to decline" for further information about the effect future sales could have on the market price of our common stock.


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


    Our authorized capital stock consists of 75,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the date of this prospectus, there were 21,000,000 shares of our common stock outstanding. As of
            , 2001, we had    shareholders of record of our common stock.



    After giving effect to the sale of the common stock in this offering, we will have a total of 28,000,000 shares of common stock outstanding, assuming that the underwriters do not exercise their over-allotment option.


COMMON STOCK

VOTING:

    - one vote for each share held of record on all matters submitted to a vote of our shareholders

    - no cumulative voting rights

    - election of directors by plurality of votes cast

    - all other matters by majority of votes cast

DIVIDENDS:

    - our board of directors may only declare dividends out of legally available funds

ADDITIONAL RIGHTS:

    - common shareholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up

    - no preemptive rights

    - no subscription rights

    - no redemption rights

    - no sinking fund rights

    - no conversion rights

    The rights and preferences of common shareholders, including the right to elect directors, are subject to the rights of any series of preferred stock we may issue in the future.

PREFERRED STOCK


    Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any vote or action of our shareholders, to issue up to 5,000,000 shares of "blank check" preferred stock in one or more series and to fix the related rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.


    The rights of the holders of our common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred stock which are greater than those of our common stock. Our issuance of preferred stock could, among other things:

    - restrict dividends on our common stock;

    - dilute the voting power of our common stock;

    - impair the liquidation rights of our common stock; or

    - discourage, delay or prevent a change of control of our company.

Although we currently have no plans to issue shares of blank check preferred stock, we may issue them in the future.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS.

    Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

    BLANK CHECK PREFERRED STOCK


    Under the terms of our amended and restated certificate or incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.


    CLASSIFIED BOARD OF DIRECTORS

    Our amended and restated articles of incorporation provides for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

    BUSINESS COMBINATIONS

    Although the Marshall Islands Business Corporations Act does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of the Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation. Our amended and restated articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder

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for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:


    - prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;


    - upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;


    - on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least
      66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or


    - the shareholder became an interested shareholder prior to the completion of this offering.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

    ELECTION AND REMOVAL OF DIRECTORS


    Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.


    LIMITED ACTIONS BY SHAREHOLDERS

    Our amended and restated articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders. Our amended and restated articles of incorporation also contain advance notice requirements for proposing matters that can be acted on by the shareholders at a shareholder meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is             .

NEW YORK STOCK EXCHANGE LISTING

    We intend to apply for approval of our common stock for quotation on the New York Stock Exchange under the symbol "GMR."

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                               TAX CONSIDERATIONS

TAXATION OF GENERAL MARITIME


    The following discussion is a summary of the principal United States federal and Marshall Islands tax laws applicable to our business. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in the discussion, are based on current law and upon the advice we received from our counsel. The advice is based, in part, on representations made by our officers, some of which relate to anticipated future factual matters and circumstances. We cannot assure you that existing laws or their interpretations will not change, that any change in existing laws or in their interpretations will not be retroactive, or that anticipated future factual matters and circumstances will in fact occur. The following discussion is for general information only. Our views and our counsels' views have no binding effect or official status of any kind, and we cannot assure you that the conclusions discussed below would be sustained if challenged by taxing authorities.


UNITED STATES FEDERAL INCOME TAXATION


    The following discussion is based on the advice of Kramer Levin Naftalis & Frankel LLP, special United States tax counsel to the company. The following discussion is based upon the provisions of the U.S. Internal Revenue Code, or the "Code", existing and proposed U.S. Treasury Department regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date of this offering, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed herein.



    It is anticipated that substantially all of our gross income will be derived from and attributable to the ownership, use and operation of vessels in international commerce by us and our wholly-owned subsidiaries and will principally consist of income from time and voyage charters and from the performance of services directly related to the ownership, use and operation of our vessels. This income is referred to in this discussion as shipping income. For purposes of this discussion, unless stated otherwise references to our shipping income include the shipping income of our subsidiaries and references to our United States taxation include the United States taxation of our subsidiaries.



    SECTION 883 EXEMPTION



    If we qualify for an exemption from United States federal income tax pursuant to Section 883 of the Code, our shipping income will not be subject to federal income tax in the United States. We plan to take steps prior to or in connection with the recapitalization described in the section captioned "Recapitalization" so that we will qualify for the exemption immediately following the offering. However, there can be no assurance that these steps will result in our satisfying the exemption requirements immediately after the offering or that we will continue to qualify for the exemption under
Section 883 of the Code in the future.



    Our shipping income will qualify for the exemption under Section 883 of the Code for a taxable year if:



    - our subsidiary generating the shipping income (or the company, with respect to shipping income of a subsidiary that is not treated as a corporation for United States federal income tax purposes) is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States and



    - either



       - our stock is primarily and regularly traded on an established securities market in the United States or in a country that provides an equivalent exemption during the applicable taxable year (the "publicly traded requirement");


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       - more than 50% of our stock is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by "qualified shareholders" (the "ownership requirement") or



       - we are a CFC (as defined below) and other applicable conditions are met.



    The U.S. Treasury Department has recognized the Cayman Islands, the Bahamas and Panama, where our subsidiaries are organized, as well as the Republic of the Marshall Islands, our country of organization, as foreign countries that grant an equivalent exemption to U.S. corporations. Our qualification for the
Section 883 exemption should thus depend solely upon whether we meet the publicly traded requirement, the ownership requirement or the CFC test.



    As explained below, we expect to satisfy the publicly traded requirement immediately following the offering. However, there can be no assurance that we will do so or that we will continue to satisfy the test in the future. We do not anticipate satisfying the ownership test immediately following the offering. Nor do we anticipate being a CFC. See "Tax Consequences to Holders-United States federal income tax consequences to holders" below.



    THE PUBLICLY TRADED AND OWNERSHIP REQUIREMENTS



    There are currently no rules in effect that interpret the publicly traded and ownership requirements. However, proposed regulations were recently issued that define the scope of the publicly traded and ownership requirements. For purposes of the discussion below, it is assumed that the proposed regulations, or rules similar to those set forth in the proposed regulations, will be applicable to determine satisfaction of the publicly traded and ownership requirements. However, there can be no assurance that the regulations, when finalized, will not differ from the proposed regulations.



    THE PUBLICLY TRADED REQUIREMENT. The proposed regulations define the term "primarily and regularly traded on an established securities market," for purposes of the publicly traded requirement. In addition, in interpreting the publicly traded requirement prior to the issuance of the proposed regulations, the Internal Revenue Service, in a technical advice memorandum (on which taxpayers cannot rely), had looked to regulations that interpret a similar publicly traded requirement in another context. Those regulations in their final form are similar to the proposed regulations.



    Under the proposed regulations, stock traded on an established security market in the United States will be considered to be "primarily and regularly traded" on that market if:



    - the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market;



    - stock representing 80% or more of the issuer's outstanding shares (by voting power and value) is listed on that market; and



    - the stock is regularly quoted by brokers and dealers making a market in the stock.



    Following the offering, we anticipate that all of our common stock, the sole class of our stock that is issued and outstanding, will be listed on the New York Stock Exchange, which is an established securities market in the United States. In addition, we anticipate that our stock will be regularly quoted by brokers and dealers making a market in our stock.



    However, the proposed regulations also provide, in pertinent part, that stock will not meet the publicly traded requirement for any taxable year in which 50% or more of the outstanding shares of the stock is owned (within the meaning of the proposed regulations) at any time during the taxable year by persons who each own (or are treated as owning) 5% or more of the value of the outstanding shares of the stock.


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    We anticipate that, immediately following the offering, those persons owning
5% or more of our stock will own less than 50%, but more than 40%, of our stock, assuming that no person acquires 5% or more of our stock pursuant to the offering. Therefore, we expect to satisfy the publicly traded requirement immediately following the offering. However, 50% or more of our stock may be held by 5% shareholders immediately following the offering, and thus we may not satisfy the publicly traded requirement, if one or more persons purchases 5% or more of our outstanding stock in the offering. Similarly, even if we satisfy the publicly traded requirement immediately after the offering, we may not satisfy the requirement in the future due to persons acquiring and holding 5% or more of our stock.



    THE OWNERSHIP REQUIREMENT. The proposed regulations also address whether a corporation's shareholders are "qualified shareholders" for purposes of the ownership requirement. In general, shareholders will be qualified shareholders only if the shareholders:



    - are residents of a country that grants an equivalent exemption (as discussed above);



    - do not own their interests in the corporation through bearer shares;



    - provide required documentation to the corporation and the corporation satisfies applicable reporting requirements; and


    - are either (A) individuals (other than beneficiaries of a pension fund),
      (B) certain governmental entities, (C) foreign corporations organized in a country that grants an equivalent exemption and that satisfy the publicly traded requirement, (D) certain not-for-profit organizations organized in a country that grants an equivalent exemption or (E) beneficiaries of certain pension funds. For these purposes, stock owned by a corporation, partnership, estate or trust is treated as proportionately owned by its shareholders, partners or beneficiaries, as the case may be.


    We do not believe that we will satisfy the ownership requirement following the offering since we do not believe that more than 50% of our stock will be owned by residents of countries that grant equivalent exemptions. However, if in the future we believe that more than 50% of our stock is owned by residents of countries that grant equivalent exemptions (and that we do not satisfy the publicly traded requirement), we may seek documentation from our shareholders that may enable us to satisfy the ownership requirement.



    GROSS INCOME TAX



    If our shipping income is not exempt from U.S. federal taxation under
Section 883 of the Code (see SECTION 883 EXEMPTION above), our shipping income will be subject to United States federal tax in an amount equal to 2% of our gross shipping income from transportation beginning or ending in the United States, provided the income is not otherwise subject to United States federal tax on a net income basis (see NET INCOME TAX below).



    Based upon our anticipated shipping operations, our vessels will be operated in various parts of the Atlantic basin and will engage in transportation both to or from U.S. ports and between non-U.S. ports. We do not anticipate generating any shipping income attributable to transportation that both begins and ends in the United States (coastwise trade). Our vessels are prohibited by law from engaging in coastwise trade, because our vessels were not built in the U.S. and do not sail under the U.S. flag. None of our shipping income attributable to transportation exclusively between non-U.S. ports should be subject to United States federal income tax. On average, in 1998, 1999 and 2000, approximately 98% of our gross revenues was attributable to the transportation of cargoes to or from U.S. ports. Therefore, if we were subject to the gross income tax in those years, approximately 98%, on average, of our gross shipping income would have been subject to United States federal tax at a 2% rate.


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    NET INCOME TAX


    If we do not qualify for an exemption under Section 883 of the Code, then our shipping income will be subject to a United States net income tax, in lieu of the gross income tax discussed above, to the extent our shipping income is treated as "effectively connected" with the conduct by us of a U.S. trade or business. Any "effectively connected" shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35% of net income. In addition, we may be subject to a 30% branch profits tax on earnings effectively connected with the conduct of the trade or business, as determined after allowance for applicable adjustments, and on certain interest paid or deemed paid attributable to the conduct of the U.S. trade or business.



    Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:



    - we have (or are considered to have) a fixed place of business in the United States involved in the earning of shipping income, which likely will be the case, and



    - substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, which generally means the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from bareboat charters, is attributable to a fixed place of business in the United States).



    We do not intend to have (or permit circumstances which would result in our having) any of our subsidiaries' vessels operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities as described in this offering, none of our U.S. source shipping income should be effectively connected with the conduct of a U.S. trade or business. In addition, none of our foreign source shipping income should be effectively connected income. Therefore, none of our shipping income should be subject to a net income tax in the United States. This determination does not apply to any income that we may derive from bareboat charters; however, we do not anticipate having a material amount of income from bareboat charters.



    In addition to the United States income taxes that may be imposed with respect to our shipping income if we do not qualify for the Section 883 exemption, we may be subject to United States net income tax (regardless of whether we qualify for the Section 883 exemption) with respect to all or a portion of our income, if any, that is not shipping income and that is effectively connected to the conduct of a trade or business in the United States.


    GAIN ON SALE OF VESSELS


    Except to the extent that gain from the sale of a vessel qualifies for the
Section 883 exemption, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax regime. However, we intend to structure sales of vessels in a manner, including but not limited, to effecting the sale and delivery of vessels outside of the United States, that will not give rise to U.S. source gain.


MARSHALL ISLANDS TAXATION

    Based on the advice of Dennis J. Reeder, Esq., our Marshall Islands tax counsel, we will not be subject to taxation under the laws of the Republic of the Marshall Islands, and distributions to us by our subsidiaries also will not be subject to any Marshall Islands tax.

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TAX CONSEQUENCES TO HOLDERS

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

    The following discussion is a summary of the material U.S. federal income tax consequences to initial holders of our common stock who acquire our common stock in the offering. The discussion which follows is based on the Code, existing and proposed Treasury Department regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed herein.


    The discussion below, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, the discussion below relates to persons who hold our common stock as a capital asset. The tax treatment of a shareholder may vary depending upon the shareholder's particular situation, and some shareholders, including, for example, insurance companies, tax-exempt organizations, financial institutions, and broker-dealers, may be subject to special rules not discussed below.


    As used in this section, a "U.S. holder" means a holder of our common stock who is, for U.S. federal income tax purposes:

    - a citizen or resident of the U.S.;

    - a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

    - an estate whose income is subject to U.S. federal income tax regardless of its source; or

    - a trust


       - if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or



       - that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.


    As used in this section, a non-U.S. holder is a holder of our common stock who is not a U.S. holder.

    U.S. HOLDERS


    DISTRIBUTIONS. Distributions made to U.S. holders on our common stock will be treated as dividends and taxable as ordinary income to the extent that the distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be treated first as a tax-free return of capital which reduces the U.S. holder's tax basis in our common stock to the extent thereof, and thereafter as capital gain from the sale or exchange of our common stock. The U.S. federal income tax treatment described in the immediately preceding sentence applies whether or not the distributions are treated as a return of capital for non-tax purposes. Amounts taxable as dividends generally will be treated as foreign source "passive" income for foreign tax credit purposes, provided, however, that the ratable portion of dividends, if any, paid out of earnings and profits of General Maritime from U.S. sources may be treated as U.S. source dividends for foreign tax credit purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution. U.S. holders of our common stock that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions by us, because we are a foreign corporation.


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    DISPOSITION.  Gain or loss recognized by a U.S. holder of our common stock on the sale, exchange or other taxable disposition of our common stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. holder's adjusted tax basis in the common stock surrendered. The gain or loss will be long term capital gain or loss if the U.S. holder's holding period for our common stock is more than one year. Any gain or loss so recognized generally will be United States source.



    ANTI-DEFERRAL REGIMES. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. holders (or to the direct or indirect beneficial owners of some non-U.S. holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes are complex, and holders should consult their tax advisers with respect to the applicability and impact of these regimes to their ownership of our shares.



    CONTROLLED FOREIGN CORPORATION. We will be a controlled foreign corporation (a "CFC") for a taxable year if more than 50% of our stock is owned by United States persons who own (or are treated as owning under applicable rules) 10% or more of our voting stock ("10% U.S. shareholders"). If we are a CFC, our 10% U.S. shareholders will be required to include in income each year their pro-rata share of our and our subsidiaries' "Subpart F income," which includes shipping income. However, our 10% U.S. shareholders in general would not be required to include in income any dividends distributed by us to the extent of any Subpart F income previously included in income by them. A CFC's 10% U.S. shareholders may also be required to treat some or all of the gain realized upon the disposition of their CFC stock as ordinary income, rather than as capital gain. We plan to take steps prior to or in connection with the recapitalization described in the section captioned "Recapitalization" so that we will not be a CFC immediately following the offering. However, there can be no assurance that these steps will result in our not being a CFC immediately after the offering or that we will not be a CFC in the future.



    PASSIVE FOREIGN INVESTMENT COMPANY. We will be a passive foreign investment company (a "PFIC") if either:



    - 75% or more of our gross income (including the gross income of any subsidiary) in a taxable year is passive income or



    - at least 50% of our assets (including the assets of any subsidiary) in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.



    While not entirely clear, passive income should not include shipping income. However, passive income would include amounts derived by reason of the temporary investment of funds raised in the offering.


    We do not expect to be a PFIC at the conclusion of the offering or in the foreseeable future. However, because there are uncertainties in the application of the PFIC rules, and because it is an annual test, there can be no assurance that we will not become a PFIC in any year.


    If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. person who is treated as owning our shares for purposes of the PFIC rules would be liable to pay tax, at the then prevailing income tax rates on ordinary income, plus interest, upon certain distributions and upon disposition of our shares at a gain, as if the distribution or gain had been recognized ratably over the U.S. person's holding period of our shares. The tax at ordinary rates and interest would not be imposed if the U.S. person either elects to treat the company as a "qualified electing fund" (the "QEF election") or makes a mark-to-market election, as discussed below. Further, if a QEF election is not made, a U.S. holder that acquires our shares from a decedent (other than certain non-resident aliens)


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whose holding period for the shares includes time when we were a PFIC would be denied the normally available step-up of income tax basis for the shares to fair market value at the date of death and instead would have a tax basis limited to the decedent's tax basis.



    The above rules relating to the taxation of distributions and dispositions will not apply to a U.S. person who has made a QEF election for all taxable years that the holder has held its shares and the company was a PFIC. Instead, each U.S. holder who has made a QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the company as ordinary income and a pro rata share of the net capital gain of the company as long-term capital gain, regardless of whether the company has made any distributions of the earnings or gain.



    If we become a PFIC and provided our shares are marketable, a U.S. person may make a mark-to-market election. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. person's adjusted basis in the shares is included in the U.S. person's income as ordinary income. In addition, the excess, if any, of the U.S. person's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. person included in income in previous years. If a U.S. person makes a mark-to-market election after the beginning of its holding period, the U.S. person does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.



    PERSONAL HOLDING COMPANY AND FOREIGN PERSONAL HOLDING COMPANY. We will be classified as a personal holding company (a "PHC") for United States federal income tax purposes for a taxable year if:



    - at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under applicable attribution rules) more than 50% of our stock by value;



    - we receive 60% or more of our U.S.-related gross income, as specifically adjusted, from certain passive sources; and


    - we are not a PFIC or an FPHC (defined below).


    A PHC is taxed (currently at a rate of 39.6%) on a portion of its undistributed taxable income. We believe that we are not a PHC. However, no assurance can be given that the PHC rules will not apply to us in the future.



    We will be a foreign personal holding company (an "FPHC") for United States federal income tax purposes if both:



    - five or fewer individuals who are United States citizens or residents own or are deemed to own (under applicable attribution rules) more than 50% of all classes of our stock measured by voting power or value and



    - we receive at least 60% (50% in years other than our first taxable year as an FPHC) of our gross income (regardless of source), as specifically adjusted, from certain passive sources.



    If we are classified as an FPHC, a portion of our "undistributed foreign person holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our shareholders who are U.S. shareholders on the last taxable day of our taxable year, or, if earlier, the last day on which we are classifiable as an FPHC. That portion of our income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. shareholders who dispose of their shares prior to the date set forth above would not be subject to a tax under these rules. We believe that we are not an FPHC. However, no assurance can be given that we will not qualify as an FPHC in the future.



    INFORMATION REPORTING AND BACKUP WITHHOLDING. Certain U.S. holders may be subject to information reporting with respect to payments of dividends on, and the proceeds of the disposition of, our


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common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common stock.


    NON-U.S. HOLDERS


    DISTRIBUTIONS AND DISPOSITION. In general, and subject to the discussion below under "Information reporting and backup withholding," a non-U.S. holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common stock, unless (1) the income or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S., (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of our common stock, the non-U.S. holder is present in the U.S. for 183 days or more in the taxable year of the sale and other applicable conditions are met or (3) with respect to distributions, at least 25% of our gross income for the three year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States, which we do not anticipate will be the case.



    In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular U.S. federal income tax in the same manner as if the income or gain, as the case may be, were realized by a U.S. holder. In addition, if the non-U.S. holder is a non-U.S. corporation, the income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty. In the event that clause (3), but not clause (1), in the preceding paragraph applies, a portion of the distribution may be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.


    INFORMATION REPORTING AND BACKUP WITHHOLDING. If our common stock is held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of our common stock. Information reporting, and possibly backup withholding, may apply if our common stock is held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of our common stock.


MARSHALL ISLANDS TAX CONSEQUENCES TO HOLDERS


    Based on the advice of Dennis J. Reeder, Esq., our Marshall Islands tax counsel, as of the date of this prospectus, there is no Marshall Islands income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of the Marshall Islands in respect of capital gains realized on a disposition of shares of our common stock or in respect of distributions by us with respect to shares of our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in the Marshall Islands. Marshall Islands holders should consult their tax advisors regarding possible Marshall Islands taxes with respect to dispositions of, and distributions on, shares of our common stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters, for whom ING Barings LLC, Lehman Brothers Inc. and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
ING Barings LLC.............................................
Lehman Brothers Inc.........................................
Jefferies & Company, Inc....................................
                                                                 ---------
Total.......................................................     7,000,000
                                                                 =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of the shares are purchased.

    The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to some dealers who are members of the National Association of Securities Dealers, Inc. at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may allow, a concession of not more than $ per share to brokers or other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives.


    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.



    Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.



OVER-ALLOTMENT TO PURCHASE ADDITIONAL SHARES



    We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 7,000,000, and we will be obligated, pursuant to this option, to sell these shares in proportion to their respective purchase commitments, to the underwriters to the extent this option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 7,000,000 shares are being offered.


    The following table shows the fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                                     TOTAL FEES
                                                             ---------------------------
                                            FEES PER SHARE   NO EXERCISE   FULL EXERCISE
                                            --------------   -----------   -------------
Payable by us.............................

    In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately             .

    We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    The representatives of the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

    In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. The representatives also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The underwriters may conduct these transactions on the New York Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

DIRECTED SHARE PROGRAM

    At our request, the underwriters have reserved for sale, at the initial
public offering price, approximately   of the shares to be sold in this offering
for our directors, employees, their family members and other third parties with whom we have a business relationship. Our senior management will determine whether or not a person with whom we have a business relationship will be included in the program. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

    We and each of our officers and directors, all of our shareholders, and holders of options and warrants to purchase our stock, and the holder of our convertible note, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of ING Barings LLC. This consent may be given at any time without public notice.

    Additionally, we may grant options and sell shares pursuant to our option plan without such consent.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price will be:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - assessment of our management;

    - the market capitalization and stage of development of other companies that we and the underwriters believe to be comparable to our business; and

    - estimates of our business potential.


CANADIAN OFFERS



    Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

                                 LEGAL MATTERS

    Kramer Levin Naftalis & Frankel LLP, New York, New York, will provide us with an opinion relating to certain matters in connection with this offering. Dennis J. Reeder, Esq. will provide us with an opinion relating to matters concerning the law of the Republic of the Marshall Islands. Certain legal matters in connection with this offering will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS


    Our consolidated financial statements as of December 31, 2000, and for the year ended December 31, 2000, included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, as stated in their report appearing herein and elsewhere in the registration statement. Our consolidated financial statements as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, included in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, as stated in their report appearing herein and elsewhere in the registration statement. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.



    In August 2000, we appointed Deloitte & Touche LLP as our certifying accountants to replace Ernst & Young LLP. This action was subsequently approved by our board of directors. During 1999 and 1998 and the subsequent interim period through August 2000, we had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference to the subject matter of the disagreements in their report. Neither of Ernst & Young LLP's reports on our financial statements for 1999 and 1998 contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. A letter addressed to the Securities and Exchange Commission from Ernst & Young LLP stating that they agree with the above statement is attached as an exhibit to the registration statement to which this prospectus relates.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information regarding us and our common stock, you should read the registration statement and the related exhibits and schedules. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the SEC's website referred to above.

                          GENERAL MARITIME CORPORATION



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                    PAGE
                                                              ----------------
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000
  AND 1999, AND FOR THE YEARS ENDED DECEMBER 31, 2000, 1999
  AND 1998.

Reports of Independent Auditors.............................      F-2--F-3

Consolidated Balance Sheets.................................        F-4

Consolidated Statements of Operations.......................        F-5

Consolidated Statement of Shareholders' Equity..............        F-6

Consolidated Statements of Cash Flows.......................        F-7

Notes to Consolidated Financial Statements..................     F-8--F-15

                          INDEPENDENT AUDITORS' REPORT



    The accompanying financial statements give effect to the consummation of the recapitalization and legal entity reorganization plan ("the Plan") of General Maritime Corporation (the "Company"), the effect of which would result in an increase in the number of issued and authorized shares of the Company. The Plan is expected to take place prior to the commencement of the proposed offering of securities. The following report is in the form that will be furnished by Deloitte & Touche LLP upon the consummation of the aforementioned Plan and as described more fully in Note 1 under the heading "Recapitalization Plan" to the consolidated financial statements assuming that from February 27, 2001 to the date of the recapitalization and legal entity reorganization no other material events have occurred that would affect the accompanying consolidated financial statements or require disclosure therein.



                                          /s/ Deloitte & Touche LLP



March 12, 2001
New York, NY



To the Board of Directors and Shareholders of General Maritime Corporation
New York, NY



    We have audited the accompanying consolidated balance sheet of General Maritime Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.



    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Maritime Corporation and subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



                                          Deloitte & Touche LLP



New York, NY



February 27, 2001, except for Note 1, as to which the date is       , 2001.

                         REPORT OF INDEPENDENT AUDITORS


    We have audited the accompanying consolidated balance sheets of General Maritime Corporation as of December 31, 1999 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Maritime Corporation at December 31, 1999, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                          Ernst & Young LLP



New York, New York
November 10, 2000, except for the information set forth under "Recapitalization
Plan" included in Note 1, as to which the date is March   , 2001.


    The foregoing report is in the form that will be signed upon the completion of the recapitalization and legal entity reorganization described in Note 1 to the consolidated financial statements.


                                          /s/ Ernst & Young LLP



New York, New York
March 12, 2001

                          GENERAL MARITIME CORPORATION



                          CONSOLIDATED BALANCE SHEETS



                           DECEMBER 31, 2000 AND 1999



                             (DOLLARS IN THOUSANDS)



                                                                2000       1999
                                                              --------   --------
                                     ASSETS
CURRENT ASSETS:
  Cash......................................................  $ 23,523   $  6,842
  Restricted cash...........................................       149      1,388
  Due from charterers.......................................     9,601      2,538
  Prepaid expenses and other current assets.................     4,657      2,510
                                                              --------   --------
      Total current assets..................................    37,930     13,278
                                                              --------   --------
NONCURRENT ASSETS:
  Vessels, net of accumulated depreciation
    of $59,884 and $37,640, respectively....................   392,230    328,974
  Other fixed assets, net...................................       974        831
  Deferred drydock costs....................................     5,416      3,899
  Deferred financing costs..................................     1,651      1,302
  Due from charterers.......................................       721      2,862
                                                              --------   --------
      Total noncurrent assets...............................   400,992    337,868
                                                              --------   --------
TOTAL ASSETS................................................  $438,922   $351,146
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $  6,701   $  5,230
  Accrued interest..........................................     2,129      3,038
  Current portion of long-term debt.........................    33,050     20,450
                                                              --------   --------
      Total current liabilities.............................    41,880     28,718
                                                              --------   --------
NONCURRENT LIABILITIES:
  Deferred voyage revenue...................................     1,397         --
  Note payable to shareholder...............................        --     15,000
  Long-term debt............................................   208,735    181,550
                                                              --------   --------
      Total noncurrent liabilities..........................   210,132    196,550
                                                              --------   --------
      Total liabilities.....................................   252,012    225,268
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES:..............................        --         --

SHAREHOLDERS' EQUITY:
  Common stock, par value     , authorized     , issued.....        --         --
  Paid-in capital...........................................   157,799    127,049
  Retained earnings (deficit)...............................    29,111     (1,171)
                                                              --------   --------
      Total shareholders' equity............................   186,910    125,878
                                                              --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $438,922   $351,146
                                                              ========   ========



                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION



                     CONSOLIDATED STATEMENTS OF OPERATIONS



              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                             (DOLLARS IN THOUSANDS)



                                                                2000       1999       1998
                                                              --------   --------   --------
NET VOYAGE REVENUES:
  Voyage revenues...........................................  $132,012   $ 71,476   $ 62,031
  Voyage expenses...........................................   (23,996)   (16,742)   (10,247)
                                                              --------   --------   --------
      Net voyage revenues...................................   108,016     54,734     51,784
                                                              --------   --------   --------

OPERATING EXPENSES:
  Direct vessel expenses....................................    23,857     19,269     15,684
  General and administrative expenses.......................     4,792      3,868      2,828
  Depreciation and amortization.............................    24,808     19,810     16,493
  Other expenses............................................     5,272         --         --
                                                              --------   --------   --------
      Total operating expenses..............................    58,729     42,947     35,005
                                                              --------   --------   --------

OPERATING INCOME............................................    49,287     11,787     16,779
                                                              --------   --------   --------

INTEREST INCOME (EXPENSE):
    Interest income.........................................       895        456        547
    Interest expense........................................   (19,900)   (16,981)   (15,201)
                                                              --------   --------   --------
      Net interest expense..................................   (19,005)   (16,525)   (14,654)
                                                              --------   --------   --------

NET INCOME (LOSS)...........................................  $ 30,282   $ (4,738)  $  2,125
                                                              ========   ========   ========



                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION



                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                             (DOLLARS IN THOUSANDS)



                                                                              RETAINED
                                                         COMMON    PAID-IN    EARNINGS
                                                         STOCK     CAPITAL    (DEFICIT)    TOTAL
                                                        --------   --------   ---------   --------
Balance, December 31, 1997............................  $          $ 54,101    $ 1,442    $ 55,543
  Issuance of Common stock............................               41,982         --      41,982
  Net Income..........................................       --          --      2,125       2,125
                                                        -------    --------    -------    --------
Balance, December 31, 1998............................  $          $ 96,083    $ 3,567    $ 99,650
  Issuance of Common stock............................               30,966         --      30,966
  Net loss............................................       --          --     (4,738)     (4,738)
                                                        -------    --------    -------    --------
Balance, December 31, 1999............................  $          $127,049    $(1,171)   $125,878
  Issuance of Common stock............................               15,500
  Note and interest payable to shareholder contributed
    to equity.........................................               15,250         --      30,750
  Net income..........................................       --          --     30,282      30,282
                                                        -------    --------    -------    --------
Balance, December 31, 2000............................  $          $157,799    $29,111    $186,910
                                                        =======    ========    =======    ========



                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998



                             (DOLLARS IN THOUSANDS)



                                                                2000       1999       1998
                                                              --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................  $ 30,282   $ (4,738)  $   2,125
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    24,808     19,810      16,493
  Noncash interest expense contributed to capital...........       250         --          --
  Change in assets and liabilities:
    Increase in due from charterers--current................    (7,063)      (482)     (1,669)
    Increase in prepaid expenses and other current assets...    (1,661)    (1,394)       (254)
    Decrease (increase) in due from
      charterers--noncurrent................................     2,141       (412)     (1,776)
    Increase in accounts payable and accrued expenses.......     1,643      3,754         182
    (Decrease) increase in accrued interest.................      (909)     1,744         319
    Increase (decrease) in deferred voyage revenue..........     1,397     (1,677)        495
                                                              --------   --------   ---------
      Net cash provided by operating activities.............    50,888     16,605      15,915
                                                              --------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of vessels.......................................   (85,500)   (18,200)   (158,700)
  Purchase of other fixed assets............................      (210)        (6)        (17)
  Additions to vessels......................................      (155)      (482)       (489)
  Deferred drydock costs incurred...........................    (3,168)    (4,074)       (250)
                                                              --------   --------   ---------
      Net cash used in investing activities.................   (89,033)   (22,762)   (159,456)
                                                              --------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt..............................    70,458         --     119,025
  Proceeds from note payable to shareholder.................        --     15,000          --
  Proceeds from issuance of common stock....................    15,500     30,966      41,982
  Decrease (increase) in restricted cash....................     1,239      1,146        (765)
  Principal payments on long-term debt......................   (30,673)   (39,625)    (12,950)
  Increase in deferred financing costs......................    (1,040)      (989)       (673)
  Change in loan with shareholder...........................      (658)        90          42
                                                              --------   --------   ---------
      Net cash provided by financing activities.............    54,826      6,588     146,661
                                                              --------   --------   ---------
NET INCREASE IN CASH........................................    16,681        431       3,120
CASH, BEGINNING OF PERIOD...................................     6,842      6,411       3,291
                                                              --------   --------   ---------
CASH, END OF PERIOD.........................................  $ 23,523   $  6,842   $   6,411
                                                              ========   ========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................  $ 20,571   $ 15,237   $  14,882
                                                              ========   ========   =========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  Note and interest payable to shareholder contributed to
    equity..................................................  $ 15,250   $     --   $      --
                                                              ========   ========   =========



                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                             (DOLLARS IN THOUSANDS)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



    NATURE OF BUSINESS--General Maritime Corporation (the "Company") is a provider of international transportation services of seaborne crude oil within the Atlantic Basin. The Company's fleet is comprised of both Aframax and Suezmax tankers. Most of the Company's vessels are currently operating in the Atlantic Basin which consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.



    The Company's vessels are primarily available for charter on a voyage or time basis. Under a voyage charter, the operator of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are for the owner's account. A single voyage (generally two to ten weeks) charter is often referred to as a "spot market" charter. Vessels in the spot market may also spend time idle as they await a charterer.



    A time charter involves the placing of a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer.



    Voyage and time charters are available for varying periods, ranging from a single trip to a long-term arrangement, to commercial firms (such as oil companies) and governmental agencies (both foreign and domestic) on a worldwide basis. In general, vessels operating on time charter contracts can yield lower profit margins than vessels operating in the spot market but provide predictable cash flows and stable voyage revenues in the event of a decline in tanker rates. Vessels operating in the spot market generate revenues that are less predictable but may enable the company to capture increased profit margins during improvements in tanker rates. Ship charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors beyond the control of the Company.



    RECAPITALIZATION PLAN--Prior to the Company's recapitalization, which was
completed on             , 2001 and is described below, 14 of the Company's
vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Peter C. Georgiopoulos.



    As part of the Company's recapitalization, Peter C. Georgiopoulos transferred the equity interests in the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships in exchange for equity interests in the Company.



    In addition, each vessel owner has entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, prior to the completion of this offering, the vessel owners will deliver the entire equity interest in each vessel to the Company. In exchange, the Company will issue each vessel owner shares of common stock of the Company.

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    Accordingly, the financial statements have been prepared as if the recapitalization had occurred in 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company as if the Company operated as a legal consolidated entity for the years presented.



    BASIS OF PRESENTATION--The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the major accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below.



    BUSINESS GEOGRAPHICS--Non-U.S. operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, primarily the Atlantic Basin, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.



    SEGMENT REPORTING--The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management can not and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.



    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.



    REVENUE AND EXPENSE RECOGNITION--Revenue and expense recognition policies for voyage and time charter agreements are as follows:



        VOYAGE CHARTERS--Voyage revenues, voyage expenses and direct vessel expenses relating to voyage or spot market charters are recognized on a pro rata basis based on the relative transit time in each period. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is recognized in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise. Demurrage income was not material in any of the periods presented.

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


        TIME CHARTERS--Revenue from time charters are recognized on a straight line basis over the term of the respective time charter agreement. Direct vessel expenses are recognized when incurred.



    OTHER EXPENSES--Other expenses is comprised entirely of time charterer termination costs. During the year the Company incurred costs of approximately $5,272 to terminate three time charter agreements. The Company terminated these agreements in order to charter the respective vessels on more profitable terms. No charter agreements were terminated during 1999 and 1998.



    RESTRICTED CASH--Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on their senior and junior loan facilities.



    VESSELS, NET--Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated useful lives determined to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value.



    OTHER FIXED ASSETS, NET--Other fixed assets, net is stated at cost less accumulated depreciation. The costs of significant renewals and betterments are capitalized and depreciated; expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:



DESCRIPTION                                                   USEFUL LIVES
-----------                                                   ------------
Furniture, fixtures and other equipment.....................    10 years
Vessel equipment............................................     5 years
Computer equipment..........................................     4 years



    RECOVERABILITY OF LONG-LIVED ASSETS--The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, appraisals, business plans and overall market conditions. In the event that an impairment occurs, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations performed on an individual vessel basis.



    DEFERRED DRYDOCK COSTS--Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes drydock costs when drydocks occur and amortizes such costs ratably over the period between drydocks. Amortization of drydock costs is reported with depreciation and amortization in the statement of operations.



    INCOME TAXES--As noted in the description of the recapitalization plan in
Note 1, the Company comprises various limited partnerships, which owned the respective vessels, and the old General Maritime Corporation, which was a Subchapter S Corporation. As a result, no provision for federal income tax for prior years is included in the financial statements of the Company. The various limited

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


partnerships were generally treated as partnerships for US federal income tax purposes and, accordingly, pursuant to section 701 of the Internal Revenue Code were not subject to federal income taxes. The Subchapter S Corporation was also not subject to federal income taxes; however, it was subject to various state and local taxes which were not material for any of the periods presented.



    The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company does not believe its operations prospectively will be subject to income taxes in the United States.



    DEFERRED REVENUE--Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.



    COMPREHENSIVE INCOME--The Company has no components of comprehensive income and, as a result, comprehensive income is equal to net income for all the periods presented.



    ACCOUNTING ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



    FAIR VALUE OF FINANCIAL INSTRUMENTS--The estimated fair values of the Company's financial instruments approximate their individual carrying amounts as of December 31, 2000 and 1999 due to their short-term maturity or the variable-rate nature of the respective borrowings.



    DERIVATIVE FINANCIAL INSTRUMENTS--To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are not recognized in the financial statements as they qualify as hedge transactions.



    Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.



    RECENT ACCOUNTING PRONOUNCEMENTS--Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive incomes (OCI) and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    The Company expects that at January 1, 2001, it will record $0 as a cumulative transition adjustment to earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133 and to derivatives designated in fair-value-type hedges prior to adopting SFAS 133, and ($662) in OCI as a cumulative transition adjustment for derivatives designated in cash flow-type hedges prior to adopting SFAS 133.



    In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, REVENUE RECOGNITION. This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a registrant to recognize revenue. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.



2. OTHER FIXED ASSETS



    Other fixed assets consist of the following:



                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Other fixed assets:
  Furniture, fixtures and equipment.........................   $  197      $  2
  Vessel equipment..........................................    1,126       971
  Computer equipment........................................       36        21
                                                               ------      ----
Total cost..................................................    1,359       994
Less accumulated depreciation...............................      385       163
                                                               ------      ----
Total.......................................................   $  974      $831
                                                               ======      ====



3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES



    Accounts payable and accrued expenses consist of the following:



                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Accounts payable............................................   $2,367     $4,430
Accrued expenses............................................    1,334        800
Accrued time charter termination costs:.....................    3,000         --
                                                               ------     ------
Total.......................................................   $6,701     $5,230
                                                               ======     ======



4. NOTE PAYABLE TO SHAREHOLDER



    In connection with the purchase of a vessel during the third quarter of 1999, one of the Company's subsidiaries entered into a loan agreement with a shareholder. The loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $617 and $458 for the years ended December 31, 2000 and 1999, respectively. The loan was secured by a pledge of a vessel, which had a net book value of $17,888 at December 31, 1999. Subsequent to December 31,

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



4. NOTE PAYABLE TO SHAREHOLDER (CONTINUED)


1999, one of the Company's subsidiaries negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed to capital the note payable of $15,000 and accrued interest of $250, which was incurred during the year ended December 31, 2000.



5. LONG-TERM DEBT



    Long-term debt consists of the following:



                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Senior loans............................................  $223,437   $184,250
Junior loans............................................    18,348     17,750
                                                          --------   --------
                                                           241,785    202,000
Less current portion of long-term debt..................    33,050     20,450
                                                          --------   --------
Long-term debt..........................................  $208,735   $181,550
                                                          ========   ========



    The Company financed the acquisition of its vessels through 12 loan facilities entered into by the subsidiaries of the Company. These loan facilities are grouped in seven packages, five of which consist of both senior and junior loan facilities and two of which consist of only senior loan facilities. The senior loans are payable in quarterly or monthly installments and have balloon payments at their expirations, which are generally five years from the date of issuance. Interest rates under the senior loan facilities are adjusted quarterly and range from 1.125% to 2.0% above the London Interbank Offered Rate ("LIBOR"). The junior loan facilities are payable in a single balloon payment five years from the respective issuance dates. Interest is payable quarterly at 3.0% above LIBOR.



    Interest rates during 2000 ranged from 7.2% to 9.2% and 9.1% to 10.0% under the senior and junior loan facilities, respectively. Interest rates during 1999 ranged from 6.1% to 8.6% and from 8.0% to 9.2% under the senior and junior loan facilities, respectively. Interest rates during 1998 ranged from 6.3% to 7.7% and 8.2% to 8.9% under the senior and junior loan facilities, respectively. Interest expense under these loan facilities was $19,414, $15,404 and $14,316, the years ended December 31, 2000, 1999 and 1998, respectively.



    The Company's obligations under the loan facility agreements are secured by one or more of the following: (i) a mortgage on the vessel financed through the applicable loan facility; (ii) pledges of shares of capital stock of the subsidiaries; and (iii) a lien on some or all of the assets of the subsidiary party to the loan facility agreement. Several of the Company's loan facilities are collateralized by more than one vessel. Vessels pledged as security under the loan facility agreements had a net book value of $392,230 and $311,086 at December 31, 2000 and 1999, respectively.



    The loan facility agreements contain, among other things, restrictive covenants requiring minimum levels of working capital, maintenance of collateral market values and mandatory prepayments. Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on the senior and junior loan facilities. These amounts are classified as restricted cash in the balance sheet as of December 31, 2000 and 1999. The loan facility

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



5. LONG-TERM DEBT (CONTINUED)


agreements also contain, among other things, prohibitions against additional borrowings, guarantees and payments of dividends.



    As of December 31, 2000, the Company obtained written waivers from the respective lenders for defaults under some loan facility agreements. In addition, some of the covenants of the Company's loan facility agreements were amended to reduce working capital and other requirements. The Company does not currently expect that it will violate any of the covenants of its loan facility agreements through January 1, 2002. The noncurrent portion of debt outstanding with respect to these loan facilities is $63,498.



    Aggregate maturities without any mandatory prepayments, under the loan facilities during the next five years from December 31, 2000 are the following:



YEAR ENDING DECEMBER 31,
------------------------
2001........................................................  $ 33,050
2002........................................................   149,835
2003........................................................    16,900
2004........................................................     8,000
2005........................................................    34,000
Thereafter..................................................        --
                                                              --------
                                                              $241,785
                                                              ========



    The Company has entered into interest rate swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten interest rate swap agreements with foreign banks at December 31, 2000 and 1999. The 2000 agreements effectively fix the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 6.2% to 7.0% for the senior loan facilities, and 6.3% to 7.0% for the junior loan facilities. The 1999 agreements effectively fix the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 6.1% to 6.3% for the senior loan facilities, and 6.3% to 6.4% for the junior loan facilities. The differential to be paid or received is recognized as an adjustment to interest expense as incurred. The swap agreements mature on or before the loan facilities which they hedge. The changes in the notional principal amounts of the swaps of December 31, 2000 and 1999 are as follows:



                                                             DECEMBER 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Notional principal amount, beginning of year............  $103,750   $122,600
Maturity of swaps.......................................    18,300     18,850
                                                          --------   --------
Notional principal amount, end of period................  $ 85,450   $103,750
                                                          ========   ========



    The Company would have paid (received) approximately $662 and ($608) to settle all outstanding swap agreements based upon their aggregate fair values as of December 31, 2000 and 1999, respectively. This fair value is based upon estimates received from financial institutions.



    Interest income (expense) pertaining to interest rate swaps for the years ended December 31, 2000, 1999 and 1998 was $141, ($1,102) and ($867),
respectively.

                          GENERAL MARITIME CORPORATION

                             (DOLLARS IN THOUSANDS)



6. REVENUE FROM TIME CHARTERS



    Total revenue earned on time charters for the years ended December 31, 2000, 1999 and 1998 was $41,512, $35,230 and $36,646, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts at December 31, 2000 is:



YEAR ENDED DECEMBER 31,
-----------------------
2001........................................................  $35,641
2002........................................................   17,889
2003........................................................    7,928
Thereafter..................................................       --
                                                              -------
                                                              $61,458
                                                              =======



7. SIGNIFICANT CUSTOMERS



    For the year ended December 31, 2000, the Company earned approximately $19,376 and $14,902 from two customers which represented 14.7% and 11.3% of voyage revenues, respectively. For the years ended December 31, 1999, and 1998, the Company earned approximately $16,002 and $16,954, respectively, from one customer which represent 22.4% and 27.3% of voyage revenues in the respective periods.



8. COMMITMENTS AND CONTINGENCIES



    The Company had contracts outstanding with Universe Tankships (Delaware) Inc, Universe Tankships (Bermuda) Inc and United Overseas Tankers Ltd for technical management of vessels. The remaining commitments under the contracts were approximately $274, $137 and $1,380, respectively, at December 31, 2000.



9. RELATED PARTY TRANSACTIONS



    The following are related party transactions not disclosed elsewhere in these financial statements:



    The Company rents office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly owned by Peter
C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis. For the period from April 1, 2000 to December 31, 2000, the Company expensed $495 for occupancy fees, of which $196 represents unpaid occupancy fees and is included in accounts payable at December 31, 2000.



    Included in prepaid expenses and other current assets are net advances to the Chairman and Chief Executive Officer, Peter C. Georgiopoulos, which amounted to $486 at December 31, 2000. Included in accounts payable are net advances from the Chairman and Chief Executive Officer, Peter C. Georgiopoulos, which amounted to $172 and $84 for the years ended December 31, 1999, and 1998, respectively.



                                     ******

                                   APPENDIX A

                         DEFINITIONS OF SHIPPING TERMS

    The following is a set of definitions for shipping terms that are used throughout this prospectus:

    "AFRAMAX TANKER" A vessel of 80,000 to 120,000 dwt. Certain external statistical compilations define an "Aframax Tanker" slightly differently, some going as high as 125,000 dwt and others as low as 70,000 dwt. External data used in this prospectus has been adjusted so that the definition of "Aframax Tanker" is consistent throughout.

    "ANNUAL SURVEY" An annual inspection of a vessel by a classification society surveyor to ensure that the vessel meets the standards of that society.


    "ATLANTIC BASIN" consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea.


    "BALLAST" A vessel is in ballast when it is steaming without cargo and is instead loaded down with sea water for stability. Given that oil production is concentrated in certain parts of the world, a vessel will generally spend a significant amount of time "ballasting" as it returns from discharge port to load port.

    "BAREBOAT CHARTER" The leasing of an empty ship for a specified period of time for a specific fee. In this arrangement, the shipowner virtually relinquishes all rights and responsibilities in respect of the vessel and the charterer becomes the de facto ("disponent") owner for this period. The charterer is generally responsible for all operating expenses including crewing and insurance

    "BUNKER" Fuel oil used to operate a vessel's engines and generators.

    "CHARTER" The hiring of a vessel for either 1) a specified period of time or
2) a specific voyage or set of voyages.

    "CHARTERER" The entity hiring the vessel from the shipowner.

    "CHARTER-PARTY" The contract between the owner and the charterer, stipulating in detail each party's responsibilities in the transaction.

    "CLASSIFICATION" In order for a vessel to obtain both insurance and employment with most oil majors, the vessel must belong to a classification society, an independent body run under the direction of various shipping professionals. In order to maintain classification, a vessel must meet the standards of that society and be inspected on a regular basis.

    "CRUDE OIL CARRIER" A tanker vessel designed to carry crude oil or other dirty products.

    "DEMURRAGE" Compensation paid by the charterer to the ship owner when loading and discharging time exceed the stipulated time in the voyage charter-party. This rate of compensation is generally explicitly stated in the charter-party.

    "DOUBLE BOTTOM" or "DOUBLE-HULL" Hull construction technique by which a ship has an inner and outer bottom or hull separated by void space, usually several feet in width.

    "DWT" Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

    "GROSS REGISTERED TONNAGE" Total of all the enclosed spaces within a vessel, expressed in metric tons, each of which is equivalent to 100 cubic feet.

    "HEAVY PETROLEUM PRODUCTS" Certain products derived from crude oil that crude oil carriers are capable of carrying.

    "HYDROSTATIC BALANCING" The loading of less oil cargo in the tanks of a vessel so that in the event the vessel's hull is punctured, water will flow into the breach and oil will be displaced upward and not into the water.

    "IDLE-TIME" or "WAITING DAYS" Period during which a vessel is able to be employed but is not earning revenue.

    "IMO" International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

    "INTERMEDIATE SURVEY" The inspection of a vessel by a classification society surveyor which takes place approximately two and a half years before and after each Special Survey. This survey is more rigorous than the "Annual Survey" and is meant to ensure that the vessel meets the standards of the classification society.

    "LADEN" A vessel is laden when it is carrying cargo.

    "LAY-UP" Mooring a ship at a protected anchorage, shutting down substantially all of its operating systems and taking measures to protect against corrosion and other deterioration. Generally, a ship enters lay-up for a period when its owner does not consider it profitable to continue trading that vessel for that period.

    "LIGHTWEIGHT TON" Weight in metric tons (of 2,240 pounds each) of the hull of a vessel completely equipped plus the weight of the machinery, boilers, water in boilers and spare parts, but excluding bunkers, cargo, dunnage, provisions, store and water.

    "LIGHT PETROLEUM PRODUCTS" Products of crude oil that have passed through an extensive refining process. It is generally not possible for crude oil carriers to carry these products.

    "M/T" Motor Tanker. A tanker propelled by diesel engines.

    "NEWBUILDING" A new vessel under construction.

    "OFF-HIRE" Period during which a vessel is temporarily incapable of trading due to drydocking, maintenance, repair or breakdown.

    "OIL/BULK/ORE CARRIER" or "O/B/O" An ocean-going vessel designed to carry either oil or dry bulk cargoes.

    "OPA 90" The United States Oil Pollution Act of 1990.

    "PANAMAX TANKER" A vessel of approximately 60,000 to 80,000 dwt, of maximum length and breadth and draught capable of passing through the Panama Canal.

    "PROTECTION AND INDEMNITY INSURANCE" Insurance obtained through a mutual association formed by ship owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

    "SCRAP" At the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel. When charter rates are low, the scrap value of the vessel may exceed the present trading value of that vessel, especially if the vessel must incur significant costs to pass special surveys.

    "SMALL TANKER" A tanker generally of less than 60,000 dwt.

    "SPECIAL SURVEY" The inspection of a vessel by a classification society surveyor which takes place every four to five years. A shipowner often must incur a great deal of repair expense in order to pass the fourth and fifth special survey for a given vessel and as a result may choose to simply scrap the vessel beforehand.

    "SPOT MARKET" The market for chartering a vessel for single voyages.

    "STORAGE" The use of a vessel for the storage rather than the transportation of cargo. When spot market rates are low, a vessel can earn comparable net cash flow from storage.

    "SUEZMAX TANKER" A vessel of approximately 120,000 to 200,000 dwt of maximum length and breadth and draught capable of passing through the Suez Canal.

    "TCE" or "TIME CHARTER EQUIVALENT" A measure of average daily revenue performance based on a spot market rate, measured in dollars per ton, adjusted to equate to a time charter rate, measured in dollars per ship per day. TCE is calculated as gross revenue less the voyage specific expenses that the owner would not have incurred had the vessel been time chartered, divided by the number of voyage days. Spot voyage charters in the tanker industry typically express rates as a function of an index, known as "Worldscale." However, the industry typically converts these spot rates into rates expressed on a TCE basis. Expressing spot rates in terms of TCE allows the industry to compare spot voyage rates to time charter rates. Consistent with industry data, such as that produced by Clarkson Research Studies, the TCE rates used in this prospectus do not account for brokerage commissions or off-hire and idle time.

    "TANKER" Ship designed for carrying liquid cargoes in bulk, her cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, liquid gas and wine. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

    "TIME CHARTER" The hire of a ship for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage. The charterer pays for bunkering and all voyage related expenses including canal tolls and port charges.

    "TON-MILES" A measure of tanker demand. Tons carried by a vessel multiplied by the distance traveled.

    "ULCC" Ultra Large Crude Carrier. An ocean-going tanker vessel of more than 320,000 dwt, designed to carry crude oil cargoes.

    "VLCC" Very Large Crude Carrier. An ocean-going tanker vessel of between 200,000 and 320,000 dwt, designed to carry crude oil cargoes.

    "VOYAGE CHARTER" Contract of carriage in which the charterer pays for the use of a ship's cargo capacity for one, or sometimes more than one, voyage. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship's agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

    Shipping terms supplied by DICTIONARY OF SHIPPING TERMS, third edition, published by Lloyds of London Press Limited (1997), and other sources.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                                 --------------

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      8
Important Assumptions in this
  Prospectus..........................     19
Use of Proceeds.......................     20
Dividend Policy.......................     21
Capitalization........................     21
Dilution..............................     22
Selected Consolidated Financial and
  Other Data..........................     23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     26
The Industry..........................     38
Business..............................     46
Management............................     57
Recapitalization......................     61
Principal Shareholders................     65
Description of Indebtedness...........     66
Certain Relationships and Related
  Transactions........................     68
Shares Eligible for Future Sale.......     69
Description of Capital Stock..........     70
Tax Considerations....................     73
Underwriting..........................     81
Legal Matters.........................     84
Experts...............................     84
Where You Can Find Additional
  Information.........................     84
Index to Consolidated Financial
  Statements..........................    F-1
Definition of Shipping Terms..........    A-1


                                 --------------


    UNTIL             , 2001, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS AND SUBSCRIPTIONS.


                                         SHARES

                            [GENERAL MARITIME LOGO]

                                  COMMON STOCK
                                 --------------

                                   PROSPECTUS
                                 --------------

                                  ING BARINGS
                                LEHMAN BROTHERS
                           JEFFERIES & COMPANY, INC.


                                           , 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale of the common stock being registered. There are no underwriting commissions or fees in connection with the offering. All the amounts shown are estimates except for the SEC registration fee and New York Stock Exchange listing fee.


SEC registration fee........................................  $ 38,237
NASD filing fee.............................................    12,000
Accounting fees and expenses................................
New York Stock Exchange listing fee.........................    84,600
Legal fees and expenses.....................................
Printing and engraving expenses.............................
Blue Sky fees and expenses..................................
Directors and officers' insurance...........................
Transfer agent and registrar fees and expenses..............
Miscellaneous...............................................
                                                              --------
  Total.....................................................  $
                                                              ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    We are a Marshall Islands corporation. The Marshall Islands Business Corporations Act ("MIBCA") provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so. In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

    Our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under the MIBCA. The SEC has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the MIBCA or our articles of incorporation or bylaws, such indemnification is against public policy and thus unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


    In connection with our recapitalization prior to the consummation of this offering, we issued shares of our common stock to certain affiliated limited partnerships which owned 14 vessels or equity holders thereof, to the equity holders of five special purpose entities which own five vessels, to the owners of one vessel, to the sole equity holder of the old General Maritime Corporation, the corporation which provided commercial management services, to 19 of the vessels, and to United Overseas Tankers Ltd., the corporation which provided technical management services to 10 of the vessels and to United
Overseas Tankers Ltd. We issued an aggregate of       shares of common stock to
one of the affiliated partnerships in exchange for its entire equity interest in
its special purpose vehicle which owns one vessel. We issued       shares of
common stock to the equity holders of the remaining affiliated partnerships in
exchange for their equity interests in these partnerships. We issued     shares
of our common stock to the equity holders of five special purpose entities in
exchange for their interests in these entities. We issued       shares of our
common stock to the owners of one vessel in exchange for that vessel. We also
issued       shares of our common stock to the sole equity holder of the old
General Maritime Corporation in exchange for its equity interests in the Old
General Maritime Corporation and       shares of our common stock to United
Overseas Tankers Ltd. in exchange for substantially all of the assets of United Overseas Tankers Ltd. These shares were issued on the basis described in the section of the prospectus entitled "Recapitalization" and the foregoing transactions are described in greater detail in that section.


    Prior to the completion of this offering, we issued options to purchase shares of common stock at the initial public offering price per share. As of this offering, none of the options had been exercised.

    The issuances of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(A) EXHIBIT
NUMBER*                               DESCRIPTION
-----------   ------------------------------------------------------------
   1.1        Form of Underwriting Agreement.

   2.1**      Plans of Acquisition or Other Recapitalization Documents.

   3.1        Articles of Incorporation of General Maritime Corporation.

   3.2 Certificate of Amendment to the Articles of Incorporation of General Maritime Corporation changing the name to General
              Maritime Ship Holdings Ltd.

   3.3***     Amended and Restated Articles of Incorporation of General
              Maritime Corporation.

   3.4****    By-laws of General Maritime Corporation.

   4.1**      Form of Common Stock Certificate of General Maritime
              Corporation.

   4.2**      Registration Rights Agreements.

(A) EXHIBIT
NUMBER*                               DESCRIPTION
-----------   ------------------------------------------------------------
   5.1**      Opinion of Kramer Levin Naftalis & Frankel LLP regarding the validity of the common stock being issued.

   5.2** Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued.

   8.1**      Opinion of Kramer Levin Naftalis & Frankel LLP regarding
              U.S. tax matters.

   8.2**      Opinion of Dennis J. Reeder, Esq. regarding Republic of
              Marshall Islands tax matters.

  10.1        Reserved.

  10.2        Senior Facility Agreement, dated May 15, 1997, between
              General Maritime I, L.P., Christiania Bank og KreditKasse
              ASA, New York Branch ("Christiania") and Union Bank of
              Norway ("Union Bank").(1)

  10.3        Junior Facility Agreement, dated May 15, 1997, between
              General Maritime I, L.P. and Christiania.

  10.4        First Preferred mortgage, dated May 20, 1997, made by Alta
              Ltd. in favor of Christiania.

  10.5        Senior Facility Agreement, dated August 6, 1997, between
              Nord Ltd., Christiania and Union Bank.

  10.6        Junior Facility Agreement, dated August 6, 1997, between
              Nord Ltd. and Christiania.

  10.7        First Preferred Mortgage, dated August 7, 1997, between Nord
              Ltd. and Christiania, as assigned and amended on September
              8, 1997.

  10.8        Senior Facility Agreement, dated September 30, 1997, between
              Harriet Ltd., Christiania and Union Bank.

  10.9        Junior Facility Agreement, dated September 30, 1997, between
              Harriet Ltd. and Christiania.

  10.10       First Preferred Mortgage, dated September 30, 1997, between
              Harriet Ltd. and Christiania, as assigned and amended on September 8, 1997.

  10.11       First Preferred Mortgage Amendment, dated September 29,
              2000, between Harriet Ltd. and Christiania.

  10.12       Senior Facility Agreement, dated October 27, 1997, between
              Pacific Tankship Ltd., Christiania, Union Bank and
              Skandinaviska Enskilda Banken AB ("Skandinaviska").

  10.13       Junior Facility Agreement, dated October 27, 1997, between
              Pacific Tankship Ltd. and Christiania.

  10.14       Senior Facility Agreement, dated October 30, 1997, among
              Boss Ltd., Stavanger Sun Ltd., Christiania, Union Bank and
              Skandinaviska.(1)

  10.15       Junior Facility Agreement, dated October 30, 1997, among
              Boss Ltd., Stavanger Sun Ltd. and Christiania.

  10.16       Amendment Agreement, dated December 1999, relating to Senior
              Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
              Christiania

  10.17       Amendment Agreement, dated December 1999, relating to Junior
              Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
              Christiania

(A) EXHIBIT
NUMBER*                               DESCRIPTION
-----------   ------------------------------------------------------------
  10.18       Amendment Agreement, dated February 2000, relating to Senior
              Facility Agreement, Junior Facility Agreement and other
              documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

  10.19       Amendment Agreement, dated March 2000, relating to Senior
              Facility Agreement, Junior Facility Agreement and other documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

  10.20       First Preferred Mortgage, dated March 15, 2000, made by
              Stavanger Sun Ltd. in favor of Christiania.

  10.21       Second Preferred Mortgage, dated March 15, 2000, made by
              Stavanger Sun Ltd. in favor of Christiania.

  10.22       First Preferred Mortgage, dated February 17, 2000, made by
              Boss Ltd. in favor of Christiania.

  10.23       Second Preferred Mortgage, dated February 17, 2000, made by
              Boss Ltd. in favor of Christiania.

  10.24       Amended and Restated Credit Agreement, dated February 9,
              1999, among Genmar Constantine Ltd., Genmar Agamemnon Ltd.,
              Genmar Minotaur Ltd., Genmar Minotaur Ltd. (collectively, the "Ajax SPVs"), Ajax Limited Partnership (together with the Ajax SPVs, the "Ajax Loan Parties"), Christiania,
              Skandinaviska, Union Bank and De National
              Investeringsbank N.V.

  10.25       Form of First Preferred Mortgage, dated May 15, 1998, made by each of the Ajax SPVs in favor of Christiania, as amended
              on February   , 1999.

  10.26       Share Mortgage, dated February 9, 1999, between Ajax Limited
              Partnership and Christiania.

  10.27       Reserved.

  10.28       Reserved.

  10.29       Credit Agreement, dated June   , 2000, among Genmar Gabriel
              Ltd., Genmar Zoe Ltd., Genmar Macedon Ltd., Genmar Spartiate
              Ltd. (collectively, the "Ajax II SPVs"), Ajax II, L.P.,
              Christiania, Deutsche Shiffsbank Aktiengesellschaft,
              Hamburghische Landesbank-Girozentrale and Vereins-Und
              Westbank AG.

  10.30       First Preferred Ship Mortgage, dated June   , 2000, made by
              Genmar Macedon Ltd., Genmar Spartiate Ltd. and Genmar Zoe
              Ltd. in favor of Christiania.

  10.31       Deed of Covenants to Accompany a First Priority Statutory
              Mortgage of a Ship, dated June   , 2000, made by Genmar
              Gabriel Ltd. in favor of Christiania.

  10.32       Share Mortgage, dated       , 2000, between Ajax II, L.P.
              and Christiania.

  10.33**     General Maritime Corporation 2001 Stock Incentive Plan.

  16.1 Letter dated November 10, 2000, from Ernst & Young LLP regarding change in Certifying Accountants.

  21.1**      Subsidiaries of General Maritime Corporation.

  23.1        Consent of Ernst & Young LLP.

  23.2        Consent of Deloitte & Touche LLP.

  23.3** Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1).

  23.4** Consent of Dennis J. Reeder, Esq. (included in his opinion filed as Exhibit 5.2).

  23.5        Consent of Clarkson Research Studies

(A) EXHIBIT
NUMBER*                               DESCRIPTION
-----------   ------------------------------------------------------------
  24.1        Powers of Attorney (included as part of the signature page hereto).

  99.1        Consent of John P. Tavlarios.


------------------------


* Unless otherwise noted herein, each exhibit was filed with our Form S-1 filed with the Securities and Exchange Commission on November 13, 2000.



**  To be filed by amendment



*** Filed as Exhibit 3.1 to our Form S-1 filed with the Securities and Exchange
    Commission on November 13, 2000.



****Filed as Exhibit 3.2 to our Form S-1 filed with the Securities and Exchange
    Commission on November 13, 2000.


ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as the indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, General Maritime Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 14th day of March, 2001.



                                                       GENERAL MARITIME SHIP HOLDINGS LTD.

                                                       By:  /s/ PETER C. GEORGIOPOULOS
                                                            -----------------------------------------
                                                            Name:  Peter C. Georgiopoulos
                                                            Title: Chairman and Chief Executive
                                                            Officer


                               POWERS OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter C. Georgiopoulos and John P. Tavlarios, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, any and all amendments thereto (including post-effective amendments), any subsequent Registration Statements pursuant to Rule 424 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                                                       Chairman, Chief Executive
             /s/ PETER C. GEORGIOPOULOS                  Officer and Director
     -------------------------------------------         (Principal Executive        March 14, 2001
               Peter C. Georgiopoulos                    Officer)

                                                       Vice President, Chief
             /s/ JAMES C. CHRISTODOULOU                  Financial Officer and
     -------------------------------------------         Secretary                   March 14, 2001
               James C. Christodoulou                    (Principal Financial and
                                                         Accounting Officer)

                               INDEX TO EXHIBITS


(A) EXHIBIT
NUMBER*                                         DESCRIPTION                             PAGE
-----------             ------------------------------------------------------------  --------
        1.1             Form of Underwriting Agreement.

        2.1**           Plans of Acquisition or Other Recapitalization Documents

        3.1             Articles of Incorporation of General Maritime Corporation

        3.2             Certificate of Amendment to the Articles of Incorporation of
                        General Maritime Corporation changing the name to General
                        Maritime Ship Holdings Ltd.

        3.3***          Amended and Restated Articles of Incorporation of General
                        Maritime Corporation.

        3.4****         By-laws of General Maritime Corporation.

        4.1**           Form of Common Stock Certificate of General Maritime
                        Corporation.

        4.2**           Registration Rights Agreements

        5.1**           Opinion of Kramer Levin Naftalis & Frankel LLP regarding the validity of the common stock being issued.

        5.2**           Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued.

        8.1**           Opinion of Kramer Levin Naftalis & Frankel LLP regarding
                        U.S. tax matters.

        8.2**           Opinion of Dennis J. Reeder, Esq. regarding Republic of
                        Marshall Islands tax matters.

       10.1             Reserved.

       10.2             Senior Facility Agreement, dated May 15, 1997, between
                        General Maritime I, L.P., Christiania Bank og KreditKasse
                        ASA, New York Branch ("Christiania") and Union Bank of
                        Norway ("Union Bank").

       10.3             Junior Facility Agreement, dated May 15, 1997, between
                        General Maritime I, L.P. and Christiania.

       10.4             First Preferred mortgage, dated May 20, 1997, made by Alta
                        Ltd. in favor of Christiania.

       10.5             Senior Facility Agreement, dated August 6, 1997, between
                        Nord Ltd., Christiania and Union Bank.

       10.6             Junior Facility Agreement, dated August 6, 1997, between
                        Nord Ltd. and Christiania.

       10.7             First Preferred Mortgage, dated August 7, 1997, between Nord
                        Ltd. and Christiania, as assigned and amended on September
                        8, 1997.

       10.8             Senior Facility Agreement, dated September 30, 1997, between
                        Harriet Ltd., Christiania and Union Bank.

       10.9             Junior Facility Agreement, dated September 30, 1997, between
                        Harriet Ltd. and Christiania.

       10.10            First Preferred Mortgage, dated September 30, 1997, between
                        Harriet Ltd. and Christiania, as assigned and amended on
                        September 8, 1997.

       10.11            First Preferred Mortgage Amendment, dated September 29,
                        2000, between Harriet Ltd. and Christiania.

       10.12            Senior Facility Agreement, dated October 27, 1997, between
                        Pacific Tankship Ltd., Christiania, Union Bank and
                        Skandinaviska Enskilda Banken AB ("Skandinaviska").

       10.13            Junior Facility Agreement, dated October 27, 1997, between
                        Pacific Tankship Ltd. and Christiania.

(A) EXHIBIT
NUMBER*                                         DESCRIPTION                             PAGE
-----------             ------------------------------------------------------------  --------
       10.14            Senior Facility Agreement, dated October 30, 1997, among
                        Boss Ltd., Stavanger Sun Ltd., Christiania, Union Bank and
                        Skandinaviska.

       10.15            Junior Facility Agreement, dated October 30, 1997, among
                        Boss Ltd., Stavanger Sun Ltd. and Christiania.

       10.16            Amendment Agreement, dated December 1999, relating to Senior
                        Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
                        Christiania

       10.17            Amendment Agreement, dated December 1999, relating to Junior
                        Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
                        Christiania

       10.18            Amendment Agreement, dated February 2000, relating to Senior
                        Facility Agreement, Junior Facility Agreement and other
                        documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

       10.19            Amendment Agreement, dated March 2000, relating to Senior
                        Facility Agreement, Junior Facility Agreement and other
                        documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

       10.20            First Preferred Mortgage, dated March 15, 2000, made by
                        Stavanger Sun Ltd. in favor of Christiania.

       10.21            Second Preferred Mortgage, dated March 15, 2000, made by
                        Stavanger Sun Ltd. in favor of Christiania.

       10.22            First Preferred Mortgage, dated February 17, 2000, made by
                        Boss Ltd. in favor of Christiania.

       10.23            Second Preferred Mortgage, dated February 17, 2000, made by
                        Boss Ltd. in favor of Christiania.

       10.24            Amended and Restated Credit Agreement, dated February 9,
                        1999, among Genmar Constantine Ltd., Genmar Agamemnon Ltd.,
                        Genmar Minotaur Ltd., Genmar Minotaur Ltd. (collectively,
                        the "Ajax SPVs"), Ajax Limited Partnership (together with
                        the Ajax SPVs, the "Ajax Loan Parties"), Christiania,
                        Skandinaviska, Union Bank and De National
                        Investeringsbank N.V.

       10.25            Form of First Preferred Mortgage, dated May 15, 1998, made by each of the Ajax SPVs in favor of Christiania, as amended
                        on February   , 1999.

       10.26            Share Mortgage, dated February 9, 1999, between Ajax Limited
                        Partnership and Christiania.

       10.27            Reserved.

       10.28            Reserved.

       10.29            Credit Agreement, dated June   , 2000, among Genmar Gabriel
                        Ltd., Genmar Zoe Ltd., Genmar Macedon Ltd., Genmar Spartiate
                        Ltd. (collectively, the "Ajax II SPVs"), Ajax II, L.P.,
                        Christiania, Deutsche Shiffsbank Aktiengesellschaft,
                        Hamburghische Landesbank-Girozentrale and Vereins-Und
                        Westbank AG.

       10.30            First Preferred Ship Mortgage, dated June   , 2000, made by
                        Genmar Macedon Ltd., Genmar Spartiate Ltd. and Genmar Zoe
                        Ltd. in favor of Christiania.

       10.31            Deed of Covenants to Accompany a First Priority Statutory
                        Mortgage of a Ship, dated June   , 2000, made by Genmar
                        Gabriel Ltd. in favor of Christiania.

       10.32            Share Mortgage dated       , 2000, between Ajax II, L.P. and
                        Christiania.

       10.33**          General Maritime Corporation 2001 Stock Incentive Plan.

       16.1 Letter dated November 10, 2000, from Ernst & Young LLP regarding change in Certifying Accountants.

       21.1**           Subsidiaries of General Maritime Corporation.

       23.1             Consent of Ernst & Young LLP.

(A) EXHIBIT
NUMBER*                                         DESCRIPTION                             PAGE
-----------             ------------------------------------------------------------  --------
       23.2             Consent of Deloitte & Touche LLP.

       23.3**           Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1).

       23.4** Consent of Dennis J. Reeder, Esq. (included in his opinion filed as Exhibit 5.2).

       23.5             Consent of Clarkson Research Studies

       24.1 Powers of Attorney (included as part of the signature page hereto).

       99.1             Consent of John P. Tavlarios.


------------------------


* Unless otherwise noted herein, each exhibit was filed with our Form S-1 filed with the Securities and Exchange Commission on November 13, 2000.



**  To be filed by amendment



*** Filed as Exhibit 3.1 to our Form S-1 filed with the Securities and Exchange
    Commission on November 13, 2000.



****Files as Exhibit 3.2 to our Form S-1 filed with the Securities and Exchange
    Commission on November 13, 2000.